      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 8, 1998

                                            REGISTRATION NO. 333-
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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-2

                          REGISTRATION STATEMENT UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                              REALTY REFUND TRUST
           (Exact name of registrant as specified in its Declaration)
                            ------------------------

                                      OHIO
         (State or other jurisdiction of incorporation or organization)

                            1750 HUNTINGTON BUILDING
                               925 EUCLID AVENUE
                             CLEVELAND, OHIO 44115
                                 (216) 622-0046
              (Address, including zip code, and telephone number,
       including area code, of registrant's principal executive offices)
                                   34-6647590
                    (I.R.S. Employer Identification Number)

                                GREGORY D. BRUHN
                          EXECUTIVE VICE PRESIDENT AND
                            CHIEF FINANCIAL OFFICER
                            1750 HUNTINGTON BUILDING
                               925 EUCLID AVENUE
                             CLEVELAND, OHIO 44115
                                 (216) 622-0046
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                            ------------------------

                                   COPIES TO:

                             JAMES B. ARONOFF, ESQ.
                           THOMPSON HINE & FLORY LLP
                                3900 KEY CENTER
                               127 PUBLIC SQUARE
                             CLEVELAND, OHIO 44114
                                 (216) 566-5504
                            ------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:

     From time to time after this Registration Statement becomes effective.
                            ------------------------

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: [X]

     If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(l) of this form, check the following box: [ ]

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box: [ ]

                        CALCULATION OF REGISTRATION FEE

===================================================================================================================
                                                            PROPOSED MAXIMUM   PROPOSED MAXIMUM
       TITLE OF SECURITIES BEING            AMOUNT BEING     OFFERING PRICE        AGGREGATE          AMOUNT OF
               REGISTERED                    REGISTERED       PER SHARE(1)     OFFERING PRICE(1)   REGISTRATION FEE
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Shares of Beneficial Interest, without
  par value.............................     2,950,743           $4.28          $12,629,180.04        $3,725.61
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(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c); based on the average of the high and low reported sales prices on the New York Stock Exchange on June 1, 1998.

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     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
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                         SHARES OF BENEFICIAL INTEREST,
                               WITHOUT PAR VALUE

                 TO BE OFFERED BY SEVERAL HOLDERS OF THE SHARES
                 OF BENEFICIAL INTEREST OF REALTY REFUND TRUST

     This Prospectus relates to the offering ("Offering") by certain selling stockholders ("Selling Stockholders") named herein under "Selling Stockholders" of up to 2,950,743 shares ("Shares") of beneficial interest, without par value ("Common Stock"), of Realty ReFund Trust ("Company"), which Shares have been or will be issued to the Selling Stockholders in one or more private placements, or may be issued to the Selling Stockholders upon conversion by the Selling Stockholders of Class A Units of limited partner interests ("Units") in RRF Limited Partnership, a Delaware limited partnership ("Partnership"). Under the Agreement of Limited Partnership of the Partnership, as amended ("Partnership Agreement"), the Company, as the sole general partner of the Partnership, is obligated to convert the Units, at the option of the holders thereof, for a like number of shares of Common Stock, except to the extent that the Ownership Limit is reached in which case the Company may elect to purchase any Units in excess of the Ownership Limit for cash. The Units were originally issued by the Partnership in private placements for cash or interests in entities which owned and operated hotel properties. The distribution of the Shares by the Selling Stockholders is not subject to any underwriting agreement. The Company will receive none of the proceeds from the sale of Shares hereunder. All expenses of registration incurred in connection with this Offering are being borne by the Company, but all selling and other expenses incurred by Selling Stockholders will be borne by such Selling Stockholders. None of the Shares offered pursuant to this Prospectus have been registered prior to the filing of the Registration Statement of which this Prospectus is a part.

     Other than the Shares, the Common Stock of the Company is listed on the New York Stock Exchange ("NYSE") under the symbol "RRF." The Shares are the subject of a pending listing application with the NYSE. The last reported sale price of Common Stock on June 1, 1998 on the NYSE was $4.3125 per share. On June 1, 1998, 1,667,817 shares of Common Stock were held by 444 holders of record. To preserve its status as a real estate investment trust under the Internal Revenue Code of 1986, as amended ("REIT"), the Company limits the amount of Common Stock that may be owned by any single person or affiliated group to 4.9% of the outstanding shares and restricts the transferability thereof under certain circumstances.

     The Shares may be sold by the Selling Stockholders from time to time on the NYSE or such other national securities exchange or automated interdealer quotation system on which the Shares are then listed, through negotiated transactions or otherwise at market prices prevailing at the time of the sale or at negotiated prices. See "PLAN OF DISTRIBUTION."

     SEE "RISK FACTORS" BEGINNING ON PAGE 4 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CAREFULLY CONSIDERED BY PROSPECTIVE PURCHASERS OF THE SHARES OFFERED HEREBY.

     Each Selling Stockholder and any broker executing sell orders on behalf of the Selling Stockholders may be deemed to be an "underwriter" within the meaning of the Securities Act of 1933, as amended ("Securities Act"). Commissions received by any such broker may be deemed to be underwriting commissions under the Securities Act.

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

               THE DATE OF THIS PROSPECTUS IS             , 1998.

                                  THE COMPANY

     Realty ReFund Trust is a self-administered equity REIT that, at June 1, 1998, owned an approximate 12.4% general partner interest in the Partnership, which presently owns directly or indirectly, together with RRF Sub Corp., a wholly-owned subsidiary of the Company, interests in nine hotels with an aggregate of 1,480 suites in Arizona and southern California (collectively, "Hotels"). The Hotels are operated as InnSuites Hotels(R). Three of the Hotels are also marketed as "Best Western(R)" and one primarily as a "Holiday Inn(R)Hotel and Suites." All of the Hotels are managed by InnSuites Innternational Hotels, Inc. ("ISIH"). Unless the context otherwise requires, all references herein to the business and assets of the Company refer to Realty ReFund Trust, the Partnership, RRF Sub Corp. and their respective subsidiaries on a consolidated basis and all references herein to the Partnership shall include RRF Sub Corp.

     To enable the Company to qualify as a REIT, the Partnership leases the Hotels, and expects to lease any additional hotels acquired by it in the future, to Realty Hotel Lessee Corp., or a wholly-owned subsidiary thereof ("Lessee"), pursuant to leases providing for the payment of rent based primarily upon the suite revenues of such Hotels ("Percentage Leases"). The Lessee pays rent to the Partnership under the Percentage Leases and, in addition, pays all franchise fees, management fees and other operating expenses of the Hotels leased by it. The Partnership, in turn, distributes such rental payments, less expenses, to the Company.

     The Company seeks to increase operating cash flow and enhance stockholder value through both acquisitions and internal growth. The Company believes that InnSuites Hotels are particularly attractive investments because of the following factors: the favorable recognition of the InnSuites Hotels brand among consumers in the Southwest and Western regions of the United States; the leadership position of InnSuites Hotels within the market niche of middle market studio and two-room suite hotels and the relative strength of that market within the hotel industry; and the Company's positive experience and expertise with InnSuites Hotels. The Company believes that a substantial number of hotels meeting its investment criteria remain to be acquired and repositioned at attractive prices.

     The Company's growth strategy is to utilize management's expertise and knowledge of the hotel industry to acquire hotel assets and oversee the refurbishment, repositioning and management of such assets and to utilize its asset management role to improve the quality of the Hotels through upgrading and repositioning, thereby improving their revenue performance. James F. Wirth, Trustee, Chairman, Chief Executive Officer and President of the Company, has been engaged in the hotel business for approximately 27 years, including serving as Assistant to the President and Division President of Ramada Inns, where he started in 1970.

     Pursuant to the Percentage Leases, the Company will participate in any increases in hotel revenues, thereby improving its operating cash flow. In addition, the Company may expand certain of its hotel properties by constructing additional extended-stay suites with meeting space, if market and other conditions warrant.

     The Company was formed as an unincorporated Ohio real estate investment trust on April 28, 1971. The Company's executive offices are located at 1750 Huntington Building, 925 Euclid Avenue, Cleveland, Ohio 44115 and its telephone number is (216) 622-0046.

BUSINESS OBJECTIVES

     The Company believes that, while the lodging industry as a whole has benefitted from an improved supply/demand dynamic, the greatest opportunities for revenue growth and profitability will arise from the skillful acquisition, management and repositioning of hotel properties. An integral element of this management is the continuous evaluation of each Hotel's position in its market and the implementation, as necessary, of changes in rates, amenities and customer focus to maximize the continuing returns from the Hotels. The Company attributes the historical performance of the Hotels to the implementation of this asset management strategy.

     The Company's primary business objectives are to maximize current returns to its stockholders through increases in cash flow available for distribution and to increase long-term total returns to stockholders through appreciation in value of the hotel assets and Common Stock. The Company will seek to achieve these objectives through participation in increased revenues from the Hotels pursuant to the Percentage Leases and by selective acquisition, ownership, redevelopment, repositioning and expansion of hotel properties. The Company will seek to continue to invest in properties where the Company's established industry and marketing expertise and other resources will enable it to improve the acquired hotel's performance.

  Business Strategy.

     The Company's strategies to meet its objectives include the following:

     Growth. The Company believes that, based on historical operating results and the strength of InnSuites Hotels' management team, portfolio and markets, the Hotels should provide the Company with the opportunity for cash flow growth through the Percentage Leases. The Company believes that the revenue and cash flow of the Hotels will be maximized by intensive management and marketing. The Company believes that Lessee's continued commitment to customer service and the experience of its management team should position the Company to capitalize on the expected continued strength in the economy and improvement in the U.S. hotel market. The Company's objectives include enhancing its competitive market position through the continuation of a regular program of renovation, capital improvement and niche marketing.

     Acquisitions. The Company believes that attractive opportunities exist to acquire additional hotel properties serving the market segment served by the Hotels. The Company plans to expand the InnSuites Hotels system in southern California and other markets in the southwestern United States where it believes newly acquired properties will, at stabilization, add to earnings. The Company expects to continue to affiliate with InnSuites Hotels(R), Holiday Inn(R), Best Western(R) and/or other franchise companies. The Company believes it has the capacity to acquire additional hotels without significantly increasing management and overhead expenses.

     Renovation and Development. Land for the addition of "extended-stay" suites may be available adjacent to four of the Hotels. Such additional suites may enable the Company to avoid duplication of overhead and capitalize on InnSuites Hotels' past success by broadening service to include weekly and/or monthly extended-stay guests while retaining the ability to offer the additional suites on a daily basis during peak travel season.

     The Company believes that a regular program of capital improvements at the Hotels, including replacement and refurbishment of furniture, fixtures and equipment, will enhance its competitiveness and maximize revenue growth under the Percentage Leases.

     As part of its ongoing renovation and capital expenditures program, the Company expects to spend approximately $1,043,000 on capital improvements at the Hotels during the 1999 fiscal year. These expenditures will be funded from Company contributions to a Capital Expenditures Fund and/or from the Hotels' revenues during that period.

     The Company may develop additional limited-service or extended-stay hotels on land that the Company may acquire contiguous to the properties currently owned or elsewhere in its current geographic markets. The Company believes that selective development of hotels in or near its existing geographic markets will enable it to take advantage of operating and marketing efficiencies to generate attractive returns on investment.

     Financing Strategy. As of January 31, 1998, the Company, on a consolidated pro forma basis, had an aggregate of $26,780,000 of outstanding debt. While its organizational documents contain no limitation on the amount of debt it may incur, the Company intends to achieve a debt to total market capitalization ratio or debt to appraised value of real estate ratio (measured at the time debt is incurred) of not more than 50% to 55%. The Company may from time to time re-evaluate its debt capitalization policy in light of economic conditions, relative costs of debt and equity capital, market values of its properties, acquisition, development and expansion opportunities, and other factors. Any indebtedness may be incurred by the Company or the Partnership. Indebtedness incurred by the Company may be in the form of bank borrowings, secured or unsecured, and publicly or privately placed debt instruments, the proceeds of which would be loaned or contributed to the Partnership. Indebtedness incurred by the Partnership may be in the form of purchase money obligations to the sellers of properties, publicly or privately placed debt instruments, further borrowings from the Company, or financing from banks, institutional investors or other lenders, any of which indebtedness may be unsecured or may be secured by mortgages or other interests in the property owned by the Partnership. This indebtedness may be with recourse to all or any part of the property of the Company or the Partnership, or recourse may be limited to the specific property to which the indebtedness relates. The proceeds from any borrowings by the Company or the Partnership may be used for the payment of distributions or dividends, for working capital, or to refinance existing indebtedness or to finance acquisitions or expansions of properties. See "FEDERAL INCOME TAX
CONSIDERATIONS -- Requirements for Qualification and -- Distribution Requirements."

     The Company has entered into a $12,000,000 senior secured revolving credit facility with Pacific Century Bank ("Credit Facility"). The Company intends to use the Credit Facility to provide interim financing for property acquisitions and capital improvements in anticipation of long-term financing and to fund working capital requirements. The Credit Facility is secured by first mortgages on three of the Hotels.

                                  RISK FACTORS

     In addition to the other information contained in, or incorporated by reference into, this Prospectus, prospective investors should carefully consider the following factors in evaluating an investment in the Shares offered hereby.

                              HOTEL INDUSTRY RISKS

OPERATING RISKS

     The Hotels are subject to all operating risks common to the hotel industry. These risks include, among other things, intense competition from other hotels; potential over-building in the hotel industry, which has adversely affected occupancy, average daily rate ("ADR") and revenue per available room or suite ("REVPAR") in the past; increases in operating costs due to inflation and other factors, which increases have not always been, and may not necessarily in the future be, offset by increased suite rates; dependence on business and commercial travelers and tourism; increases in energy costs and other expenses of travel; and the effects of general and local economic conditions. Such factors could adversely affect the Lessee's ability to make lease payments and, consequently, adversely affect the Company's ability to make any required payments of principal and interest on indebtedness and to make distributions to stockholders. Further, annual adjustments to the base rent and the thresholds for the computation of percentage rent under the Percentage Leases, based upon a formula taking into account changes in the U.S. Consumer Price Index ("CPI"), would (in the absence of offsetting increases in suite revenue and in the event of any decrease in suite revenue) result in decreased revenues to the Partnership and, therefore, decreased amounts available to the Company for required payments of principal and interest on indebtedness and to make distributions to stockholders.

COMPETITION

     Competition for Guests; Operations. The hotel industry is highly competitive. Each of the Hotels experiences competition primarily from other mid-market hotels in its immediate vicinity, but also competes with other hotel properties in its geographic market. Some of the competitors of the Hotels have substantially greater marketing and financial resources than the Company and the Lessee. A number of additional hotel rooms have been added, are under development or have been announced in a number of the Company's markets, and additional hotel rooms may be developed in the future. Such additional hotel rooms have had, and may continue to have, an adverse effect on the revenues of the Hotels in such markets.

     Competition for Acquisitions. The Company may be competing for investment opportunities with entities that have substantially greater financial resources than the Company. These entities may generally be able to accept more risk than the Company prudently can manage. Competition may generally reduce the number of suitable investment opportunities offered to the Company and increase the bargaining power of property owners seeking to sell.

SEASONALITY OF HOTEL BUSINESS

     The hotel industry is seasonal in nature. Similarly, the Hotels' operations historically have been seasonal in nature, reflecting relatively higher occupancy rates at a majority of the Hotels during the first fiscal quarter of each year, and to a lesser extent, the fourth fiscal quarter, and relatively lower occupancy rates at a majority of the

Hotels during the second fiscal quarter of each year. Accordingly, seasonality can be expected to cause significant quarterly fluctuations in the Company's lease revenue, to the extent it receives percentage rent. Hotels located in southern Arizona historically experience their most profitable periods in the winter season, whereas Hotels located in northern Arizona and California historically experience their most profitable periods during the summer season, providing some balance to the general seasonality in the hotel business.

INVESTMENT CONCENTRATION IN SINGLE INDUSTRY

     The Company's current strategy is to acquire interests exclusively in hotel properties. The Company will not seek to invest in assets selected to reduce the risks associated with investments in the hotel industry and will be subject to risks inherent in concentrating investments in a single industry. Therefore, the adverse effect on the Company's lease revenue and amounts available for required payments of principal and interest on indebtedness and to make distributions to stockholders resulting from a downturn in the hotel industry will be more pronounced than if the Company had diversified its investments outside of the hotel industry.

EMPHASIS ON INNSUITES HOTELS; MARKET CONCENTRATION

     All but one of the Hotels are marketed as InnSuites Hotels (with modest marketing of that Hotel as an InnSuites affiliate). Accordingly, the Company is subject to risks inherent in concentrating the Company's investments in the InnSuites Hotels brand, such as a reduction in business following adverse publicity related to the brand, which could have an adverse effect on the Company's lease revenues and amounts available for required payments of principal and interest on indebtedness and to make distributions to stockholders.

     The Hotels are located in Arizona and southern California. Therefore, adverse events or conditions that affect those areas particularly (such as natural disasters or adverse changes in local economic conditions) could have a more pronounced negative impact on the operations of the Company and amounts available for required payments of principal and interest on indebtedness and to make distributions to stockholders than events affecting other areas.

                  CONSTRAINTS ON ACQUISITIONS AND IMPROVEMENTS

     The Company intends to continue to pursue its current growth strategy, which includes acquiring, repositioning and improving hotel properties. There is a risk that the Company will not have access to sufficient equity or debt capital to pursue its acquisition strategies indefinitely. The Company generally cannot retain cash generated by operating activities. To qualify as a REIT, the Company must distribute at least 95% of its taxable income annually. The Company's $12 million Credit Facility currently expires in 2001. Since the Company generally cannot retain earnings and the term of the Company's Credit Facility is limited, the Company's ability to continue to make hotel acquisitions following the expiration or utilization of the Credit Facility will depend primarily on its ability to obtain additional private or public equity or debt financing. There can be no assurance that such financing will be available to make future investments.

                             CONFLICTS OF INTEREST

GENERAL

     Because of the direct and indirect ownership interests of Mr. Wirth in, and his positions with, the Company, the Lessee and affiliates, there were inherent conflicts of interest in connection with the Company's acquisition of hotels in which he held such an interest and in the ongoing lease and operation of the Hotels. Accordingly, the interests of the Company's stockholders may not have been, and in the future may not be, solely reflected in all decisions made or actions taken by officers and Trustees of the Company.

NO ARMS-LENGTH BARGAINING ON PERCENTAGE LEASES AND COMPENSATION
ARRANGEMENTS FOR OFFICERS AND TRUSTEES

     The terms of the Percentage Leases and the initial compensation arrangements for officers and Trustees of the Company were not negotiated on an arms-length basis and, accordingly, may not reflect fair market values or terms. Management of the Company believes, however, that the terms of such agreements are fair to the Company. The lease payments under the Percentage Leases have been, and future Percentage Lease rents will be, calculated with reference to historical financial data and the projected operating and financial performance of the Hotels to which they relate. The terms of the Percentage Leases are believed by management of the Company to be typical of provisions found in other leases entered into in similar transactions. Management believes that the initial and current compensation arrangements for officers and Trustees of the Company, as well as the substantial ownership interests in the Company held by Mr. Wirth, provide incentives for them to seek to maximize stockholder value, by tying incentive compensation to increases in the market value of the Common Stock. The Percentage Leases and the employee compensation plans were approved by the Company's independent Trustees. The Company does not own any interest in the Lessee.

ADVERSE TAX CONSEQUENCES TO CERTAIN AFFILIATES ON A SALE OF CERTAIN HOTELS

     Certain affiliates of the Company may have unrealized gain in their investments in the seven hotels acquired by the Company on January 31, 1998 ("Initial Hotels"). A subsequent sale of such Initial Hotels by the Company may cause adverse tax consequences to such persons. Therefore, the interests of the Company and certain of its affiliates, including Mr. Wirth, could be in opposition in connection with the disposition of any of such Initial Hotels. However, decisions with respect to the disposition of any of the Initial Hotels must be approved by a majority of the independent Trustees.

          RISKS OF LEVERAGE; SUBSTANTIAL AMOUNTS OF FLOATING RATE DEBT

     At April 30, 1998, the Company's outstanding debt and capital lease obligations consisted of approximately $34.14 million in principal amount outstanding, including approximately $8.53 million under the Credit Facility, a substantial portion of which indebtedness bears interest at floating rates. Since the Company intends to continue to acquire additional studio and two-room suite hotels and must distribute annually at least 95% of its taxable net income to maintain its REIT status, it may borrow additional funds to make investments or distributions. The Company has obtained the Credit Facility to provide, as necessary, funds for investments in additional hotel properties, working capital and cash for distributions. The Credit Facility is secured by a first mortgage on the Company's interest in three of the Hotels. The majority of the Company's floating rate debt bears interest at the 30-day London Interbank Offered Rate ("LIBOR") plus 2.75%.

     There can be no assurance that the Company will be able to meet its present or future debt service obligations and, to the extent that it cannot, it risks the loss of some or all of its assets to foreclosure. Changes in economic conditions could result in higher interest rates, which could increase debt service requirements on the Company's floating rate debt and could reduce the amounts available for distribution to stockholders. Adverse economic conditions could cause the terms on which borrowings become available to become unfavorable to the Company. In such circumstances, if the Company is in need of capital to repay indebtedness in accordance with its terms or otherwise, it could be required to liquidate one or more investments in the Hotels at times that may not permit realization of the maximum return on such investments.

                                   TAX RISKS

FAILURE TO QUALIFY AS A REIT

     The Company operates in a manner intended to qualify as a REIT for federal income tax purposes. Although the Company has not requested, and does not expect to request, a ruling from the Internal Revenue Service ("Service") that it qualifies as a REIT, it has received an opinion of its counsel that, based on certain assumptions and representations, it so qualifies. Investors should be aware, however, that opinions of counsel are not binding on the Service or any court. The REIT qualification opinion only represents the view of counsel to the Company based on counsel's review and analysis of existing law, which includes no controlling precedent. Furthermore, both the validity of the opinion and the continued qualification of the Company as a REIT will depend on the Company's continuing ability to meet various requirements concerning, among other things, the ownership of its outstanding stock, the nature of its assets, the sources of its income, and the amount of its distributions to stockholders of the Company. See "FEDERAL INCOME TAX CONSIDERATIONS -- Taxation of the Company."

     If the Company were to fail to qualify as a REIT in any taxable year, the Company would not be allowed a deduction for distributions to stockholders in computing its taxable income and would be subject to federal income tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates. Unless entitled to relief under certain provisions of the Internal Revenue Code of 1986, as amended ("Code"), the Company also would be disqualified from treatment as a REIT for the four taxable years following the year during which qualification was lost. As a result, the funds available for required payments of principal and interest on indebtedness and to make distributions to stockholders would be reduced for each of the years involved. Although the Company operates in a manner designed to allow it to qualify as a REIT, it is possible that future economic, market, legal, tax or other considerations may cause the Board of Trustees, with the consent of a majority of the stockholders, to revoke the REIT election. See "FEDERAL INCOME TAX CONSIDERATIONS."

REIT MINIMUM DISTRIBUTION REQUIREMENTS

     In order to qualify as a REIT, the Company generally is required each year to distribute to stockholders at least 95% of its net taxable income (excluding any net capital gain). In addition, the Company is subject to a 4% nondeductible excise tax on the amount, if any, by which certain distributions paid by it with respect to any calendar year are less than the sum of 85% of its ordinary income plus 95% of its capital gain net income for that year.

     The Company intends to make distributions to stockholders to comply with the 95% distribution requirement and to avoid the nondeductible excise tax. The Company's income consists primarily of its share of the income of the Partnership and the Company's cash available for distribution consists primarily of its share of cash distributions from the Partnership. Differences in timing between taxable income and cash available for distribution and the effects of seasonality on the hospitality industry could require the Company, through the Partnership, to borrow funds on a short-term basis to meet the 95% distribution requirement and to avoid the nondeductible excise tax. For federal income tax purposes, distributions paid to stockholders may consist of ordinary income, capital gains, nontaxable return of capital, or a combination thereof. The Company provides its stockholders with an annual statement as to its designation of the taxability of distributions.

     Distributions by the Partnership will be determined by the Company's Board of Trustees and will depend on a number of factors, including the amount of the Partnership's cash available for distribution, the Partnership's financial condition, any decision by the Board of Trustees to reinvest funds rather than to distribute such funds, the Partnership's capital expenditures, the annual distribution requirements under the REIT provisions of the Code and such other factors as the Board of Trustees deem relevant. See "FEDERAL INCOME TAX CONSIDERATIONS -- Requirements for Qualification and -- Distribution Requirements."

FAILURE OF THE PARTNERSHIP TO BE CLASSIFIED AS A PARTNERSHIP FOR FEDERAL INCOME TAX PURPOSES; IMPACT ON REIT STATUS

     The Company believes that the Partnership will be classified as a partnership for federal income tax purposes. If the Service were to challenge successfully the tax status of the Partnership as a partnership for federal income tax purposes, the Partnership would be taxable as a corporation and would be subject to federal income tax on its taxable income at regular corporate rates. In such event, since the value of the Company's ownership interest in the Partnership constitutes more than 10% of the Partnership's voting securities and exceeds 5% of the Company's assets, the Company likely would cease to qualify as a REIT. Furthermore, the imposition of a corporate tax on the Partnership would substantially reduce the amount of cash available for distribution to the Company and its stockholders.

            EFFECT OF MARKET INTEREST RATES ON PRICE OF COMMON STOCK

     One of the factors that may influence the price of the Company's Common Stock in public trading markets is the annual yield from distributions by the Company on the Common Stock, as compared to yields on other financial instruments. Thus, an increase in market interest rates will result in higher yields on other financial instruments, which could adversely affect the market price of the Common Stock.

       RECENTLY ORGANIZED ENTITIES; LIMITED ASSETS AND OPERATING HISTORY

     The Company was reorganized and the Partnership and the Lessee were organized in fiscal 1998 and, therefore, have limited operating histories. Although the management of the Company and of the Lessee have substantial experience in developing, financing and operating hotel properties, they have limited experience in operating as a REIT. The Company must rely on the Lessee, and the Lessee, in turn, will depend upon ISIH, to generate sufficient cash flow from the operation of the Hotels to enable the Lessee to meet its rent obligations under the Percentage Leases. All of the Hotels are managed on behalf of the Lessee by ISIH. All management contracts extend for a term of five (5) years from the date of acquisition of the Hotel to which such contract relates, but ISIH does not have, or will not have, any liability or obligation to the Partnership for the payment of rent under the Percentage Leases. The obligations of the Lessee under the Percentage Leases are unsecured. The Lessee's only assets are cash, receivables, inventory, supplies and prepaid expenses needed in the operation of the Hotels, the franchise licenses for the Hotels, and its rights and benefits under the Percentage Leases. At January 31, 1998, the Lessee had a total stockholders' equity of approximately $250,000. See "THE COMPANY" and "PARTNERSHIP AGREEMENT."

                RELIANCE ON KEY PERSONNEL AND BOARD OF TRUSTEES

     Stockholders have no right or power to take part in the management of the Company except through the election of Trustees and the exercise of voting rights on certain specified matters. The Board of Trustees is responsible for managing the Company. The Company's future success, including particularly the implementation of the Company's acquisition growth strategy, is substantially dependent on the active participation of the Company's two executive officers, Mr. Wirth and Gregory D. Bruhn, the Company's Executive Vice President and Chief Financial Officer. The loss of the services of either of these individuals could have a material adverse effect on the Company.

                          REAL ESTATE INVESTMENT RISKS

     The Company's investments are subject to varying degrees of risk generally incident to the ownership of real property, including, in addition to the risks discussed below, adverse changes in general or local economic conditions, zoning laws, traffic patterns and neighborhood characteristics, tax rates, governmental rules and fiscal policies, and by civil unrest, acts of war and other adverse factors which are beyond the control of the Company.

ILLIQUIDITY OF REAL ESTATE

     Real estate investments are relatively illiquid. The ability of the Company to alter its portfolio in response to changes in economic and other conditions will be limited. Also, no assurances can be given that the market value of any of the Hotels will not decrease in the future. There can be no assurance that the Company will be able to dispose of such investments when it finds disposition advantageous or necessary or that the sale price realized in any disposition will recoup or exceed the amount of the Company's investment therein.

UNINSURED AND UNDERINSURED LOSSES

     Each of the Hotels is covered by comprehensive policies of insurance, including liability, fire and extended coverage. Management believes such specified coverage is of the type and amount customarily obtained by owners of similar real property assets. However, there are certain types of losses, generally of a catastrophic nature, such as earthquakes, hurricanes and floods, that may be uninsurable or not economically insurable. Two of the Hotels are located in California, which is subject to relatively higher seismic risks. Although one of these Hotels was constructed under the more recent and stringent post-1984 building codes that were intended to reduce the likelihood or extent of damage from seismic activity, no assurance can be given that an earthquake would not cause substantial damage and losses to that Hotel. The Company's Board of Trustees may exercise discretion in determining amounts, coverage limits and the deductibility provisions of insurance, with a view to maintaining appropriate insurance coverage on the Company's investments at a reasonable cost and on suitable terms. This may result in insurance coverage that, in the event of a substantial loss, would not be sufficient to pay the full current market value or current replacement cost of the Company's lost investment. Inflation, changes in building codes and ordinances, environmental considerations and other factors also might make it impractical to rely on insurance proceeds to replace property after such property has been damaged or destroyed. Under such circumstances, the insurance proceeds received by the Company might not be adequate to restore its economic position with respect to such property.

ENVIRONMENTAL MATTERS

     Under various federal, state and local environmental laws, ordinances and regulations, a current or previous owner or operator of real property may be liable for the costs of removal or remediation of hazardous or toxic substances on, under or in such property. Such laws often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. Liability also may extend to persons holding a security interest in the property under certain limited circumstances. In addition, the presence of contamination from hazardous or toxic substances, or the failure to properly remediate such contaminated property, may adversely affect the owner's ability to dispose of such property, to fully utilize such property without restriction or to borrow using such property as collateral. Persons who arrange for the disposal or treatment of hazardous or toxic substances may also be liable for the costs of removal or remediation of such substances at the disposal or treatment facility, whether or not such facility is or ever was owned or operated by such person. Certain environmental laws and common law principles could be used to impose liability for the release of hazardous or toxic substances, including the release of asbestos-containing materials ("ACMs") into the air, and third parties may seek recovery from owners or operators of real property for personal injury or property damage associated with such releases, including exposure to released ACMs. Environmental laws also may impose restrictions on the manner in which property may be used or businesses may be operated, and these restrictions may require unanticipated expenditures. Environmental laws provide for sanctions in the event of noncompliance and may be enforced by governmental agencies or, in certain circumstances, by private parties. In connection with the ownership of the Hotels and any subsequently acquired hotels, the Company may be potentially liable for such costs. The cost of defending against claims of liability, complying with environmental regulatory requirements or remediating acontaminated property could materially adversely affect the business, assets or results of operations of the Company and the Partnership and, consequently, amounts available for required payments of principal and interest on indebtedness and to make distributions to stockholders.

     Phase I environmental audits from independent environmental engineers were obtained with respect to each of the Hotels prior to the acquisition thereof by the Company. The principal purpose of a Phase I audit is to identify indications of potential environmental contamination for which the Hotels may be responsible and, secondarily, to assess, to a limited extent, the potential for environmental regulatory compliance liabilities. The Phase I audits of the Hotels were designed to meet the requirements of lenders to the Hotels and the then current industry standards governing Phase I audits, and consistent with those requirements, none of the audits involved testing of groundwater, soil or air. Accordingly, they do not represent evaluations of conditions at the studied sites that would be revealed only through such testing. In addition, their assessment of environmental regulatory compliance issues was general in scope and was not a detailed determination of the Hotels' complete compliance status. Similarly, the audits did not involve comprehensive analysis of potential off-site liability. The Phase I audit reports have not revealed any environmental liability that management believes would have a material adverse effect on the Company's business, assets or results of operations, nor is the Company aware of any such liability. Nevertheless, it is possible that these reports do not reveal all environmental liabilities or that there are material environmental liabilities of which the Company is unaware.

COMPLIANCE WITH AMERICANS WITH DISABILITIES ACT

     Under the Americans with Disabilities Act of 1990 ("ADA"), all public accommodations are required to meet certain federal requirements related to access and use by disabled persons. While management of the Company believes that, based upon an examination thereof and consultation with professionals, the Hotels are substantially in compliance with these requirements, a determination that the Company is not in compliance with the ADA could result in additional expense, the imposition of fines and/or an award of damages to private litigants. If the Company were required to make substantial modifications at the Hotels to comply with the ADA, the Company's ability to make required payments of principal and interest on indebtedness and to make distributions to stockholders could be adversely affected.

INCREASES IN PROPERTY TAXES

     Each Hotel is subject to real and personal property taxes. The real and personal property taxes on hotel properties in which the Company invests may increase as property tax rates change, as the properties are improved and as the properties are assessed or reassessed by taxing authorities. If property taxes increase, the Company's ability to make required payments of principal and interest on indebtedness and to make distributions to stockholders could be adversely affected.

                              OWNERSHIP LIMITATION

     In order for the Company to maintain its qualification as a REIT, not more than 50% in value of its outstanding stock may be owned, actually and constructively under the applicable attribution provisions of the Code, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of the taxable year (other than the first year), and the Company must be beneficially owned by 100 or more persons during at least 335 days of a taxable year (other than the first year) or during a proportionate part of a shorter taxable year. For the purpose of preserving the Company's REIT qualification, the Company's Second Amended and Restated Declaration of Trust ("Declaration") prohibits ownership (taking into account applicable constructive ownership provisions of the Code) of more than 4.9% of any class of the Company's outstanding capital stock by any person ("Ownership Limit"), and, subject to certain exceptions, prohibits any transfer that would result in (i) any person owning shares in excess of the Ownership Limit, (ii) the Company's shares being beneficially owned by fewer than 100 persons (determined without reference to any constructive ownership rules), (iii) the Company being "closely held" within the meaning of the Code or otherwise failing to qualify as a REIT under the Code, or (iv) the Company owning, actually and constructively under the applicable attribution provisions of the Code, 10% or more of the ownership interests in the Lessee or any sublessee. Any attempted transfer of shares that would violate any one or more of such prohibitions will be void and of no force or effect whatsoever with respect to any shares in excess of such limits (and, in the case of the prohibition against the Company having fewer than 100 stockholders, will be entirely void) and the attempted transferee will not acquire any right or interest in such excess shares. The Company may take any lawful action deemed necessary or advisable to ensure compliance with the Ownership Limit provisions and to preserve its status as a REIT, including without limitation refusing to recognize or record any prohibited transfer.

     Should any person at any time hold any shares in violation of the Ownership Limit (other than a violation of the requirement that a REIT have at least 100 stockholders), then that number of shares in excess of the number such person could hold without violating the Ownership Limit will be immediately designated as "Shares-in-Trust" and transferred automatically and by operation of law to, and be held in, a trust for the benefit of such beneficiaries as may be designated by the trustee of such trust (which trustee shall be designated by the Company and be a person that is unaffiliated with the Company or any prohibited owner). The trustee will be entitled to receive all distributions on, and to exercise all voting rights of, any Shares-in-Trust. The record holder of any shares so designated as Shares-in-Trust and transferred to the trustee shall have no right or interest in such shares or trust, except the right (upon satisfaction of certain conditions) to receive from the proceeds of sale of such shares to a qualified person or entity an amount equal to the lesser of (i) the amount paid therefor by such record holder (if acquired by him for value), or the market price of such shares determined as provided in the Declaration (if acquired by him otherwise than for value), and (ii) the amount received by the trustee from the sale of such Shares-in-Trust.

     The Company or its designee may elect, within specified time limits, to purchase from the trustee any Shares-in-Trust at the lesser of (a) the amount to which the record holder would be entitled pursuant to clause (i) of the immediately preceding paragraph or (b) the market price of such shares, determined as provided in the Declaration, on the date of its election to purchase such shares. Accordingly, the record holder of any shares that are designated as Shares-in-Trust may experience a financial loss if the price at which such shares are sold to a qualified person or entity, or the Company, is less than that paid by such record holder therefor. See "CERTAIN DECLARATION AND STATUTORY PROVISIONS -- Declaration Provisions -- Restrictions on Ownership and Transfer" and "FEDERAL INCOME TAX CONSIDERATIONS -- Requirements for Qualification."

                LIMITATION ON ACQUISITION AND CHANGE IN CONTROL

OWNERSHIP LIMIT

     The Ownership Limit, which provides that no person may own more than 4.9% in value of any class of the outstanding Common Stock of the Company, may have the effect of precluding an acquisition of control of the Company by a third party without the approval of the Board of Trustees, even if such change in control were to be in the stockholders' interests.

CLASSIFICATION OF BOARD OF TRUSTEES

     The Board of Trustees is presently divided into three classes, comprised of two Trustees each. Trustees are elected to staggered three year terms. The Declaration provides that, subject to any rights of holders of preferred stock, if any, and unless the Board of Trustees otherwise determines, any vacancies will be filled by the affirmative vote of a majority of the remaining Trustees, though less than a quorum. Accordingly, the Board of Trustees could temporarily prevent any stockholder from enlarging the Board of Trustees and filling the new Trusteeships with such stockholder's own nominees. Any Trustee so elected shall hold office until the next annual meeting of stockholders.

              RISKS OF OPERATING HOTELS UNDER FRANCHISE AGREEMENTS

     No assurance can be provided that the Company will not be required to make and fund significant additional improvements to the Hotels in the future to obtain or maintain its franchise and/or trademark licenses. Failure to complete improvements, when required, in a manner satisfactory to the franchisor could result in the failure to issue, or the cancellation, of one or more franchise licenses. In addition, the Company may desire to operate additional hotels acquired by it under franchise licenses, and such franchisors may require that significant capital expenditures be made to such additional hotels as a condition of granting such franchise licenses.

     The continuation of franchise licenses for the Hotels is subject to the maintenance of specified operating standards and other terms and conditions. Under each Percentage Lease, the Partnership is obligated, among other things, to pay the costs of maintaining the structural elements of each Hotel and to set aside as a reserve 4% of gross hotel suite revenues per month, on a cumulative basis, and to fund from the reserve or from other sources capital expenditures (subject to approval by the Company's Board of Trustees) for the periodic replacement or refurbishment of furniture, fixtures and equipment required for the retention of such franchise licenses. The Company's predecessors in ownership made, and in the future the Company may be obligated or deem it advisable to make, capital investments in the Hotels of more than 4% of the gross suite revenues thereof. Should the Company be required or elect to do so in the future, such investments may necessitate the use of borrowed funds or the reduction of distributions. The Lessee is responsible for routine maintenance and repair expenditures with respect to the Hotels. The failure to maintain the standards or adhere to the other terms and conditions of the franchise licenses could result in the loss or cancellation of such franchise licenses. It is possible that a franchisor could condition the continuation of a franchise license upon the completion of substantial capital improvements, which the Board of Trustees may determine to be too expensive or otherwise unwarranted in light of general economic conditions or the operating results or prospects of the affected Hotel. In that event, the Board of Trustees may elect to allow the franchise license to lapse, in which event the Company will be obligated to indemnify the Lessee against any loss or liability incurred by it as a consequence of such decision. In any case, if a franchise is terminated, the Company and the Lessee may seek to obtain a suitable replacement franchise, or to operate the affected Hotel independent of a franchise license. The loss of any franchise license could have a material adverse effect upon the operations or the underlying value of the Hotel covered by such license because of the loss of associated name recognition, marketing support and centralized reservation systems provided by the franchisor. The loss of a number of the franchise licenses for the Hotels could have a material adverse effect on the Company's revenues under the Percentage Leases and the Company's cash available to make required payments of principal and interest on indebtedness and to make distributions to its stockholders.

                                USE OF PROCEEDS

     The Selling Stockholders will receive all of the proceeds from the sale of Shares offered hereby. The Company will not receive any proceeds from the sale of such Shares.

                              SELLING STOCKHOLDERS

     The following table sets forth the name of each Selling Stockholder and (i) the number of shares of Common Stock beneficially owned by each Selling Stockholder as of June 1, 1998, (ii) the maximum number of Shares which may be offered for the account of each Selling Stockholder under this Prospectus, and
(iii) the amount and percentage of Common Stock that would be owned by each Selling Stockholder after completion of the Offering, assuming the sale of all of the Shares which may be offered hereunder. Except as otherwise noted below, none of the Selling Stockholders has, within the past three years, had any position, office or other material relationship with the Company.

                                                                                         AMOUNT OF AND
                                                                                      PERCENTAGE OF COMMON
                                                                                     STOCK OWNED AFTER THE
                                               COMMON           MAXIMUM NUMBER OF         OFFERING(2)
               NAME OF                      STOCK OWNED        SHARES WHICH MAY BE   ----------------------
         SELLING STOCKHOLDER            PRIOR TO OFFERING(1)    SOLD HEREUNDER(2)     AMOUNT    PERCENTAGE
         -------------------            --------------------   -------------------   --------   -----------
Phil and Cindy Alderink...............             42                  3,733           3,733           *
Mason E. or Donna Anderson, Ttees
  Anderson Trust......................          4,573                462,427         462,427       10.01
Wayne D. Anderson.....................             24                  2,554           2,554           *
Karyn L. Anderson-Holt................             24                  2,554           2,554           *
B & R Venture Capital, AZ Pship
  Charles Reusch......................            822                 83,263          83,263        1.80
Dr. Otto L. & Robbie K. Bendheim,
  Ttees Bendheim Decl. Self-Trst......            300                 33,585          33,585           *
Dr. James Berens......................            147                 18,254          18,254           *
Joel L. Burns.........................            237                 28,427          28,427           *
Dr. Daniel B. Carroll.................            273                 27,560          27,560           *
N. R. Chandragiri.....................             51                  5,110           5,110           *
Joyce R. Cohen, Ttee Allan Cohen
  Decedent Trst.......................            201                 20,438          20,438           *
TDA & Jean Collet Rev Trst Jean
  Collet/WFB Co-Ttees Wells Fargo
  Bank................................            510                 50,025          50,025        1.08
Larry and Judith Conrad Family
  Trust...............................            114                 11,231          11,231           *
C. E. Cooney..........................             78                  7,460           7,460           *
Lyle A. Deo...........................             99                  9,327           9,327           *
Agnes Duisberg........................            396                 37,307          37,307           *
Carl R. Duisberg......................            123                 15,212          15,212           *
Joseph Freund.........................             48                  6,084           6,084           *
Steven & Gail Getzwiller..............            102                 10,220          10,220           *
Dr. David Gralnek.....................            129                  7,818           7,818           *
Henry & Freida Green..................            150                 14,437          14,437           *
Mr. & Mrs. J. W. Hancock..............            102                 10,220          10,220           *
Guy Hayden III........................             63                  7,119           7,119           *
Lori Hayden-Boyd......................             51                  5,598           5,598           *
Dave Hiddessen........................             63                  7,608           7,608           *
Robert Hiddessen Trust
  Dave Hiddessen, Ttee................             48                  6,084           6,084           *
Jack Horner...........................            120                 11,371          11,371           *

                                                                                         AMOUNT OF AND
                                                                                      PERCENTAGE OF COMMON
                                                                                     STOCK OWNED AFTER THE
                                               COMMON           MAXIMUM NUMBER OF         OFFERING(2)
               NAME OF                      STOCK OWNED        SHARES WHICH MAY BE   ----------------------
         SELLING STOCKHOLDER            PRIOR TO OFFERING(1)    SOLD HEREUNDER(2)     AMOUNT    PERCENTAGE
         -------------------            --------------------   -------------------   --------   -----------
Kathleen Housley, Ttee Rev Trst.......             42                  3,733           3,733           *
M. William & Susan Isbell, Ttees......            297                 29,847          29,847           *
Andrew G. Isbell......................              9                  1,021           1,021           *
Elizabeth D. Isbell...................              9                  1,021           1,021           *
John B. Isbell........................              9                  1,021           1,021           *
M. William Isbell II..................             60                  7,108           7,108           *
Diane Jones...........................            345                 42,595          42,595           *
Madeline B. Jones.....................              9                  1,021           1,021           *
Thomas T. Koziol......................             69                  6,528           6,528           *
Kriz Family Trust
  James & Evelyn Kriz, Ttees..........            102                 10,220          10,220           *
Paul & Margaret Larmour...............             78                  7,460           7,460           *
Murray Leonard........................            102                 10,220          10,220           *
Timothy Lewis.........................             99                  9,327           9,327           *
David A. Lindley......................            129                 12,570          12,570           *
Delvin Lindley........................            360                 36,338          36,338           *
Kay Lindley...........................             78                  7,460           7,460           *
John B. Lynch.........................             39                  3,730           3,730           *
Chastine Mangelsdorf..................            180                 16,790          16,790           *
Aubrey Maze...........................             99                 12,171          12,171           *
Dr. Charles S. Meinstein..............            168                 10,154          10,154           *
Dennis & Jeanie Merideth..............            180                 16,790          16,790           *
Richard Minor & Deborah Kerr-Minor,
  Ttees...............................          1,094                 12,021          12,021           *
Richard & Jacqueline Olness...........            651                 62,858          62,858        1.36
Dr. Charles Parker....................            396                 37,307          37,307           *
Lorance Pemble and Phyllis Pemble Liv.
  Rev. Trust..........................            396                 37,307          37,307           *
James & Joanne Retzer.................            198                 18,653          18,653           *
Roadrunner Properties Ltd.
  Dr. John Bull.......................             75                  9,129           9,129           *
Simran Limited Partnership
  Dr. Charanjit S. Dhillon............             51                  5,110           5,110           *
George M. Thornton....................            198                 18,653          18,653           *
Mr. & Mrs. Glen Volkenant.............             51                  5,110           5,110           *
Dr. E. B. Waldman.....................             75                  9,129           9,129           *
Zemer Investments an AZ Pship
  Dr. James C. Zemer..................            747                 76,978          76,978        1.67
Christian Collet......................            102                 10,005          10,005           *
Miranda Collet........................            102                 10,005          10,005           *
Paul Collet...........................             21                  2,542           2,542           *
Myra Ann Goodwin, Ttee
  Myra Ann Goodwin Family Trust.......             51                  5,110           5,110           *
Serena C. Murray......................            102                 10,005          10,005           *
Olive B. Schwartz, Ttee F/B/O
  U/AGMT..............................            225                 25,433          25,433           *
Southard Revocable Liv. Trust
  Fred & Lois Southard, Ttees.........            297                 30,824          30,824           *
Michael Vekasi........................             99                  9,327           9,327           *
Michael Schuette......................            201                 20,438          20,438           *
Patrick R. Deren......................             48                  6,084           6,084           *
Lee J. Flory(3).......................          1,173                119,517         119,517        2.59
Robert & Carol Slanicky...............            501                 54,999          54,999        1.19
Donald & Jere Brunson.................             48                  6,084           6,084           *
Victor C. Smith Jr....................            396                 37,307          37,307           *
Jay Dee Conrad........................             15                  1,904           1,904           *

                                                                                         AMOUNT OF AND
                                                                                      PERCENTAGE OF COMMON
                                                                                     STOCK OWNED AFTER THE
                                               COMMON           MAXIMUM NUMBER OF         OFFERING(2)
               NAME OF                      STOCK OWNED        SHARES WHICH MAY BE   ----------------------
         SELLING STOCKHOLDER            PRIOR TO OFFERING(1)    SOLD HEREUNDER(2)     AMOUNT    PERCENTAGE
         -------------------            --------------------   -------------------   --------   -----------
BRZ Partnership
  Jim Zazanis.........................            396                 37,307          37,307           *
John H. Lankester.....................            396                 37,307          37,307           *
Dr. David S. Trump....................            549                 56,372          56,372        1.22
Gerald Gabel..........................            345                 29,069          29,069           *
Tracey Schecht........................            357                 33,577          33,577           *
PFI LC, Dr. Robert & Bette Lyn
  Peterson, Mgrs......................            303                 30,658          30,658           *
David Ben Collet......................             21                  2,541           2,541           *
James R. Conrad.......................             15                  1,898           1,898           *
Hospitality Corporation
  International(4)....................          3,194                  3,194           3,194           *
Hulsey Hotels Corporation(4)..........            300                    300             300           *
Hotels America LLC(4).................          1,188                  1,188           1,188           *
InnSuites Hotels LLC(4)...............         12,519                 12,519          12,519           *
InnSuites International, Inc. AZ(4)...          8,280                  8,280           8,280           *
Innternational Suites Corp.(4)........            981                    981             981           *
Pepper Tree/Freeway Community(4)......            867                    867             867           *
Marc E. Berg(3).......................          7,634                102,275         102,275        2.21
James F. & Gail J. Wirth(5)...........        643,036                643,036         643,036       13.92
FBO Brian Wirth(6)
  F. L. Wirth, Custodian..............            396                    396             396           *
FBO Christopher Wirth(6)
  F. L. Wirth, Custodian..............            396                    396             396           *
FBO Eric Wirth(6)
  F. L. Wirth, Custodian..............            396                    396             396           *
FBO Pam Wirth(6)
  F. L. Wirth, Custodian..............            396                    396             396           *
Don Schwatken.........................            120                    120             120           *
Dr. Gerald Miller.....................            795                    795             795           *
Stephen Jacobs........................            168                    168             168           *
L. W. Harper..........................             33                     33              33           *
Chris Cochran.........................             99                     99              99           *
Wm. Michael & Beth Cochran
  Living Trust........................             60                     60              60           *
Deer Family Trust, Elsie &
  James A. Deer, Sr., Tees............          1,200                  1,200           1,200           *
Murray Hollenberg.....................            200                    200             200           *
Mackenzie & Alma Lathrop..............             75                     75              75           *
Dr. Holly Marten......................            150                    150             150           *
Ruth Anderson.........................              0                  1,200           1,200           *
Teresa Kabe...........................              0                    300             300           *
Mary Fabre............................              0                  1,200           1,200           *
Dan Michael Rasmussen.................              0                    300             300           *
Jeff Welty............................              0                    300             300           *
Russell Quick.........................              0                    300             300           *
Larry Ferguson........................              0                  4,800           4,800           *
Ash Beshay............................              0                  1,500           1,500           *
Maria Casillo.........................              0                    900             900           *
Vangie Estaban........................              0                    900             900           *
Ed Gonzales...........................              0                    300             300           *
Margaret Maldonado....................              0                    900             900           *
Crystal Cantu.........................              0                    300             300           *
Dolores De Avila......................              0                    300             300           *
Nicole Rivas..........................              0                    300             300           *
Estela Rosillo........................              0                    300             300           *

                                                                                         AMOUNT OF AND
                                                                                      PERCENTAGE OF COMMON
                                                                                     STOCK OWNED AFTER THE
                                               COMMON           MAXIMUM NUMBER OF         OFFERING(2)
               NAME OF                      STOCK OWNED        SHARES WHICH MAY BE   ----------------------
         SELLING STOCKHOLDER            PRIOR TO OFFERING(1)    SOLD HEREUNDER(2)     AMOUNT    PERCENTAGE
         -------------------            --------------------   -------------------   --------   -----------
Juaquin Serrano.......................              0                    300             300           *
Jose Serrato..........................              0                    300             300           *
Martha Torres.........................              0                    300             300           *
Graciela Aldama.......................              0                    300             300           *
Imelda Gandara........................              0                    300             300           *
Joel Gandara..........................              0                    300             300           *
Victor Munoz..........................              0                    300             300           *
Pedro Tabar...........................              0                    300             300           *
Frank L. Wirth(7).....................              0                  3,000           3,000           *
Joel Wirth(8).........................              0                  3,000           3,000           *
Gerry Thornton........................              0                  3,000           3,000           *
Chris Thornton........................              0                    900             900           *
Marc Thornton.........................              0                    900             900           *
Craig Thornton........................              0                    900             900           *
John Phillips.........................              0                  1,200           1,200           *
Arlene Jones..........................              0                    600             600           *
Ana De Souza..........................              0                    300             300           *
Christina Canavan.....................              0                    300             300           *
Caridad Herrera.......................              0                    300             300           *
Alejandro Melchor.....................              0                    600             600           *
Anneliese Michel......................              0                    300             300           *
Jessicah Levale.......................              0                    300             300           *
Maria Babylonia.......................              0                    600             600           *
Ruth Lay..............................              0                  2,100           2,100           *
Toni Lindner..........................              0                  1,200           1,200           *
Lila Spitzer..........................              0                    300             300           *
Freda Zapanta.........................              0                    600             600           *
Reyes Garcia..........................              0                    600             600           *
Saul Rodriguez........................              0                    300             300           *
Andy Calef............................              0                    300             300           *
Stacey Gonzales.......................              0                    300             300           *
Michelle Orion........................              0                  3,300           3,300           *
Saralee Ralim.........................              0                  1,200           1,200           *
Marie Reyes Lorudes...................              0                    600             600           *
Lorena Gutierrez......................              0                    300             300           *
Inocente Contreras....................              0                    300             300           *
Karla Lopez...........................              0                    300             300           *
Erin Milhaven.........................              0                    300             300           *
Michael Carpenter.....................              0                    300             300           *
Karen Basye...........................              0                    300             300           *
Ken Sliwa.............................              0                 13,800          13,800           *
Cindy Weishaupt.......................              0                    600             600           *
Ed Meyer..............................              0                    600             600           *
Patricia Villasenor...................              0                    300             300           *
Linda Godinez.........................              0                    300             300           *
Patricia Richards.....................              0                    300             300           *
Alan Irvin............................              0                    300             300           *
James Nichols.........................              0                    600             600           *
Carla Sego............................              0                    300             300           *
Calvin Quick..........................              0                 12,900          12,900           *
Martha Gomez..........................              0                  3,300           3,300           *
Judy Correll..........................              0                    600             600           *
Mary Valencia.........................              0                  2,400           2,400           *
Almadelia Verdugo.....................              0                  1,200           1,200           *
John Hardin...........................              0                  1,200           1,200           *

                                                                                         AMOUNT OF AND
                                                                                      PERCENTAGE OF COMMON
                                                                                     STOCK OWNED AFTER THE
                                               COMMON           MAXIMUM NUMBER OF         OFFERING(2)
               NAME OF                      STOCK OWNED        SHARES WHICH MAY BE   ----------------------
         SELLING STOCKHOLDER            PRIOR TO OFFERING(1)    SOLD HEREUNDER(2)     AMOUNT    PERCENTAGE
         -------------------            --------------------   -------------------   --------   -----------
Julie Valle...........................              0                  1,200           1,200           *
Sharon Steinbrenner...................              0                    900             900           *
Glenda Simpson........................              0                    900             900           *
Loretta May...........................              0                    900             900           *
Araceli Martinez......................              0                    900             900           *
Maria Garcia..........................              0                  1,200           1,200           *
Hector Tapia..........................              0                    300             300           *
Vonnie Cayeaux........................              0                  8,100           8,100           *
Beth L Miles..........................              0                  2,700           2,700           *
James Green...........................              0                 11,100          11,100           *
Carmen Ethington......................              0                    900             900           *
Sue Smith.............................              0                    900             900           *
Manuela Andrade.......................              0                    900             900           *
Maria Sigala..........................              0                    900             900           *
Betty Kretchmer.......................              0                    900             900           *
Lilia Arzola..........................              0                    600             600           *
Rick Mora.............................              0                    600             600           *
Leocodia Rubio........................              0                    600             600           *
Janna Turner..........................              0                    600             600           *
Barbara Martin........................              0                  1,500           1,500           *
Helna Campugan........................              0                    300             300           *
Sandra Dilger.........................              0                    300             300           *
Suzanne Eaton.........................              0                    300             300           *
Rhonda Nordin.........................              0                    300             300           *
Maria Matty...........................              0                    900             900           *
Evangelina Morales....................              0                    300             300           *
Donna Murry...........................              0                    600             600           *
Diane Nichols.........................              0                  6,000           6,000           *
John Pedersen.........................              0                  1,200           1,200           *
Helen Alegria.........................              0                  2,400           2,400           *
Leticia Blois.........................              0                    600             600           *
Margarita Campos......................              0                    900             900           *
Maria Casillas........................              0                    900             900           *
Sharon Hensien........................              0                  2,400           2,400           *
Jerra Huckins.........................              0                    900             900           *
Layshorn Brewer.......................              0                    300             300           *
Cheryl Ann Simmons....................              0                    300             300           *
Ronilo Aguilar........................              0                    300             300           *
Henry Johnson.........................              0                    300             300           *
Jan Rustad............................              0                    300             300           *
Norma Huckins.........................              0                  1,500           1,500           *
Rita Jurgel...........................              0                  3,300           3,300           *
Brenda Marine.........................              0                  1,200           1,200           *
Helen Sperce..........................              0                    600             600           *
David Manzanares......................              0                  1,200           1,200           *
Bethany Clark.........................              0                    600             600           *
Rebecca Nguyen........................              0                    300             300           *
Lori Reid.............................              0                    300             300           *

---------------
 * Less than 1%

(1) Beneficial ownership as of June 1, 1998.

(2) Assumes conversion of all Units into Shares. Assumes sale of all Shares registered hereunder, although Selling Stockholders are under no obligation known to the Company to sell any Shares at this time.

(3) Trustee of the Company since January 30, 1998.

(4) Owned or controlled by James F. Wirth.

(5) Trustee, Chairman, President and Chief Executive Officer of the Company since January 30, 1998, and his wife.

(6) Child of James F. Wirth.

(7) Father of James F. Wirth.

(8) Brother of James F. Wirth.

                              PLAN OF DISTRIBUTION

     The Shares may be sold pursuant to the offer made hereby from time to time by the Selling Stockholders. The Selling Stockholders may sell the Shares being offered hereby: (i) in ordinary brokerage transactions and in transactions in which brokers solicit purchasers; (ii) in privately negotiated direct sales or sales effected through agents not involving established trading markets; or
(iii) through transactions in put or call options or other rights (whether exchange-listed or otherwise) established after the effectiveness of the Registration Statement of which this Prospectus is a part. The Shares may be sold at prices and on terms then prevailing or at prices related to the then current market price of the Common Stock on the NYSE or at other negotiated prices. In addition, any of the Shares that qualify for sale pursuant to Rule 144 may be sold in transactions complying with such rule, rather than pursuant to this Prospectus.

     The Shares consist of (i) Common Stock issued to Selling Stockholders in private transactions exempt from the registration requirements of the Securities Act, and (ii) Common Stock issued or to be issued to Selling Stockholders upon conversion by the Selling Stockholders of Units previously issued to such persons in private transactions exempt from the registration requirements of the Securities Act. Upon the exercise of a Selling Stockholder's conversion rights, the Company will convert each Unit into a share of Common Stock and, consequently, its interest in the Partnership will increase.

     In the case of sales of the Shares effected to or through broker-dealers, such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Stockholders or the purchasers of the Shares sold by or through such broker-dealers, or both. The Company has advised the Selling Stockholders that the anti-manipulative Rules 10b-6 and 10b-7 under the Securities Exchange Act of 1934, as amended ("Exchange Act"), may apply to their sales in the market and has informed them of the need to deliver copies of this Prospectus. The Company is not aware as of the date of this Prospectus of any agreements between any of the Selling Stockholders and any broker-dealers with respect to the sale of the Shares offered by this Prospectus. The Selling Stockholders and any broker-dealer or other agent executing sell orders on behalf of the Selling Stockholders may be deemed to be "underwriters" within the meaning of the Securities Act, in which case the commissions received by any such broker-dealer or agent and profit on any resale of the Shares may be deemed to be underwriting commissions under the Securities Act. The commissions received by a broker-dealer or agent may be in excess of customary compensation. The Company will receive no part of the proceeds from the sale of any Shares hereunder.

     The Selling Stockholders will pay their costs and expenses of selling the Shares hereunder, including commissions and discounts of underwriters, brokers, dealers or agents, while the Company has agreed to pay the costs and expenses incident to the registration and qualification of the Shares offered hereby, including applicable filing fees and legal and accounting fees and expenses. In addition, the Company has agreed to indemnify the Selling Stockholders against certain liabilities, including certain liabilities arising under the Securities Act.

     The Selling Stockholders may elect to sell all, a portion or none of the Shares offered by them hereunder.

                          DESCRIPTION OF CAPITAL STOCK

     The authorized capital stock of the Company consists of an unlimited number of shares of Common Stock. The following summary description does not purport to be complete and is qualified in its entirety by reference to the Company's Declaration. See "CERTAIN DECLARATION PROVISIONS -- Declaration Provisions."

                                  COMMON STOCK

     Under the Declaration, the Company has authority to issue an unlimited number of shares of Common Stock. Under Ohio law, stockholders generally are not responsible for a corporation's debts or obligations. At June 1, 1998, the Company had outstanding 1,667,817 shares of Common Stock. In addition, 2,203,731 shares of Common Stock are issuable upon conversion of outstanding Units by the Selling Stockholders.

     The holders of Common Stock are entitled to one vote per share on all matters voted on by stockholders, including the election of Trustees. The Company's Declaration does not provide for cumulative voting in the election of directors. Matters subject to a vote by the stockholders, including the election of Trustees, generally require the affirmative vote of a majority of the outstanding Common Stock present in person or by proxy at a stockholder's meeting. Amendments to the Declaration require the affirmative vote of two-thirds of the outstanding Common Stock whether or not present in person or by proxy at a stockholder's meeting. Except as otherwise required by law, the holders of Common Stock exclusively possess all voting power.

     The Company's Board of Trustees is divided into three classes, comprised of two Trustees each, which have staggered three-year terms. At least two years would be required in order to change the membership of a majority of the Board of Trustees.

     In order to maintain its qualification as a REIT, the Company must make annual distributions to stockholders of at least 95% of its taxable income (which does not include net capital gains). For the year ended January 31, 1998, the Company had distributions totaling $.15 per share, none of which was required to satisfy the 95% REIT distribution test. Under certain circumstances, the Company may be required to make distributions in excess of cash available for distribution in order to meet such REIT distribution requirements. In such event, the Company presently would expect to borrow funds, or to sell assets for cash, to the extent necessary to obtain cash sufficient to make the distributions required to retain its qualification as a REIT for federal income tax purposes.

     The Company currently anticipates that it will maintain at least a dividend rate of $0.20 per share of Common Stock per year or $0.05 per share of Common Stock per quarter for the immediate future, unless actual results of operations, economic conditions or other factors differ from its current expectations.

     To the extent that cash flow from operations are insufficient during any quarter, due to temporary or seasonal fluctuations in Percentage Lease revenue, the Company expects to utilize other cash on hand or borrowings under the Credit Facility to make such distributions. No assurance can be given, however, that the Company will make distributions in the future at the current rate, or at all.

     The timing and amount of future distributions, if any, made by the Company will be determined by the Board of Trustees and will depend on a number of factors, including the amount of cash available for distribution, funds available from operations, the Company's financial condition, capital expenditure requirements for the Company's properties, the annual distribution requirements under the REIT provisions of the Code and such other factors as the Board of Trustees may deem relevant.

     The holders of Common Stock are entitled to such dividends, if any, as may be declared from time to time by the Board of Trustees from funds legally available therefor and, upon liquidation, are entitled to receive, pro rata, all assets of the Company available for distribution to such holders. All shares of Common Stock are or, when issued upon conversion of Units, will be fully paid and nonassessable and will have no preemptive rights.

     The following table sets forth certain pro forma financial information for the Company for the year ended January 31, 1998, which was used to establish the expected distribution per share. The following table is presented as if the acquisition of the Hotels (except for the San Diego hotel) had occurred on February 1, 1997.

                                                                      YEAR ENDED
                                                                   JANUARY 31, 1998
                                                                   ----------------
                                                             (DOLLAR AMOUNTS IN THOUSANDS,
                                                                EXCEPT PER SHARE DATA)
Pro forma net income........................................           $  216.0
Add: Minority interest......................................            2,040.0
     Depreciation and amortization..........................            2,070.0
Less: Additions to Capital Expenditures Fund................             (938.0)
     Scheduled principal amortization of long-term debt.....             (785.0)
                                                                       --------
Estimated cash available for distributions(1)...............           $2,603.0
                                                                       ========
Estimated initial annual distribution(2)....................           $1,772.0
Estimated initial annual distribution to Company's
  stockholders (3)..........................................           $  333.6
Estimated initial annual distribution per share/unit(4).....           $    .20
Estimated payout ratio of cash available for
  distribution(5)...........................................                 68%

---------------

(1) If the Partnership received only the minimum rent under the Percentage Leases, the estimated cash available for distribution would be $1,408.

(2) Based on 1,667,817 shares of Common Stock, 2,203,731 Units and 4,688,494 Class B Units outstanding, and the equivalent of 299,622 Units held by non-exchanging minority partners.

(3) Based on 1,667,817 shares of Common Stock outstanding and an initial annual distribution rate of $.20 per share.

(4) An equivalent annual distribution will be made to each share of Common Stock and each Unit and Class B Unit, irrespective of whether or not a Unit or Class B Unit has been converted or is convertible.

(5) Represents the anticipated initial aggregate annual distribution divided by estimated cash available for distribution.

     The primary source of proceeds to be used for distributions to shareholders is the Company's share of the rents due pursuant to the Percentage Leases. The anticipated revenue may or may not be realized or collected. Accordingly, the statements set forth above with regard to distributions are forward-looking statements involving certain risks and uncertainties that could cause actual results to differ materially from those expressed in such statements. Important factors that could cause such different results include, but are not limited to, competition from other hotels, increases in operating costs, seasonality effects in hotel occupancy and revenues, and the potential loss of a franchise or liquor license in respect of any Hotel or acquired hotel. See "FORWARD-LOOKING STATEMENTS."

RESTRICTIONS ON OWNERSHIP AND TRANSFER

     The Common Stock is subject to certain restrictions upon the ownership and transfer thereof that were adopted for the purpose of enabling the Company to preserve its status as a REIT. For a description of such restrictions, see "CERTAIN DECLARATION AND STATUTORY PROVISIONS -- Declaration Provisions -- Restrictions on Ownership and Transfer."

EXCHANGE LISTING

     The Company's Common Stock is listed on the NYSE under the symbol "RRF."

TRANSFER AGENT

     The transfer agent and registrar for the Common Stock is National City Bank, Cleveland, Ohio.

         SELECTED HISTORICAL AND PRO FORMA FINANCIAL AND OPERATING DATA

     The following tables set forth (i) selected unaudited pro forma condensed consolidated financial information for the Company for the year ended January 31, 1998, and (ii) selected unaudited pro forma condensed combined financial information for the Lessee for the year ended December 31, 1997.

     The Pro Forma Condensed Consolidated Balance Sheet of the Company (i) is presented as if the acquisition of the membership interests in Tucson St. Mary's Suite Hospitality LLC ("St. Mary's") as discussed in "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" had occurred on January 31, 1998; and (ii) adjusts the historical balance sheet of the Company as of January 31, 1998 for the effects of the acquisition. The Pro Forma Condensed Consolidated Statement of Income for the Company for the year ended January 31, 1998 (i) is presented as if the acquisitions of the Hotels (except for the San Diego hotel) had occurred on February 1, 1997; and (ii) adjusts the historical operating results of the Company for the year ended January 31, 1998 for the effects of those acquisitions. The pro forma information is not necessarily indicative of what the actual financial position and results of operations of the Company would have been, assuming these transactions had been consummated as of January 31, 1998 or as of the beginning of the period presented, nor does it purport to represent the future financial position or results of operations of the Company.

     The Pro Forma Condensed Combined Statement of Operations of the Lessee for the year ended December 31, 1997 is presented as if the acquisitions of the Hotels (except for the San Diego hotel) and the beginning of the relevant lease years had occurred on January 1, 1997, and therefore incorporates certain assumptions that are included in the Notes to the Pro Forma Condensed Combined Statement of Operations. The pro forma operating information for the Lessee is presented to reflect the pro forma operations of the Lessee for 1997, which operations are the source of funds for the Percentage Lease payments to the Partnership.

     The following selected financial information and the financial statements contained in the Company's Form 10-K for the year ended January 31, 1998 should be read in conjunction with "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" and all other historical financial statements and notes included elsewhere in this Prospectus. See "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE."

                              REALTY REFUND TRUST

     PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET AS OF JANUARY 31, 1998

                    (UNAUDITED, DOLLAR AMOUNTS IN THOUSANDS)

                                                    TRUST       ST. MARY'S     PRO FORMA       PRO
                                                  HISTORICAL    HISTORICAL    ADJUSTMENTS     FORMA
                                                  ----------    ----------    -----------    -------
                                                     (A)           (A)            (B)
ASSETS
INVESTMENTS IN HOTEL PROPERTIES, net............   $41,241        $6,315        $   --       $47,556
CASH AND CASH EQUIVALENTS.......................     2,379           106           (16)(C)     2,469
ACCOUNTS RECEIVABLE.............................        --            52           (52)(C)        --
INVENTORY.......................................        --            97           (97)(C)        --
OTHER ASSETS....................................        --            96           (96)(C)        --
                                                   -------        ------        ------       -------
TOTAL ASSETS....................................   $43,620        $6,666        $ (261)      $50,025
                                                   =======        ======        ======       =======

LIABILITIES AND SHAREHOLDERS' EQUITY
MORTGAGE NOTES PAYABLE..........................   $17,710        $6,000        $   --       $23,710
NOTES PAYABLE TO BANKS..........................       155            50            --           205
OTHER NOTES PAYABLE.............................     2,865            --            --         2,865
ADVANCES PAYABLE TO RELATED PARTIES.............     1,700         1,140            --         2,840
DUE TO LESSEE...................................       944            --           130(C)      1,074
ACCOUNTS PAYABLE AND ACCRUED EXPENSES...........       572           690          (391)(C)       871
MINORITY INTEREST IN LIMITED PARTNERSHIP........    14,075            --        (1,214)(D)    12,861
EQUITY:
  Shares of beneficial interest without par
     value; unlimited authorization; 1,667,817
     shares issued and outstanding..............     5,599        (1,214)        1,214(D)      5,599
                                                   -------        ------        ------       -------
TOTAL EQUITY....................................     5,599        (1,214)        1,214         5,599
                                                   -------        ------        ------       -------
TOTAL LIABILITIES AND EQUITY....................   $43,620        $6,666        $ (261)      $50,025
                                                   =======        ======        ======       =======

     The accompanying notes to pro forma condensed consolidated balance sheet are an integral part of this balance sheet.

                              REALTY REFUND TRUST

 NOTES TO PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET AS OF JANUARY 31, 1998

                    (UNAUDITED, DOLLAR AMOUNTS IN THOUSANDS)

(A) Derived from the historical balance sheet of the Company as of January 31, 1998 and the historical balance sheet of St. Mary's as of December 31, 1997.

(B) Reflects the acquisition of St. Mary's membership interest by the Partnership. Giving effect to the acquisition, the Company is a 12.4% sole general partner in the Partnership. As James F. Wirth, Chairman, President and Chief Executive Officer of the Company and holder of Class B limited partnership units representing 53% of the Partnership, together with his spouse, owned 100% of St. Mary's, no adjustments to the historical carrying amounts of St. Mary's assets and liabilities have been made.

(C) Represents the elimination of working capital assets and liabilities assumed by the Lessee.

(D) Reflects the elimination of the historical equity of St. Mary's and the adjustment to minority interest resulting from the acquisition.

                              REALTY REFUND TRUST

              PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME
                      FOR THE YEAR ENDED JANUARY 31, 1998

       (UNAUDITED, DOLLAR AMOUNTS IN THOUSANDS EXCEPT FOR PER SHARE DATA)

                                                                          ST. MARY'S
                                              TRUST        FORMATION       PRO FORMA        PRO
                                            HISTORICAL    TRANSACTIONS    ADJUSTMENTS      FORMA
                                            ----------    ------------    -----------    ----------
                                               (A)            (B)             (B)
PERCENTAGE LEASE REVENUE..................  $        -       $7,902         $  995       $    8,897
OTHER RENTAL REVENUE......................       1,367       (1,367)            --               --
INTEREST INCOME...........................          55           --             --               55
                                            ----------       ------         ------       ----------
          TOTAL REVENUES..................       1,422        6,535            995            8,952
                                            ----------       ------         ------       ----------
LOSS ON SALE OF REAL ESTATE...............          36          (36)            --               --
INTEREST EXPENSE ON MORTGAGE AND OTHER
  NOTES PAYABLE...........................         118        1,492            630            2,240
ADVISORY FEE TO RELATED PARTY ADVISOR.....          --          576            112              688
OPERATING EXPENSES OF REAL ESTATE HELD FOR
  SALE....................................       1,379       (1,379)            --               --
DEPRECIATION AND AMORTIZATION.............          21        1,689            360            2,070
GENERAL AND ADMINISTRATIVE................         441          137             70              648
REAL ESTATE AND PERSONAL PROPERTY TAXES,
  CASUALTY INSURANCE AND GROUND RENT......          --          820            230            1,050
MINORITY INTEREST.........................          --        2,396           (356)           2,040
                                            ----------       ------         ------       ----------
          TOTAL EXPENSES AND MINORITY
            INTEREST......................       1,995        5,695          1,046            8,736
                                            ----------       ------         ------       ----------
NET INCOME (LOSS) ATTRIBUTABLE TO SHARES
  OF BENEFICIAL INTEREST..................  $     (573)      $  840         $  (51)      $      216
                                            ==========       ======         ======       ==========
NET INCOME (LOSS) PER SHARE...............  $    (0.34)                                  $     0.13
                                            ==========                                   ==========
WEIGHTED AVERAGE NUMBER OF SHARES
  OUTSTANDING.............................   1,667,817                                    1,667,817

     The accompanying notes to pro forma condensed consolidated statement of income are an integral part of this statement.

                              REALTY REFUND TRUST

         NOTES TO PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME
                      FOR THE YEAR ENDED JANUARY 31, 1998

          (UNAUDITED) (DOLLARS IN THOUSANDS EXCEPT FOR PER SHARE DATA)

(A) Derived from the historical statement of operations for the Company for the year ended January 31, 1998.

(B) Represents pro forma adjustments to reflect the acquisitions of the Hotels as of February 1, 1997. The pro forma adjustments include the following:

     1. Pro forma percentage rent as calculated pursuant to the terms of the Percentage Leases between the Partnership and the Hotels.

     2. Pro forma adjustments to other rental revenue, loss on sale of real estate and operating expenses of real estate held for sale assume the sale of the related real estate occurred as of February 1, 1997. The real estate was sold on September 4, 1997 for $6,000.

     3. Pro forma interest expense includes interest on existing mortgage indebtedness assumed by the Partnership. The interest rates on the mortgage debt range from 8.0% to 9.75%. Historical interest expense on $2,300 is eliminated as that loan from related party was retired with proceeds from the sale of the real estate.

     4. Pro forma advisory fee to related party advisor (equal to 1% of the Company's invested assets) reflects assets under management having a total appraised value of $68,485.

     5. Pro forma depreciation and amortization represents (i) the elimination of historical amortization of the Company related to the real estate held for sale, and (ii) depreciation of the properties owned and acquired by the Company. Depreciation is computed using the straight-line method and is based upon the estimated useful lives of 40 years for building and improvements and 7 years for furniture and equipment. These estimated useful lives are based on management's knowledge of the properties and hotel industry in general.

      The Company's pro forma investment in hotel properties, at cost, consists of the following:

                                                                         ST. MARY'S
                                                          FORMATION       PRO FORMA
                                                         TRANSACTIONS    ADJUSTMENTS
                                                         ------------    -----------
Land...................................................    $ 3,440         $  900
Building and improvements..............................     31,395          3,615
Furniture, fixtures and equipment......................      6,406          1,800
                                                           -------         ------
                                                           $41,241         $6,315
                                                           =======         ======

     6. Pro forma general and administrative expense reflects expenses related to salaries and wages, professional fees, directors expenses and other operating expenses of the properties assumed by the Company.

     7. Pro forma real estate and personal property taxes, property and casualty insurance and ground rent expense paid by the Company based on historical amounts.

     8. Pro forma minority interest represents 87.6% of net income of the Partnership attributable to minority interest holders who hold 7,191,847 limited partnership units (including non-exchanging minority partners representing the equivalent of 299,622 limited partnership units). The Company holds 1,020,586 units of general partner interests or 12.4% of the total.

                                                                         ST. MARY'S
                                                          FORMATION       PRO FORMA
                                                         TRANSACTIONS    ADJUSTMENTS
                                                         ------------    -----------
Pro forma income before minority interest:
Company................................................    $    55         $   --
RRF Sub Corp...........................................       (128)            --
Partnership............................................      2,736           (255)
                                                           -------         ------
                                                             2,663           (255)
Minority interest in pro forma net income of the
  Partnership at 87.6%.................................      2,396           (223)
                                                           -------         ------
                                                           $   267         $  (32)
                                                           =======         ======

                                     LESSEE

              PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1997

                    (UNAUDITED, DOLLAR AMOUNTS IN THOUSANDS)

                                                               HISTORICAL
                                              HISTORICAL       ST. MARY'S      PRO FORMA     PRO FORMA
                                            HOTEL COMPANIES       HOTEL       ADJUSTMENTS     LESSEE
                                            ---------------    -----------    -----------    ---------
                                                  (A)              (B)
REVENUES:
Room revenue..............................      $18,801          $2,562         $    --       $21,363
Food and beverage revenue.................          519             814              --         1,333
Other revenue.............................          591             166              --           757
                                                -------          ------         -------       -------
  Total Revenues..........................       19,911           3,542              --        23,453
                                                -------          ------         -------       -------
EXPENSES:
Departmental expenses of Hotels:
  Rooms...................................        4,915           1,119              --         6,034
  Food and beverage.......................          921             611              --         1,532
General and administrative................        3,056             168              90(C)      3,314
Advertising and promotion.................          871             120              --           991
Utilities.................................          934             350              --         1,284
Management fees...........................          833              59            (306)(D)       586
Franchisor royalties and other charges....          582             101             348(E)      1,031
Repairs and maintenance...................        2,473             457              --         2,930
Real estate and personal property taxes,
  insurance, and ground rent..............          912             204          (1,022)(F)        94
Interest expense..........................        1,854             556          (2,410)(G)        --
Depreciation and amortization.............        1,226             248          (1,474)(H)        --
Percentage Lease payments.................            0               0           8,897(I)      8,897
                                                -------          ------         -------       -------
     Total Expenses.......................       18,577           3,993           4,123        26,693
                                                -------          ------         -------       -------
NET INCOME (LOSS) BEFORE
  EXTRAORDINARY ITEMS.....................      $ 1,334          $ (451)        $(4,123)      $(3,240)
                                                =======          ======         =======       =======

     The accompanying notes to pro forma condensed combined statement of operations are an integral part of this statement of operations.

                                     LESSEE

         NOTES TO PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

                    (UNAUDITED, DOLLAR AMOUNTS IN THOUSANDS)

(A) Derived from the historical combined financial statements of the Hotels for the year ended December 31, 1997.
(B) Derived from the historical financial statements of St. Mary's.
(C) Increase reflects the estimated incremental expenses to be incurred by Lessee in connection with administrative salaries and occupancy expenses, net of historical general and administrative expenses of the Lessee which will be incurred by the Partnership.
(D) Reflects the adjustment of management fee expense of the Hotels to a standard 2.5% of revenues per year pursuant to the management agreement entered into between the Lessee and the Partnership.
(E) Reflects the adjustment of franchise fees paid to InnSuites to a standard 2.5% of revenues per year (1.25% at four existing properties with dual franchises).
(F) Reflects the elimination of real estate and personal property taxes, property and casualty insurance, and ground rent expenses to be paid by the Partnership.
(G) Reflects the elimination of interest expense related to debt assumed by the Partnership.
(H) Reflects the elimination of depreciation expense related to the investments in hotel properties of the Hotels which were acquired by the Partnership.
(I) Represents lease payments calculated on a pro forma basis by applying the rent provisions of the Percentage Leases to the pro forma room and other revenues of the Hotels.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS
OVERVIEW

     In September 1997, the Company sold its interests in the Carbon & Carbide Building in Chicago, Illinois for $6,000,000, before consideration of closing and other costs related to the sale. A loss of approximately $36,000 was recorded as a result of the sale. The Carbon & Carbide Building was originally acquired in July 1992 when the Company accepted title in lieu of foreclosure. At the time of title acceptance, the Company recorded a provision to write down its investment to estimated net realizable value as it was the Company's intention to sell the real estate. Since that time, the carrying value of the investment increased as a result of considerable investment in building and tenant improvements. Based on both market conditions for similar commercial property in Chicago and the operating performance of the property, the Company recorded a $3,000,000 provision in the fourth quarter of fiscal 1996 to reduce the carrying value of the property to its then estimated net realizable value. The amount of the writedown was based upon the Company's best estimate of the amount of net proceeds which would be realized upon sale of the real estate. In the fourth quarter of fiscal 1997, the Company entered into a contract to sell the building for $6,000,000. Accordingly, the Company recorded an additional provision of $1,085,000 to reduce the carrying value of the real estate held for sale to its estimated net realizable value based upon the pending contract price and estimated costs associated with the potential sale.

     Having liquidated all of its other investments (primarily wrap-around mortgages) prior to January 31, 1997, the Company's principal asset after the sale of the Carbon & Carbide Building consisted of cash and cash equivalents. On January 31, 1998 the Company contributed $2,081,000 to the Partnership in exchange for a 13.6% general partner interest therein. The Company is the sole general partner of the Partnership. The Partnership issued limited partnership interests representing 86.4% of the Partnership to acquire six hotel properties from various entities. In addition, through RRF Sub Corp., the Company issued 647,231 shares of beneficial interest in exchange for all of the outstanding shares of BPI which owned a hotel located in Scottsdale, Arizona. On February 1, 1998 the Partnership acquired 100% of the ownership interests in the Tucson St. Mary's InnSuites Hotel and Resort for $10,820,000. The Partnership assumed $7,803,000 in mortgage debt and other obligations and issued 699,933 limited partnership units to James and Gail Wirth (of which 28,800 Units were subsequently paid to third parties as advisory fees), who each held a 50% equity ownership in the Tucson St. Mary's hotel. On April 29, 1998, the Partnership acquired 100% of the ownership of the InnSuites Hotel San Diego for $5,148,000. The Partnership invested $1,448,000 in cash (of which $1,348,000 was drawn under the Credit Facility) and became obligated for $3,700,000 in seller financing in the form of two promissory notes secured by mortgage trust deeds on the property.

     Having completed the acquisition of the Hotels, the Company owns a 12.4% interest in eight of the Hotels through its interest in the Partnership and 100% of the Scottsdale hotel through RRF Sub Corp. In order for the Company to qualify as a REIT, neither the Company nor the Partnership can operate the Hotels. Therefore, each of the Hotels are leased to the Lessee pursuant to Percentage Leases. Each Percentage Lease obligates the Lessee to pay rent equal to the greater of the minimum rent or a percentage rent based on the gross revenues of each Hotel. The Lessee holds the franchise agreement for each Hotel. The Lessee is owned 9.8% by ISIH, an entity owned by Mr. Wirth and his wife. The Company's principal source of revenue is lease payments from the Lessee pursuant to the Percentage Leases. Lease revenue is based upon the room and other revenues of the Hotels leased to the Lessee. The Lessee's ability to make payments to the Partnership pursuant to the Percentage Leases is dependent primarily upon the operations of the Hotels. Therefore, management believes that a discussion of the pro forma operating results of the Lessee and the historical operating results of the Hotels are important to an understanding of the business of the Company. The following discusses (i) the Company's pro forma results of operations for the years ended January 31, 1997 and January 31, 1998;
(ii) the Lessee's pro forma results of operations for the year ended December 31, 1997; and (iii) the historical results of the Initial Hotels for the years ended December 31, 1997, 1996 and 1995.

GENERAL

     Results of operations are best explained by three key performance indicators: occupancy, ADR and REVPAR. Increases in REVPAR attributable to increases in occupancy are accompanied by increases in most categories of variable operating costs. Increases in REVPAR attributable to increases in ADR are accompanied by increases in limited categories of operating costs, such as management fees and franchise and licenses fees.

PRO FORMA RESULTS OF OPERATIONS FOR THE CONSOLIDATED COMPANY

     The following tables set forth key indicators for (i) all of the Hotels combined, and (ii) all fully operational Hotels (which excludes the Flagstaff, Arizona and the Tucson St. Mary's hotels, which were under renovation), and are useful in understanding the underlying changes in the percentage rent during the Company's pro forma years ended January 31, 1997 and January 31, 1998. The following tables do not include any information regarding the recently acquired San Diego, California hotel.

                                     ALL FULLY-OPERATING HOTELS        ALL OPERATING HOTELS
                                      (EXCLUDES FLAGSTAFF AND        (INCLUDES FLAGSTAFF AND
                                            ST. MARY'S)                    ST. MARY'S)
                                      YEAR ENDED DECEMBER 31,        YEAR ENDED DECEMBER 31,
                                     --------------------------    ----------------------------
            KEY FACTORS               1997      1996      1995      1997     1996(1)    1995(1)
            -----------              ------    ------    ------    ------    -------    -------
Occupancy..........................    74.3%     71.9%     72.2%     63.4%     68.4%      67.6%
ADR................................  $71.80    $69.17    $64.50    $66.04    $65.71     $62.80
REVPAR.............................  $52.57    $49.75    $46.57    $42.60    $45.79     $42.45

---------------

(1) Does not include information regarding the Tucson St. Mary's hotel.

     The pro forma financial information set forth below is presented as if the acquisitions of the Hotels (except for the San Diego hotel) had been consummated as of February 1, 1997. The pro forma financial information is not necessarily indicative of what actual results of operations of the Company would have been assuming the acquisitions of the Hotels had been consummated as of February 1, 1997, nor does it purport to represent the results of operations for future periods. Financial information for Tucson St. Mary's, which InnSuites did not own in the fiscal year ended January 31, 1997, is not included in the pro forma 1997 results.

                                                                  YEAR ENDED
                                                                 JANUARY 31,
                                                              ------------------
                                                               1998        1997
                                                              ------      ------
                                                                (UNAUDITED, IN
                                                                  THOUSANDS)
Percentage Lease Revenue....................................  $8,897      $7,376
Interest Income.............................................      55       1,638
                                                              ------      ------
          Total Revenues....................................   8,952       9,014
                                                              ------      ------
Provision for Writedowns of Loan Receivable.................      --         111
Interest on Loans Underlying Wrap Mortgages.................      --         239
Interest Expense on Mortgage and Other Notes Payable........   2,240       1,929
Advisory Fee to Related Party Advisor.......................     688         576
Depreciation and Amortization...............................   2,070       1,710
General and Administrative..................................     648         578
Real Estate and Personal Property Taxes and Casualty
  Insurance and Ground Rent.................................   1,050         942
Minority Interest...........................................   2,040       1,625
                                                              ------      ------
          Total Expenses and Minority Interest..............   8,736       7,710
                                                              ------      ------
Net Income Attributable to Shares of Beneficial Interest....  $  216      $1,304
                                                              ======      ======
Net Income Per Share -- basic and diluted...................  $  .13      $  .78
                                                              ======      ======

     For the year ended January 31, 1998, the Company had pro forma revenues of $9.0 million from the Percentage Leases that would have been in place at the Hotels (except for the San Diego hotel). The Company had only $.55 million in interest income compared to $1.6 million in interest income from mortgage investments in 1997 due to loan repayments during fiscal 1997. Other rental revenue of $1.4 million and operating expenses of $1.4 million and amortization of $.02 million related to the Carbon & Carbide Building (the sale of which closed on September 4, 1997), have been eliminated. Net income to shareholders (after minority interest) declined to $.24 million from $1.3 million due to the elimination of the positive spread on the mortgage investments and presentation of $2.3 million in cash realized from sale of the Carbon & Carbide Building without reflecting any pro forma income or return from investment of that cash.

     For the year ended January 31, 1997, the Company had pro forma revenues of $7.4 million from the Percentage Leases that would have been in place at the Hotels (except for the San Diego and Tuscon St. Mary's hotels). The Company also had $1.6 million in interest income from mortgage investments which were repaid during fiscal 1997. Expenses included interest expense related to the mortgage investments and a note payable to an affiliated party. Other rental revenue of $2.3 million and operating expenses of $2.1 million and amortization of $.04 million related to the Carbon & Carbide Building (the sale of which closed on September 4, 1997) have been eliminated.

PRO FORMA RESULTS OF OPERATIONS OF LESSEE

     For the year ended December 31, 1997, the Lessee had pro forma revenues of $23.5 million compared to $18.3 million for the year ended December 31, 1996, an increase of $5.2 million (28.4%). This was due to the inclusion of St. Mary's revenue in 1998 and an increase in occupancy from 68.4% in 1996 to 70.6% in 1997 and an increase in ADR from $65.71 in 1996 to $66.04 in 1997 (at the Initial Hotels). Total expenses increased $6.6 million from $20.2 million in the year ended December 31, 1996 to $26.8 million in the year ended December 31, 1997. Increases of $1.1 million in general and administrative expenses, and $1.7 million in Percentage Lease payments were consistent with the inclusion of St. Mary's results, decreased occupancy and increased revenues and, in the case of general and administrative expenses, due to increased legal and accounting and advisory expenses related to the formation of the Partnership. Repairs and maintenance of $2.9 million in 1997 ($.3 million more than in 1996) remained high due to costs of the ongoing refurbishment program which was substantially completed by the end of calendar 1997 and the inclusion of St. Mary's expenses. The larger increase in expenses ($6.6 million) as compared to the $5.2 million increase in revenues resulted in a $1.4 million increased loss to $3.4 million in the year ended December 31, 1997 as compared to the $1.8 million loss for the year ended December 31, 1996.

     The pro forma net loss of Lessee for 1996 was $1.8 million, due to having incurred $1.7 million of maintenance expense as part of a multi-year refurbishment program and $286,000 of losses due to the renovation of the Flagstaff hotel. The refurbishment programs, including the Flagstaff renovation, were all substantially completed as of the end of calendar 1997. Mr. and Mrs. Wirth's management and trademark corporations have agreed to subordinate their receipt of management fees and trademark fees from the Lessee, to the extent that Flagstaff does not generate sufficient operating cash flow to meet its $250,000 minimum annual rent payment, until Flagstaff has generated sufficient operating cash flow to meet its $250,000 minimum annual rent payment in two consecutive years. The elimination of the maintenance expense associated with refurbishment and Mr. Wirth's subsidy of Flagstaff should enable Lessee to generate a positive cash flow.

RESULTS OF OPERATIONS OF THE HOTELS

     The following table sets forth certain combined historical financial information for the Initial Hotels, as a percentage of revenues, for the periods indicated.

                                                           YEAR ENDED DECEMBER 31,
                                                        -----------------------------
                                                         1997       1996       1995
                                                        -------    -------    -------
FINANCIAL DATA
Room revenue..........................................     94.4%      96.1%      96.4%
Food and beverage revenue.............................      2.6        1.1        0.8
Other revenue.........................................      3.0        2.8        2.8
                                                        -------    -------    -------
  Total revenue.......................................    100.0      100.0      100.0
                                                        -------    -------    -------
Departmental and other expenses.......................     73.2       70.1       69.6
Real estate and personal property taxes, insurance and
  rent................................................      4.6        4.8        4.1
Depreciation and amortization.........................      6.2        6.3        6.6
Interest expense......................................      9.3        8.6       12.5
                                                        -------    -------    -------
Income before extraordinary items.....................      6.7       10.2        7.2
Extraordinary item -- gain on early extinguishment of
  debt................................................       --        1.7       40.6
                                                        -------    -------    -------
Net income............................................      6.7%      11.9%      47.8%
                                                        =======    =======    =======
OTHER DATA
EBITDA(1), as a % of revenue..........................     22.2%      25.0%      26.3%
Cash Flow from Operating Activities, as a % of
  revenue.............................................     19.7%      14.4%      13.2%
Cash Flow from Investing Activities, as a % of
  revenue.............................................     -8.4%     -10.9%      -2.5%
Cash Flow from Financing Activities, as a % of
  revenue.............................................    -13.8%      -6.4%     -11.9%
KEY FACTORS(2)
Occupancy.............................................     70.6%      68.4%      67.6%
ADR...................................................  $ 68.73    $ 65.71    $ 62.80
REVPAR................................................  $ 48.62    $ 45.79    $ 42.45

---------------

(1) Represents income (loss) before extraordinary items, excluding interest expense, depreciation and amortization. The Company believes that EBITDA, defined as net income before interest, depreciation, amortization, taxes and extraordinary items, provides a good indicator of the financial performance of the Hotels and will be a significant factor in determining the Lessee's ability to make lease payments to the Partnership. This indicator should not, however, be considered as an alternative to net income as an indication of Lessee's performance or to cash flow as a measure of liquidity.

(2) No assurance can be given that the trends reflected in this data will continue or that occupancy, ADR and REVPAR will not decrease as a result of changes in national or local economic or hospitality industry conditions. These figures include the Flagstaff hotel, acquired in June 1996 and under renovation during the remainder of 1996 and the first half of 1997. The renovation was substantially completed as of October 15, 1997.

  Comparison of the year ended December 31, 1997 with 1996 for the Initial
Hotels

     Room revenues increased $1.19 million, or 6.7%, from 1996 to 1997. This was driven by increases in ADR at almost all of the Initial Hotels, along with an increase in occupancy of 3.0%. These were attributable to the general improvement in the business travel and tourism industries, lack of any new competition in the markets where the Initial Hotels operate and the InnSuites' refurbishment program. Food and beverage revenue grew $.32 million or 163.5% from 1996 to 1997, relating to the increase in occupancy and expansion of food service, including room service at two of the Initial Hotels. The composition of revenue remained consistent between the periods, with only a slight increase in food and beverage revenues, from 1.1% of the total to 2.6%, which reflects that most of the gains in revenue occurred in occupancy and room rates during this period.

     Departmental and other expenses grew by $1.73 million, or 13.4%, between the years because of expansion of food service, increased payroll costs, general inflationary pressures and increased occupancy. These costs increased as a percentage of revenues from 70.1% in 1996 to 73.2% in 1997, as expenses grew faster than revenues, primarily through increased payroll. Depreciation and amortization increased slightly between 1996 and 1997.

     Interest expense increased by $.28 million in 1997 compared to 1996 due to refinancing costs of capital improvements.

     Income before extraordinary items decreased $.54 million primarily due to increased expenses discussed above.

     A gain on early extinguishment of debt of $.3 million recorded in May 1996 related to the extinguishment of debt at the Flagstaff property. No gains or losses related to the extinguishment of debt were realized in 1997.

     Net income declined $.85 million due to the extinguishment of debt income realized in 1996 and increased expenses in 1997.

     EBITDA declined $.17 million, or 3.8%, from 1996 to 1997. This decline is attributable to the increase in expenses during the periods.

  Comparison of the year ended December 31, 1996 with 1995 for the Initial
Hotels

     Total revenues increased $2.38 million, or 14.9%, from 1995 to 1996. Room revenues increased $2.2 million, or 14.6%, from 1995 to 1996. As can be seen by the growth of REVPAR, revenues as reported were driven by increases in the ADR which occurred at five of the Initial Hotels, while occupancy increased 1.4% overall. This was attributable in part to the general improvement in the business travel and tourism industries as well as to InnSuites' refurbishment program which was substantially completed at all the Initial Hotels by the end of calendar 1997. The continuation of InnSuites' focus on maximizing REVPAR by focusing on increasing ADR while maintaining stable occupancy during this period had significant effects. Food and beverage revenue grew $.066 million, or 50.8%, from 1995 to 1996. The composition of revenue stayed consistent between the periods, with only a slight increase in food and beverage revenues, from .8% of the total to 1.1%.

     Departmental and other expenses increased by $1.77 million, or 16.0%, between the years substantially because of a $.68 million increase in maintenance associated with the refurbishment program, the inclusion of the operating results of the Flagstaff hotel from January 1, 1996, increases in management and franchise fees due to increased revenues and general inflationary pressures. These costs increased slightly as a percentage of revenues from 69.6% in 1995 to 70.1% in 1996, due to the effect of expenses growing at a faster pace than revenues, in particular maintenance expenses, and the less-profitable operating results of the Flagstaff hotel acquired in 1996. In addition, management fees increased from 3.8% of revenues in 1995 to 4.6% of revenues in 1996 because of higher revenues and increases in the management fee rate implemented in the second quarter of 1996 at four of the Initial Hotels. Real estate and personal property taxes, insurance and rent increased 33.6% from 1995 to 1996. This is primarily attributable to real estate taxes which increased 40.3% due to increased property valuations based on improved revenues.

     Depreciation and amortization expense increased by $.088 million, or 8.3%, primarily due to the additional depreciation associated with the increased rate of refurbishment at the Initial Hotels.

     Interest expense decreased $0.42 million, or 21.1%, in 1996 due to (i) principal payments on mortgage notes payable of $2.2 million in 1995 and $.62 million in 1996, net of new mortgage debt of $.99 million in 1996;

     Income before extraordinary items increased $.72 million primarily due to increases in ADR at the Initial Hotels and decreased interest expense.

     The gain on early extinguishment of debt of $.3 million recorded in May 1996 related to the extinguishment of debt in Hulsey Hotels (the Flagstaff property) in the form of forgiveness of advances from affiliates and was substantially less than the $6.5 million gain recorded in May 1995 related to the extinguishment of debt at the Ontario property in the form of forgiveness of mortgage debt.

     Net income declined $5.44 million due to substantially larger forgiveness of debt income in 1995, which was offset partially by the improvement in ADR and reduced interest expense in 1996.

     EBITDA grew $.39 million or 9.3% from 1995 to 1996. This improvement was attributable to the increase in revenues due to growth in ADR during the periods which was partially offset by increases in franchise and management fees.

LIQUIDITY AND CAPITAL RESOURCES

     The Company, through its ownership interest in the Partnership, will have its proportionate share of the benefits and obligations of the Partnership's ownership interests in the Hotels. The Company's principal sources of cash to meet its cash requirements, including distributions to stockholders, will be its share of the Partnership's cash flow. The Partnership's principal source of revenue will be rent payments under the Percentage Leases. Lessee's obligations under the Percentage Leases are unsecured and Lessee's ability to make rent payments to the Partnership under the Percentage Leases, and the Company's liquidity, including its ability to make distributions to stockholders, will be dependent on the Lessee's ability to generate sufficient cash flow from the operation of the Hotels, particularly the Scottsdale hotel, which represents, on a pro forma basis, 58.9% of the Company's cash flow in 1996 and 26.7% in 1997, respectively.

     For a discussion of the abatement of management and trademark fees at the Flagstaff property, see "Pro Forma Results of Operations of Lessee" above. Beyond the 4% reserve for refurbishment and replacements set aside annually, other than $450,000 in anticipated refurbishing costs at the recently acquired InnSuites Hotel San Diego, the Company has no present commitments for extraordinary capital expenditures.

     At April 30, 1998, outstanding mortgage debt had been reduced from $23.7 million on a pro forma basis at January 31, 1998 to $20.7 million through line of credit borrowings of $8.3 million and available cash. The Company intends to acquire and develop additional hotels and will incur indebtedness to fund those acquisitions and developments. The Company may also incur indebtedness to meet distribution requirements imposed on a REIT under the Code to the extent that working capital and cash flow from the Company's investments are insufficient to make the required distributions. The terms of the line of credit discussed below permit borrowings for that purpose, but impose certain limitations on the Company's ability to engage in other borrowings.

     On April 16, 1998, the Company obtained the $12,000,000 Credit Facility to assist it in its funding of acquisition and development of additional hotels and for certain other business purposes. Borrowings under the Credit Facility are secured by first mortgages on three of the Hotels. The Company may seek to increase the amount of its Credit Facility, negotiate additional credit facilities, or issue debt instruments. Any debt incurred or issued by the Company may be secured or unsecured, long-term, medium-term or short-term, bear interest at a fixed or variable rate, and be subject to such other terms as the Company considers prudent.

     The Company will acquire or develop additional hotels only as suitable opportunities arise, and the Company will not undertake acquisition or redevelopment of properties unless adequate sources of financing are available. Funds for future acquisitions or development of hotels are expected to be derived, in whole or in part, from borrowings under the Credit Facility or other borrowings or from the proceeds of additional issuances of Common Stock or other securities. The Company has an option to acquire an additional hotel property in Buena Park, California. See "BUSINESS AND PROPERTIES -- Other Property Owned". There is no agreement or understanding to invest in any properties other than the option property, and there can be no assurance that the Company will successfully acquire or develop additional hotels.

     The Partnership will contribute to a Capital Expenditures Fund on a continuing basis, from the rent paid under the Percentage Leases, an amount equal to 4% of the Lessee's revenues from operation of the Hotels. The Capital Expenditures Fund is intended to be used for capital improvements to the Hotels and refurbishment and replacement of furniture, fixtures and equipment, in addition to other uses of amounts in the Fund considered appropriate from time to time. The Partnership anticipates making similar arrangements with respect to future hotels that it may acquire or develop. During the period from January 1, 1995 through December 31, 1997, the Hotels spent approximately $2.0 million for capital expenditures, excluding hotel acquisitions. The Company considers the majority of these improvements to be revenue producing and therefor these amounts have been capitalized and are being depreciated over their estimated useful lives. The Hotels also spent $7.0 million during the period from January 1, 1995 through December 31, 1997 on repairs and maintenance and these amounts have been charged to expense as incurred.

INFLATION

     The Company's revenues initially will be based on the Percentage Leases, which will result in changes in the Company's revenues based on changes in the underlying Hotel revenues. Therefore, the Company initially will be relying entirely on the performance of the Hotels and the Lessee's ability to increase revenues to keep pace with inflation. Operators of hotels in general, and the Lessee in particular, can change room rates quickly, but competitive pressures may limit the Lessee's ability to raise rates faster than inflation.

     The Company's largest fixed expense is the depreciation of the investment in Hotel properties. The Company's variable expenses, which are subject to inflation, represented approximately 17.5% of pro forma revenues in fiscal 1998. These variable expenses (general and administrative costs, as well as real estate and personal property taxes, property and casualty insurance and ground rent) are expected to grow with the general rate of inflation.

SEASONALITY

     The Hotels' operations historically have been seasonal. The six southern Arizona hotels experience their highest occupancy in the first fiscal quarter and, to a lesser extent, the fourth fiscal quarter. The second fiscal quarter tends to be the lowest occupancy period at those six southern Arizona hotels. This seasonality pattern can be expected to cause fluctuations in the Company's quarterly lease revenue under the Percentage Leases. The Company anticipates that its cash flow from the Lessee's operation of the Hotels will be sufficient to enable the Company to make quarterly distributions at the estimated initial rate of $.05 per share of Common Stock for at least the next twelve months. To the extent that cash flow from operations is insufficient during any quarter, because of temporary or seasonal fluctuations in lease revenue, the Company expects to utilize other cash on hand or borrowings to make those distributions. No assurance can be given that the Company will make distributions in the future at the initially estimated rate, or at all.

YEAR 2000 COMPLIANCE

     The Year 2000 problem is the result of computer programs having been written using two digits instead of four digits to define the applicable year. Any of the Company's computer programs that have date-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could potentially result in a system failure or miscalculations, causing disruptions of operations and normal business activity.

     The Company is currently in the process of identifying and evaluating its computer programs that could be affected by the Year 2000 problem and, if necessary, will develop a plan to make its computer programs Year 2000 compliant. If the Company determines that modifications and conversions are necessary, the failure to complete such modifications and conversions in a timely manner may have a material impact on the operations of the Company. The Company has not determined with certainty the total cost which will be incurred by the Company in connection with Year 2000 compliance. However, the Company believes that such costs will not result in a material adverse effect on its financial condition or results of operations. Costs related to the Year 2000 problem are being expensed as incurred.

     The Company cannot predict the effect of the Year 2000 problem on vendors, customers and other entities with which the Company transacts business, and there can be no assurance that the effect of the Year 2000 problem on such entities will not adversely effect the Company's operations.

                            BUSINESS AND PROPERTIES

THE PROPERTIES.

     The following table sets forth certain information in respect of each of the Hotels:

                                 NUMBER
                        NUMBER     OF                                      YEAR OF        MOST      NUMBER OF
                          OF     PARKING                                CONSTRUCTION/    RECENT    RESTAURANTS/   MEETING
       PROPERTY         SUITES   SPACES        BUILDING STRUCTURE         ADDITION     RENOVATION    LOUNGES       ROOMS
       --------         ------   -------       ------------------       -------------  ----------  ------------   -------
InnSuites                 123      153     Metal stud construction      1980            1995/1996       0        2-total
Hotel Phoenix                              with stucco exterior                                                  of 1000
Best Western                                                                                                     sq. ft.

InnSuites Hotel           170      200     Metal stud construction      1982/1985       1995/1996       1        6-total
Tempe/Phoenix                              with stucco exterior                                                  of 4065
Airport/South                                                                                                    sq. ft.
Mountain

InnSuites Hotel           159      189     Metal stud construction      1981/1983       1995/1996       1        10-total
Tucson, Catalina                           with stucco exterior                                                  of 4500
Foothills                                                                                                        sq. ft.
Best Western

InnSuites Hotel           166      196     Metal stud construction      1982/1984       1995/1996       1        11-total
Yuma Best Western                          with stucco exterior                                                  of 8900
                                                                                                                 sq. ft.

Holiday Inn Airport       150      180     Wood construction, stucco    1990            1995/1996       1        9-total
Hotel and                                  exterior, concrete floors                                             of 5850
Suites/Ontario                                                                                                   sq. ft.

InnSuites Hotel           134      158     Masonry construction         1966-67/        1996/1997       1        3-total
Flagstaff/                                                              1972                                     of 1111
Grand Canyon                                                                                                     sq. ft.

InnSuites Hotel           134      163     Metal stud construction      1980            1995/1996       1        0
Scottsdale El                              with stucco exterior
Dorado Park Resort

InnSuites Hotel Tucson    297      352     Concrete block construction  1960/1967/           1997       2        10-total
St. Mary's                                 with stucco exterior         1971                                     of 14,252
                                                                                                                 sq. ft.

InnSuites Hotel           147      129     Wood construction            1946/1989            1996       1        7-total
San Diego                                  with stucco exterior                                                  of 12,000
                                                                                                                 sq. ft.
                        -----
Total Suites            1,480
                        =====


                         FITNESS    POOL/
       PROPERTY          CENTERS   JACUZZI     OTHER
       --------          -------   -------     -----
InnSuites                 Yes       Yes
Hotel Phoenix
Best Western

InnSuites Hotel           Yes       Yes      2 tennis
Tempe/Phoenix                                courts
Airport/South
Mountain

InnSuites Hotel           Yes       Yes      2 tennis
Tucson, Catalina                             courts
Foothills
Best Western

InnSuites Hotel           Yes       Yes      2 tennis
Yuma Best Western                            courts

Holiday Inn Airport       Yes       Yes      basketball
Hotel and                                    court
Suites/Ontario

InnSuites Hotel           Yes       Yes
Flagstaff/
Grand Canyon

InnSuites Hotel           Yes       Yes
Scottsdale El
Dorado Park Resort

InnSuites Hotel Tucson    Yes       Yes
St. Mary's

InnSuites Hotel           Yes       Yes
San Diego

Total Suites

     General. Each of the Hotels is under the direction of a general manager and an executive committee, who is accountable for, and compensated in part based on, the property's performance. This group oversees day-to-day operations and develops annual budgets and marketing, long-term capital and human resource development plans for the respective Hotel. Each Hotel is responsible for developing its own comprehensive marketing plan, which analyzes local market conditions and the hotel's competition, determines hotel positioning, identifies consumer needs, and outlines marketing objectives and strategies. Each plan will continue to be evaluated quarterly by the Lessee to maintain effectiveness under changing market conditions.

     The Lessee and ISIH stress comprehensive financial management and revenue reporting and believe their management teams are skilled at anticipating business needs and changes. All hotel departments, including rooms, food and beverage, accounting, sales and marketing, and maintenance, will continue to receive regular on-site performance reviews and to have open lines of communication directly to the Lessee's and ISIH's management. These performance reviews will enable the Lessee and ISIH to maintain an in-depth understanding of each Hotel's marketing opportunities and to insure that the Company's properties receive the direction necessary to enable on-site management to maximize profits.

                                                  AVERAGE DAILY       REVENUE PER
                              OCCUPANCY(1)           RATE(2)       AVAILABLE ROOM(3)
                              -------------      ---------------   -----------------
          PROPERTY            1997    1996        1997     1996     1997      1996
          --------            -----   -----      ------   ------   -------   -------
InnSuites...................  68.2%   72.3%      $78.57   $76.04   $53.57    $54.97
Hotel Phoenix
Best Western

InnSuites Hotel.............  76.0%   73.1%      $69.43   $68.43   $52.74    $49.99
Tempe/Phoenix
Airport/South
Mountain

InnSuites Hotel.............  81.5%   84.4%      $76.42   $73.87   $62.32    $62.33
Tucson, Catalina
Foothills
Best Western

InnSuites Hotel.............  75.1%   73.7%      $64.24   $62.12   $48.28    $45.81
Yuma Best Western

Holiday Inn Airport.........  76.6%   66.2%      $76.20   $68.35   $56.57    $45.28
Hotel and Suites/Ontario

InnSuites Hotel.............  45.9%   45.2%      $48.07   $42.40   $22.08    $19.14
Flagstaff/
Grand Canyon

InnSuites Hotel.............  65.3%   59.0%      $67.53   $67.89   $40.68    $39.58
Scottsdale El
Dorado Park Resort

InnSuites Hotel Tucson......  38.1%   37.3%      $56.67   $45.99   $21.59    $17.16
St. Mary's (4)

InnSuites Hotel.............  51.8%   51.2%      $50.24   $45.54   $26.02    $23.32
San Diego

---------------

(1) Occupancy is calculated by dividing the actual number of rooms rented by the actual number of rooms available for rent and is expressed as a percentage.

(2) Average Daily Rate is calculated by dividing actual room revenues by the actual number of rooms rented.

(3) Revenue per Available Room is calculated by dividing actual room revenues by the actual number of rooms available for rent.

(4) Occupancy, ADR and REVPAR for the InnSuites Hotel Tucson St. Mary's in 1996 are based on partial year data (June through December).

     The following discussion sets forth additional information for each Hotel.

  Holiday Inn Hotel and Suites Airport Ontario, an InnSuites Hotel

     Located at the foot of California's San Gabriel Mountains and Mt. Baldy, this Hotel is situated minutes from the Ontario, California International Airport and the newly-opened Ontario Mills Mall. Dining and entertainment are centered around P.J.'s Winery Cafe and Lounge, serving breakfast, lunch and dinner, with a complimentary breakfast buffet and a free daily afternoon social hour. On Wednesdays, guests are treated to the complimentary Manager's barbecue.

     In addition to the customary risks of hotel ownership, within the Ontario, California submarket there are several new hotels that have either been completed or are under construction. The additional supply has or will create moderate competitive pressure as one or more of these properties are expected to be directly competitive with the Hotel. Concurrently, southern California is experiencing an increase in general economic activity which has served to enhance lodging demand in this submarket. As compared to the year ended December 31, 1996, the average occupancy for the period from January 1, 1997 through December 31, 1997 was 76.6% versus 66.2% and the average daily rate for the period from January 1, 1997 through December 31, 1997 was $76.20 versus $68.35. To the knowledge of the Company, this Hotel is in compliance with all relevant environmental regulations. The Company is unaware of any specific fuel or energy requirements with which the Hotel must comply. Finally, as a hotel, this property is not subject to rent control regulations.

  InnSuites Hotel Tucson/Catalina Foothills Best Western

     This Hotel is located in northwest Tucson's Catalina Foothills resort area, five miles east of I-10, convenient to downtown and the Tucson International Airport. The Tucson Mall and Foothills Mall and a variety of restaurants and golf courses are within minutes of the property. Many Tucson attractions, including Biosphere II, the Old Tucson movie studio, the Arizona Sonora Desert Museum, the arts district and the University of Arizona are conveniently located for access by the hotel's guests.

     In addition to the customary risks of hotel ownership, within the Tucson, Arizona submarket there are several new hotels that have either been completed or are under construction, including one or more properties that will be directly competitive with the Hotel. The additional supply has or will create moderate competitive pressure as one or more of these properties are expected to be directly competitive with the Hotel. This new product could enhance this submarket's lodging capacity, creating an increase in competitive pressure. As an offset to the increase in supply, the general Arizona marketplace has experienced renewed economic strength during the past several years, generally boosting lodging demand throughout the state. As compared to the year ended December 31, 1996, the average occupancy for the period from January 1, 1997 through December 31, 1997 was 81.5% versus 84.4% and the average daily rate for the period from January 1, 1997 through December 31, 1997 was $76.42 versus $73.87. To the knowledge of the Company, this Hotel is in compliance with all relevant environmental regulations. The Company is unaware of any specific fuel or energy requirements with which the Hotel must comply. Finally, as a hotel, this property is not subject to rent control regulations.

  InnSuites Hotel & Resort/Tucson St. Mary's

     Conveniently located off of I-10 at the St. Mary's Road exit, this 297-suite property occupies 11 acres and is centrally located in the heart of Tucson's art and historic downtown district. Attractions include the Tucson Mall, the Tucson Convention Center, the Old Tucson movie studio, the Arizona Sonora Desert Museum, Biosphere II and golfing, and is minutes away from the University of Arizona.

     In addition to the customary risks of hotel ownership, within the Tucson, Arizona submarket there are several new hotels that have either been completed or are under construction, including one or more properties that will be directly competitive with the Hotel. The additional supply has or will create moderate competitive pressure as one or more of these properties are expected to be directly competitive with the Hotel. This new product could enhance this submarket's lodging capacity, creating an increase in competitive pressure. As an offset to the increase in supply, the general Arizona marketplace has experienced renewed economic strength during the past several years, generally boosting lodging demand throughout the state. As compared to the year ended December 31, 1996, the average occupancy for the period from January 1, 1997 through December 31, 1997 was 38.1% versus 37.3% and the average daily rate for the period from January 1, 1997 through December 31, 1997 was $56.67 versus $45.99. To the knowledge of the Company, this Hotel is in compliance with all relevant environmental regulations. The Company is unaware of any specific fuel or energy requirements with which the Hotel must comply. Finally, as a hotel, this property is not subject to rent control regulations.

  InnSuites Hotel Tempe/Phoenix Airport

     This Hotel is located on Baseline Road at I-10, less than eight minutes from Phoenix Sky Harbor International Airport with easy access to the Phoenix East Valley and the Tempe/Mesa/Chandler area. Area attractions include spring training baseball, Arizona State University, Firebird Raceway, Old Towne Mill Avenue shopping and dining and South Mountain Resort golf.

     In addition to the customary risks of hotel ownership, within the Tempe, Arizona submarket there are several new hotels that have either been completed or are under construction, including one or more properties that will be directly competitive with the Hotel. As an offset to the increase in supply, the general Arizona marketplace has experienced renewed economic strength during the past several years, generally boosting lodging demand throughout the state. Additionally, within this specific submarket, a large outlet shopping mall was opened across the street from this Hotel in 1997, which the Company expects will further enhance this submarket's lodging demand. As compared to the year ended December 31, 1996, the average occupancy for the period from January 1, 1997 through December 31, 1997 was 76.0% versus 73.1% and the average daily rate for the period from January 1, 1997 through December 31, 1997 was $69.43 versus $68.43. To the knowledge of the Company, this Hotel is in compliance with all relevant environmental regulations. The Company is unaware of any specific fuel or energy requirements with which the Hotel must comply. Finally, as a hotel, this property is not subject to rent control regulations.

  InnSuites Hotel Yuma Best Western

     This Hotel is located on Castle Dome Avenue, just off the 16th Street exit of I-8, convenient to the Yuma International Airport, restaurants, golf, shopping and boating on the nearby Colorado River. Many attractions of Yuma and the Colorado River Park, including Fort Yuma, the Yuma Art Center, Yuma Territorial Prison Park and Martinez Lake, are convenient to this property.

     In addition to the customary risks of hotel ownership, within the Yuma, Arizona submarket, although there have not been in recent years any new hotels added to the supply of lodging, all hotels within the submarket, including the Hotel, are dependent to some extent upon demand from surrounding U.S. military facilities. With no supply growth and only modest demand expansion, the Company has worked to gain market share for this Hotel. As compared to the year ended December 31, 1996, the average occupancy for the period from January 1, 1997 through December 31, 1997 was 75.1% versus 73.7% and the average daily rate for the period from January 1, 1997 through December 31, 1997 was $64.24 versus $62.12. To the knowledge of the Company, this Hotel is in compliance with all relevant environmental regulations. The Company is unaware of any specific fuel or energy requirements with which the Hotel must comply. Finally, as a hotel, this property is not subject to rent control regulations.

  InnSuites Hotel Flagstaff/Grand Canyon

     This Hotel's hillside location in Arizona Mountain Country is located 90 minutes west of the Grand Canyon. Situated on historic Route 66, hotel guests can conveniently visit downtown Flagstaff's restaurants and pubs, as well as many Native American shops. Other attractions include the Snow Bowl ski resort, the cliffs of Walnut Canyon, the Lowell Observatory and Oak Creek Canyon.

     In addition to the customary risks of hotel ownership, within the Flagstaff, Arizona submarket there is an abundance of hospitality capacity attempting to capture the Grand Canyon visitor demand. There are also several new hotels that have either been completed or are under construction, including one or more properties that will be directly competitive with the Hotel. As an offset to the increase in supply, the general Arizona marketplace has experienced renewed economic strength during the past several years, generally boosting lodging demand throughout the state. That factor is, however, less relevant to this Hotel than to other of the Hotels, as this Hotel relies more heavily on the tourist trade than on the business traveler. As compared to the year ended December 31, 1996, the average occupancy for the period from January 1, 1997 through December 31, 1997 was 45.9% versus 45.2% and the average daily rate for the period from January 1, 1997 through December 31, 1997 was $48.07 versus $42.40. To the knowledge of the Company, this Hotel is in compliance with all relevant environmental regulations. The Company is unaware of any specific fuel or energy requirements with which the Hotel must comply. Finally, as a hotel, this property is not subject to rent control regulations.

  InnSuites Hotel Phoenix Best Western

     This property is located just off the Squaw Peak Parkway, in the North Phoenix resort area, convenient to the Phoenix International Airport and downtown central Phoenix. The resort area offers golf, tennis, jogging and Squaw Peak hiking trails as well as a variety of restaurants. Nearby attractions include Turf Paradise Racing and shopping at Biltmore Fashion Park, Metro Center and Paradise Valley Mall.

     In addition to the customary risks of hotel ownership, within the Phoenix, Arizona submarket there are several new hotels that have either been completed or are under construction, including one or more properties that will be directly competitive with the Hotel. As an offset to the increase in supply, the general Arizona marketplace has experienced renewed economic strength during the past several years, generally boosting lodging demand throughout the state. As compared to the year ended December 31, 1996, the average occupancy for the period from January 1, 1997 through December 31, 1997 was 68.2% versus 72.3% and the average daily rate for the period from January 1, 1997 through December 31, 1997 was $78.57 versus $76.04. To the knowledge of the Company, this Hotel is in compliance with all relevant environmental regulations. The Company is unaware of any specific fuel or energy requirements with which the Hotel must comply. Finally, as a hotel, this property is not subject to rent control regulations.

  InnSuites Hotel Scottsdale El Dorado Park Resort

     This Hotel is located in the heart of Scottsdale, adjacent to El Dorado Park and 15 minutes from Phoenix's Sky Harbor International Airport. Located beside El Dorado Park, guests of this hotel are offered many attractions, including paddle boats, hiking, golf, walking and jogging trails. Other nearby attractions include Island of Big Surf, the Phoenix Zoo, the Desert Botanical Gardens, Papago Park Golf and the Scottsdale Art Galleries. The Fiesta Bowl, Arizona State University's Sun Devil Stadium and the homes of football's Arizona Cardinals and baseball's San Francisco Giants and Chicago Cubs (spring training) are also easily accessible.

     In addition to the customary risks of hotel ownership, within the Scottsdale, Arizona submarket there are several new hotels that have either been completed or are under construction, including one or more properties that will be directly competitive with the Hotel. These new properties could significantly enhance this submarket's lodging capacity, creating an increase in competitive pressure. As an offset to the increase in supply, the general Arizona marketplace has experienced renewed economic strength during the past several years, generally boosting lodging demand throughout the state. As compared to the year ended December 31, 1996, the average occupancy for the period from January 1, 1997 through December 31, 1997 was 65.3% versus 59.0% and the average daily rate for the period from January 1, 1997 through December 31, 1997 was $67.53 versus $67.89. To the knowledge of the Company, this Hotel is in compliance with all relevant environmental regulations. The Company is unaware of any specific fuel or energy requirements with which the Hotel must comply. Finally, as a hotel, this property is not subject to rent control regulations.

  InnSuites Hotels San Diego Balboa Park Suite Resort

     Located in San Diego, California, this Hotel is conveniently located near many major attractions in San Diego, including Balboa Park, the San Diego Zoo, the Convention Center, Sea World, Old Town and beaches. The elegant, colonial style mansion has 147-suites, many of which have fireplaces. Additional amenities include an Olympic-size, terrazzo tile swimming pool and a choice of studio, one, two and three bedroom suites.

     In addition to the customary risks of hotel ownership, within the San Diego, California submarket there are several new hotels that have either been completed or are under construction. The additional supply has or will create moderate competitive pressure as one or more of these properties are expected to be directly competitive with the Hotel. Concurrently, southern California is experiencing an increase in general economic activity which has served to enhance lodging demand in this submarket. As compared to the year ended December 31, 1996, the average occupancy for the period from January 1, 1997 through December 31, 1997 was 51.8% versus 51.2% and the average daily rate for the period from January 1, 1997 through December 31, 1997 was $50.24 versus $45.54. To the knowledge of the Company, this Hotel is in compliance with all relevant environmental regulations. The Company is unaware of any specific fuel or energy requirements with which the Hotel must comply. Finally, as a hotel, this property is not subject to rent control regulations.

OTHER PROPERTY OWNED

     Mr. Wirth holds ownership interests ("Ownership Interests") in one property ("Property Under Option"). The Property Under Option comprises a fifty percent (50%) interest in a 185-suite full-service InnSuites Hotel (formerly a Ramada(R) hotel) located in Buena Park, California. The Ownership Interests may be acquired by the Company between February 1, 1998 and February 15, 1999, upon the Company's exercise of an option granted by Mr. Wirth, at a price equal to the greater of (i) $6,900,000 or (ii) fair market value as determined by an independent appraisal.

     The existence of the option minimizes the risk of a conflict of interest between Mr. Wirth and the Company because of the existence of the Ownership Interests. The Company did not pay any cash or other additional consideration for the option, and the option may be exercised only by action of a majority of the Company's independent Trustees.

LEASING AND MANAGEMENT OF THE HOTELS

     The Lessee entered into substantially identical Percentage Leases for each Hotel with the Partnership. In addition, ISIH provides property management services to the Hotels, and the InnSuites Licensing Corp. provides trademark and licensing services to the Hotels. Additional information regarding the Percentage Leases is set forth below:

     Each of the Hotels is leased by the Partnership to the Lessee. The following table sets forth (i) the percentage rent formulas, (ii) the annual minimum rent, and (iii) the pro forma percentage rent and total rent that would have been paid for each Hotel pursuant to the terms of the Percentage Leases based upon historical revenues for the twelve months ended December 31, 1997 as if the Partnership had owned the Hotels and the Percentage Leases had been in effect since January 1, 1997 (amounts in thousands of dollars).

                                                                                                 FOR THE 12 MONTHS
                                                                                                   ENDED 12/31/97
                                                                                               ----------------------
                                          FRANCHISE                                            HISTORICAL
                               LEASE       RENEWAL     ANNUAL           ROOMS & OTHER           ROOMS &     PRO FORMA
                             EXPIRATION   EXPIRATION   MINIMUM           PERCENTAGE              OTHER       ANNUAL
           HOTEL                DATE         DATE       RENT           RENT FORMULA(1)          REVENUE      RENT(2)
           -----             ----------   ----------   -------         ---------------         ----------   ---------
InnSuites Hotel               5/31/07      12/31/98    $  800    37% under $1,800,              $ 2,444      $  996
Phoenix Best Western                                             50% from $1,800 to $2,400,
                                                                 68% over $2,400

InnSuites Hotel               5/31/07           N/A    $1,000    37.5% under $1,800,            $ 3,480      $1,671
Tempe/Phoenix                                                    50% from $1,800 to $2,700,
Airport/South Mountain                                           70% over $2,700

InnSuites Hotel Tucson,       5/31/07      12/31/98    $1,000    37.5% under $2,000,            $ 3,913      $1,848
Catalina Foothills                                               50% from $2,000 to $3,000,
Best Western                                                     70% over $3,000

InnSuites Hotel Yuma          5/31/07      12/31/98    $  800    32% under $2,100,              $ 3,003      $1,214
Best Western                                                     50% from $2,100 to $2,500,
                                                                 68% over $2,500

Holiday Inn Airport           5/31/07       6/30/04    $  600    34% under $2,700,              $ 3,341      $1,300
Hotel and Suites/Ontario                                         50% from $2,700 to $3,000,
                                                                 68% over $3,000

InnSuites Hotel               5/31/07           N/A    $  250    25% under $1,300,              $ 1,106      $  250
Flagstaff/Grand Canyon                                           40% from $1,300 to $1,500,
                                                                 58% over $1,500

InnSuites Hotel               5/31/07           N/A    $  600    35% under $1,600,              $ 2,105      $  623
Scottsdale El Dorado Park                                        50% from $1,600 to $2,000,
  Resort                                                         68% over $2,000

InnSuites Hotel Tucson        5/31/07           N/A    $  800    35% under $3,500,              $ 2,728      $  995
St. Mary's                                                       50% from $3,500 to $5,000,
                                                                 68% over $5,000

InnSuites Hotel               5/31/07           N/A    $  500    35% under $1,700,              $ 1,391      $  500
                                                       ------                                   -------      ------
San Diego                                                        50% from $1,700 to $2,200,
                                                                 70% over $2,200

Total                                                  $6,350                                   $23,511      $9,397
                                                       ======                                   =======      ======

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(1) Shown as a percentage of revenues.

(2) Calculated on a pro forma basis by applying the rent provisions in the Percentage Leases to historical revenues of the properties for the twelve-month period as if January 1, 1997 was the beginning of the lease year.

     The following summary of the Percentage Leases, and the descriptions of certain provisions thereof set forth herein, are qualified in their entirety by reference to the form of Percentage Lease, which is an exhibit to the Registration Statement of which this Prospectus is a part.

     Duration. The Percentage Leases have initial terms ending on May 31, 2007, subject to earlier termination on the occurrence of certain contingencies described in the Percentage Leases (including, particularly, the provisions described herein under "-- Damage to Properties," "-- Condemnation of Properties" and "--Termination of Percentage Leases on Disposition of the Hotels").

     Amounts Payable Under the Percentage Leases. Lessee is obligated to pay (i) the higher of minimum rent or percentage rent; and (ii) certain other amounts, including interest accrued on any late payment or charge ("Additional Charges"). Minimum rent is a fixed amount determined by negotiation between the Partnership and Lessee. Percentage rent is calculated by multiplying fixed percentages by gross room and other revenues exceeding specified threshold amounts. Minimum rent is payable monthly in arrears, and percentage rent is payable for each quarter within 30 days after the end of the quarter.

     Both the threshold gross room and other revenue amounts used in computing percentage rent and minimum rent will be adjusted for changes in the CPI. The changes will be calculated at the beginning of each calendar year beginning with 1999, based on the average annual change in the CPI during the prior 12 months.

     Each Percentage Lease requires Lessee to pay rent, all costs and expenses, and all utility and other charges incurred in the operation of the Hotel. All capital expenditures (as defined in the Percentage Lease) will be the responsibility of the Partnership. Each Percentage Lease also provides for rent reductions and abatements in the event of damage or destruction or a partial taking of the Hotel as described under "-- Damage to Properties" and "-- Condemnation of Properties." Lessee is required to carry insurance to cover rental interruption for a period of up to one year.

     Maintenance and Modifications. The Partnership is required to maintain the underground utilities and the structural elements, including exterior walls (excluding plate glass) and the roof, of the Hotels. The Partnership will also fund the repair, replacement and refurbishment of furniture, fixtures and equipment in the Hotels, when and as considered necessary by the Partnership and will maintain a Capital Expenditures Fund to help provide funds to cover such expenses. See "THE COMPANY -- Business Objectives -- Business
Strategy -- Renovations and Development." The Partnership will make a quarterly contribution to the Capital Expenditures Fund in an amount equal to 4% of Lessee's aggregate gross revenues generated from the Hotels. Lessee will be required, at its expense, to maintain the Hotels in good order and repair, except for ordinary wear and tear, and to make nonstructural, foreseen and unforeseen, and ordinary and extraordinary, repairs which may be necessary and appropriate to keep the Hotels in good order and repair. Capital expenses and furniture, fixture and equipment replacements will be paid for by the Partnership generally out of the Capital Expenditures Fund. The Partnership and Lessee will agree on an annual budget for each Hotel.

     Lessee, at its expense, may make noncapital and capital additions, modifications or improvements to the Hotels, so long as doing so does not significantly alter the character or purposes of the Hotels or significantly detract from their value or operating efficiencies. All such additions, modifications and improvements will be subject to all of the terms of the Percentage Leases and will become the property of the Partnership upon termination of the Percentage Leases. The Partnership will own the furniture, fixtures and equipment, except in limited circumstances under which the Partnership may require Lessee to purchase certain furniture, fixtures and equipment, and Lessee will own substantially all other personal property not affixed to, or considered a part of, the real estate or improvements thereon. Any purchase of furniture, fixtures and equipment by Lessee will be made on terms negotiated between the Partnership and Lessee.

     Insurance and Property Taxes. The Partnership is responsible for paying real estate and personal property taxes on the Hotels and for maintaining property insurance, including casualty insurance. The Lessee is required to maintain comprehensive general public liability, workers' compensation, 12-month rental interruption insurance and any other insurance customary for properties similar to the Hotels or required by any relevant franchisor, and to have the Partnership named as an additional insured. The Partnership believes that the insurance coverage carried by each Hotel is adequate in scope and amount.

     Indemnification. Under each Percentage Lease, the Lessee will indemnify the Partnership against all liabilities, costs and expenses (including reasonable attorneys' fees and disbursements) incurred by, imposed on or asserted against the Partnership on account of, among other things, (i) any accident or injury to person or property on or about a Hotel; (ii) any negligence by Lessee or any of its agents as to the leased property; (iii) any environmental liability resulting from conditions caused or resulting thereafter from any action, inaction or negligence of Lessee; (iv) taxes and assessments in respect of a Hotel (other than real estate taxes and income taxes of the Partnership on income attributable to a Hotel); (v) the sale or consumption of alcoholic beverages on or in the real property or improvements thereon; or (vi) any breach of the Percentage Lease by Lessee. The Lessee will not be required, however, to indemnify the Partnership against the Partnership's gross negligence or willful misconduct.

     Assignment and Subleasing. The Lessee will not be permitted to sublet all or any part of a Hotel or assign its interest under the Percentage Lease, other than to an affiliate of Lessee, without the prior written consent of the Partnership. No assignment, subletting or management agreement will release Lessee from any of its obligations under the Percentage Lease.

     Management Agreements. Lessee entered into a management agreement with ISIH for the management and operation of the Hotels. Lessee will pay ISIH an annual management fee equal to two and one-half percent (2.5%) of gross revenues.

     Damage to Properties. If damage to or destruction of any Hotel renders such Hotel unsuitable for Lessee's use and occupancy and is covered by insurance, the Partnership will be obligated to repair, rebuild or restore such Hotel, but only to the extent of available insurance proceeds. The Percentage Lease will remain in full force and effect during the first 12 months of any period required for repair or restoration of a Hotel, after which time rent will be equitably abated.

     Condemnation of Properties. In the event of a total condemnation of a Hotel, each of the Partnership and Lessee will be entitled to terminate the Percentage Lease as of the date of taking. The resulting condemnation award will be allocated between the Partnership and Lessee as set forth in the Percentage Lease. In the event of a partial taking that does not render a Hotel unsuitable for Lessee's use, Lessee must restore the untaken portion of such Hotel to a complete architectural unit. In such a case, the Partnership must provide the required funds to cover the cost of that restoration, which may include that part of the condemnation award specified for restoration.

     Events of Default. Events of Default under each Percentage Lease include, among others, the following:

          (i) the failure by Lessee to pay minimum rent when due and the continuation of such failure for a period of 10 days;

          (ii) the failure by Lessee to pay the percentage rent for any quarter within 10 days after the end of such quarter;

          (iii) the failure by Lessee to observe or perform any other term of the Percentage Lease and the continuation of such failure beyond any applicable cure period;

          (iv) an Event of Default under any other Percentage Lease;

          (v) if Lessee files a petition in bankruptcy or reorganization under any federal or state bankruptcy law or any similar federal or state law, or is adjudicated a bankrupt or makes an assignment for the benefit of creditors or admits in writing its inability to pay its debts generally as they become due, or if a petition or answer proposing the adjudication of Lessee as a bankrupt or its reorganization pursuant to any federal or state bankruptcy law or any similar federal or state law is filed in any court and Lessee is adjudicated a bankrupt and that adjudication is not vacated or set aside or stayed within 60 days after the entry of an order in respect thereof, or if a receiver of Lessee or of the whole or substantially all of the assets of Lessee is appointed in any proceeding brought by Lessee, or any such receiver, trustee or liquidator is appointed in any proceeding brought against Lessee and that appointment is not vacated or set aside or stayed within 60 days after that appointment is made;

          (vi) if Lessee voluntarily discontinues operations of a Hotel for more than 30 days, except as a result of damage, destruction or condemnation; or

          (vii) if the franchise agreement in respect of any Hotel is terminated by the franchisor as a result of any action or failure to act by Lessee or its agents and is not replaced within 90 days after the date of termination by a new franchise agreement that is acceptable to the Partnership acting in its reasonable discretion.

     If an Event of Default occurs and continues beyond any curative period, the Partnership may terminate the Percentage Lease and any or all of the other Percentage Leases by giving Lessee 30 days' written notice of the date for termination thereof and, unless that Event of Default is cured prior to that termination date, the specified Percentage Leases will terminate on that date and Lessee will be required to surrender possession of the affected Hotels.

     Termination of Percentage Leases on Disposition of the Hotels. If the Partnership enters into an agreement to transfer a Hotel to a non-affiliate, the Partnership may terminate that Hotel's Percentage Lease by giving Lessee 30 days' prior notice and paying it the fair market value of its leasehold interest in the remaining term of that Percentage Lease.

     Franchise Agreements. Lessee and/or the relevant Hotel are the franchisee under the franchise agreements for the Hotels. The current franchise agreements for the three Best Western(R) Hotels, which are renewable annually, expire on December 31, 1998. The current franchise agreement for the Holiday Inn(R) Hotel expires on June 30, 2004. There can be no assurance that such franchise agreements will be renewed upon their expiration or as to the effect on the Company of any non-renewal.

     Trademark/License Agreements. Lessee and/or the relevant Hotel are each a licensee under the license agreements pursuant to which InnSuites Licensing Corp. will receive an annual licensing fee equal to 2.5% of gross room revenue from each of the Hotels. Those Hotels which carry a third-party franchise (currently Best Western(R) and Holiday Inn(R)) will have their licensing fee reduced to 1.25% so long as the third-party franchise is in place.

     Inventory. All working capital assets required in the operation of the Hotels will be purchased by the Lessee at its expense.

EMPLOYEES

     The Company has no employees. The Company's external advisor, Mid-America ReaFund Advisors, Inc. ("MARA") performs, directly or through the Partnership, various acquisition, development, redevelopment and management functions. The Lessee has approximately 493 employees engaged in the operation of the Hotels. The Lessee will continue InnSuites' ongoing recruiting efforts to attract quality talent at all levels of sales and management.

     None of the persons who will be employees of the Company or the Lessee are represented by a union. The Company believes that its and the Lessee's relations with their respective employees are excellent.

LEGAL PROCEEDINGS

     Neither the Company, the Lessee nor the Partnership is currently involved in any material litigation nor, to the Company's knowledge, is any material litigation currently threatened against the Company, the Lessee or the Partnership.

                      POLICIES AND OBJECTIVES WITH RESPECT
                             TO CERTAIN ACTIVITIES

     The following supplements the discussion of the Company's growth, acquisition, development and financing strategies set forth in "THE COMPANY." The Company's policies with respect to those activities and the matters discussed below have been established by the Board of Trustees of the Company and may be amended or revised from time to time at the discretion of the Board of Trustees without a vote of the stockholders of the Company, except that changes in certain policies with respect to conflicts of interest must be consistent with legal requirements.

INVESTMENT POLICIES

     Investments in Real Estate. The Company may acquire equity interests in hotel properties other than the Hotels through the Partnership or other entities controlled by the Partnership, or through joint ventures or other types of co-ownership. These investments may be subject to existing mortgage financing and other indebtedness that may have priority over the equity interest of the Company.

     The Company's current policy is to not invest in any one property more than 25% of its total assets at the time of the investment.

     Investments in Real Estate Mortgages. While the Company will emphasize equity real estate investments, it may invest in mortgage and other real estate interests, including securities of other REITs, and in nonperforming mortgages with the goal of acquiring the underlying property. The Company may invest in participating or convertible mortgages (which are similar to equity participation) if it may benefit from the cash flow or any appreciation in the value of the subject property. The Company does not currently intend to invest in mortgages or securities of other REITs.

FINANCING

     While its organizational documents contain no limitation on the amount of debt it may incur, the Company, subject to the discretion of the Board of Trustees, intends to maintain a debt to total market capitalization ratio or debt to appraised value of real estate ratio (measured at the time the debt is incurred) of not more than 50% to 55%. The Company may from time to time re-evaluate its debt capitalization policy in light of economic conditions, relative costs of debt and equity capital, market value of its properties, acquisition, development and expansion opportunities, and other factors. Any indebtedness may be incurred by the Partnership or the Company. Indebtedness incurred by the Company may be in the form of bank borrowings, secured or unsecured, and publicly or privately placed debt instruments, the proceeds of which would be loaned or contributed to the Partnership. Indebtedness incurred by the Partnership may be in the form of purchase money obligations to the sellers of properties, publicly or privately placed debt instruments, further borrowings from the Company, or financing from banks, institutional investors or other lenders, any of which indebtedness may be unsecured or may be secured by mortgages or other interests in the property owned by the Partnership. This indebtedness may be recourse to all or any part of the property of the Company or the Partnership, or may be limited to the specific property to which the indebtedness relates. The proceeds from any borrowings by the Company or the Partnership may be used for the payment of distributions or dividends, for working capital, or to refinance existing indebtedness or to finance acquisitions or expansions of properties. See "FEDERAL INCOME TAX
CONSIDERATIONS -- Requirements for Qualification and -- Distribution Requirements."

     If the Board of Trustees determines to raise additional equity capital, the Board has the authority, without stockholder approval, to issue additional Common Stock of the Company in any manner (and generally on such terms and for such consideration) as it deems appropriate, including in exchange for property. Any such offering might cause a dilution of the existing stockholders' investment in the Company.

     The Company has obtained the Credit Facility. See "THE COMPANY -- Business Objectives -- Business Strategy -- Financing Strategy" for a description of the terms of the Credit Facility.

POLICIES WITH RESPECT TO CERTAIN OTHER ACTIVITIES

     The Company has authority to offer capital shares or other securities and to repurchase or otherwise reacquire its shares or any other securities, and may engage in such activities in the future. The Company has no outstanding loans to other entities or persons, including its officers and directors, and except as described above under "-- Investment Policies," does not currently intend to make loans to other entities. The Company has not engaged, and does not currently intend to engage, in trading, underwriting or agency distribution or sale of securities of other issuers, and has not invested, and does not currently intend to invest, in the securities of other issuers (other than the Partnership) for the purpose of exercising control. The Company intends to make investments in such a way that it will not be treated as an investment company under the Investment Company Act of 1940.

     The Company intends to make investments at all times in a manner consistent with the requirements of the Code in order for the Company to qualify as a REIT unless, because of changing circumstances or changes in the Code, in Treasury Regulations or in the interpretations of either, the Company's Board of Trustees determines that it is no longer in the best interests of the Company and its stockholders to qualify as a REIT.

CONFLICT OF INTEREST POLICY

     Neither the Company's governing instruments nor Company policy prohibit any Company Trustee, officer, stockholder or affiliate from having a pecuniary interest in any investment to be acquired or disposed of by the Company or in any transaction to which the Company is a party or in which it has an interest.

     Determinations to be made on behalf of the Company with respect to relationships or opportunities that represent a conflict of interest for any Company officer or Trustee as such will be subject to the approval of the independent Trustees. See "RISK FACTORS -- Conflicts of Interest." In addition, Mr. Wirth and the other affiliates of InnSuites Hotels have agreed that they will conduct all of their hotel ownership, development and acquisition activities through the Company, except as described under "BUSINESS AND PROPERTIES -- Other Property Owned."

     The Partnership Agreement requires the Company to resolve in favor of the Company's stockholders any conflict of interest between those stockholders, on the one hand, and the limited partners of the Partnership, on the other hand, if the conflict cannot be resolved in a manner not adverse to the interests of either group. The Partnership Agreement also exonerates the Company from monetary damages for losses sustained, liabilities incurred or benefits not derived by limited partners in connection with any such resolution, so long as the Company has acted in good faith.

                  CERTAIN DECLARATION AND STATUTORY PROVISIONS

                             DECLARATION PROVISIONS

RESTRICTIONS ON OWNERSHIP AND TRANSFER

     For the Company to qualify as a REIT under the Code, it must meet certain requirements concerning the ownership of its outstanding stock. Specifically, not more than 50% in value of the Company's outstanding stock may be owned, actually and constructively under the applicable attribution provisions of the Code, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year (other than the first year), and the Company must be beneficially owned by 100 or more persons during at least 335 days of a taxable year (other than the first year) or during a proportionate part of a shorter taxable year. See "FEDERAL INCOME TAX CONSIDERATIONS -- Requirements for Qualification." For the purpose of preserving the Company's REIT qualification, the Company's Declaration contains the "Ownership Limitation Provisions," which restrict the ownership and transfer of the Company's capital stock under certain circumstances.

     The Ownership Limitation Provisions provide that, subject to certain exceptions specified in the Declaration, no person may own, or be deemed to own by virtue of the applicable attribution provisions of the Code, more than 4.9% of any class of the Company's outstanding capital stock. The Board of Trustees may, but in no event will be required to, waive the Ownership Limit if it determines that such ownership will not jeopardize the Company's status as a REIT. As a condition of such waiver, the Board of Trustees may require opinions of counsel satisfactory to it and/or undertakings or representations from the applicant with respect to preserving the REIT status of the Company. The Ownership Limitation Provisions will not apply if the Board of Trustees and the holders of two-thirds of the outstanding shares of capital stock entitled to vote on such a matter determine that it is no longer in the best interests of the Company to attempt to qualify, or to continue to qualify, as a REIT.

     Any purported transfer of capital stock of the Company and any other event that would otherwise result in any person or entity violating the Ownership Limit will be void and of no force or effect as to that number of shares in excess of the Ownership Limit, and the purported transferee ("Prohibited Transferee") shall acquire no right or interest (or, in the case of any event other than a purported transfer, the person or entity holding record title to any such shares in excess of the Ownership Limit ("Prohibited Owner") shall cease to own any right or interest) in such excess shares. In addition, if any purported transfer of capital stock of the Company or any other event otherwise would cause the Company to become "closely held" under the Code or otherwise fail to qualify as a REIT under the Code (other than as a result of a violation of the requirement that a REIT have at least 100 stockholders), then any such purported transfer will be void and of no force or effect as to that number of shares in excess of the number that could have been transferred without such result, and the Prohibited Transferee shall acquire no right or interest (or, in the case of any event other than a transfer, the Prohibited Owner shall cease to own any right or interest) in such excess shares. Also, if any purported transfer of capital stock of the Company or any other event would otherwise cause the Company to own, or be deemed to own by virtue of the applicable attribution provisions of the Code, 10% or more of the ownership interests in the Lessee or in any sublessee, then any such purported transfer will be void and of no force or effect as to that number of shares in excess of the number that could have been transferred without such result, and the Prohibited Transferee shall acquire no right or interest (or, in the case of any event other than a transfer, the Prohibited Owner shall cease to own any right or interest) in such excess shares.

     Any such excess shares described above will be transferred automatically, by operation of law, to a trust, the beneficiary of which will be a qualified charitable organization selected by the Company ("Beneficiary"). The trustee of the trust who shall be designated by the Company and be unaffiliated with the Company and any Prohibited Owner, will be empowered to sell such excess shares to a qualified person or entity and distribute to a Prohibited Transferee an amount equal to the lesser of the price paid by the Prohibited Transferee for such excess shares or the sales proceeds received by the trust for such excess shares. In the case of any excess shares resulting from any event other than a transfer, or from a transfer for no consideration, the trustee will be empowered to sell such excess shares to a qualified person or entity and distribute to the Prohibited Owner an amount equal to the lesser of the fair market value of such excess shares on the date of such event or the sales proceeds received by the trust for such excess shares. Prior to a sale of any such excess shares by the trust, the trustee will be entitled to receive, in trust for the benefit of the Beneficiary, all dividends and other distributions paid by the Company with respect to such excess shares, and also will be entitled to exercise all voting rights with respect to such excess shares.

     Any purported transfer of capital stock of the Company that would otherwise cause the Company to be beneficially owned by fewer than 100 persons will be null and void in its entirety, and the intended transferee will acquire no rights in such stock.

     All certificates representing shares of capital stock will bear a legend referring to the restrictions described above.

     Every owner of more than 4.9% (or such lower percentage as may be required by the Code or Treasury Regulations) of the outstanding shares of capital stock of the Company must file a written notice with the Company containing the information specified in the Declaration no later than January 30 of each year. In addition, each stockholder shall upon demand be required to disclose to the Company in writing such information as the Company may request in order to determine the effect, if any, of such stockholder's actual and constructive ownership on the Company's status as a REIT and to ensure compliance with the Ownership Limit.

     The Ownership Limitation Provisions may have the effect of precluding an acquisition of control of the Company without approval of the Board of Trustees.

NUMBER OF TRUSTEES; REMOVAL; FILLING VACANCIES

     The Declaration provides that the Board of Trustees consist of not less than five persons, subject to increase by the affirmative vote of a majority of the members of the entire Board of Trustees. At all times a majority of the Trustees shall be independent Trustees, except that upon the death, removal or resignation of an independent Trustee, such requirement shall not be applicable for 60 days. Currently, there are six Trustees, four of whom are independent Trustees. The stockholders shall be entitled to vote on the election of Trustees, with each share entitled to one vote. The Board of Trustees is presently divided into three classes, comprised of two Trustees each. Trustees are elected to staggered three year terms. Any Trustee may be removed for cause by the vote of two-thirds of the remaining Trustees. The Declaration provides that, subject to any rights of holders of preferred stock, if any, and unless the Board of Trustees otherwise determines, any vacancies will be filled by the affirmative vote of a majority of the remaining Trustees, though less than a quorum. Any Trustee so elected may qualify as an independent Trustee only if he has received the affirmative vote of at least a majority of the remaining independent Trustees, if any. Accordingly, the Board of Trustees could temporarily prevent any stockholder from enlarging the Board of Trustees and filling the new Trusteeships with such stockholder's own nominees. Any Trustee so elected shall hold office until the next annual meeting of stockholders.

LIMITATION OF LIABILITY

     The Declaration provides that to the maximum extent that Ohio law in effect from time to time permits the limitation of liability of Trustees and officers, no Trustee or officer of the Company shall be liable to the Company or its stockholders for money damages.

INDEMNIFICATION OF TRUSTEES AND OFFICERS

     The Declaration and Bylaws require the Company to indemnify its Trustees, officers, employees and agents to the fullest extent permitted from time to time by Ohio law. Ohio law permits a corporation to indemnify its trustees, officers, employees and agents against judgments, penalties, fines, settlements and reasonable expenses (including attorneys fees) actually incurred by them in connection with any proceeding to which they may be made a party by reason of their service to or at the request of the corporation, unless it is established that (i) the act or omission of the indemnified party was material to the matter giving rise to the proceeding and the act or omission was committed in bad faith or was the result of active and deliberate dishonesty, (ii) the indemnified party actually received an improper personal benefit in money, property or services, or (iii) in the case of any criminal proceeding, the indemnified party had reasonable cause to believe that the act or omission was unlawful. Indemnification is mandatory if the indemnified party has been successful on the merits or otherwise in the defense of any proceeding unless such indemnification is not otherwise permitted as provided in the preceding sentence. In addition to the foregoing, a court of competent jurisdiction, under certain circumstances, may order indemnification if it determines that the person is fairly and reasonably entitled thereto in view of all the relevant circumstances, unless the proceeding was an action by or in the right of the corporation or involved a determination that the person received an improper personal benefit.

AMENDMENT

     The Declaration may be amended by the affirmative vote of the holders of two-thirds of the outstanding shares of Common Stock, with the stockholders voting as a class with one vote per share.

                             PARTNERSHIP AGREEMENT

     The following summary of the Partnership Agreement, and the descriptions of certain provisions thereof set forth herein, are qualified in their entirety by reference to the Partnership Agreement, which is an exhibit to the Registration Statement of which this Prospectus is a part.

MANAGEMENT

     The Partnership is a Delaware limited partnership and was formed pursuant to the terms of the Partnership Agreement. Pursuant to the Partnership Agreement, the Company, as the sole general partner of the Partnership ("General Partner"), has full, exclusive and complete responsibility and discretion in the management and control of the Partnership, and the limited partners of the Partnership ("Limited Partners", together with the General Partner, "Partners") have no authority to transact business for, or participate in the management activities or decisions of, the Partnership. However, any amendment to the Partnership Agreement that would (i) affect the conversion rights described under "--Conversion Rights" below, (ii) adversely affect the Limited Partners' rights to receive cash distributions, (iii) alter the Partnership's allocations of income, or (iv) impose on the Limited Partners any obligations to make additional contributions to the capital of the Partnership, requires the consent of Limited Partners holding at least a majority of the Units and Class B Units.

TRANSFERABILITY OF INTERESTS

     The Company may not voluntarily withdraw from the Partnership or transfer or assign its interest in the Partnership unless the transaction in which such withdrawal or transfer occurs results in the Limited Partners receiving property in an amount equal to the amount they would have received had they exercised their conversion rights immediately prior to such transaction, or unless the successor to the Company contributes substantially all of its assets to the Partnership in return for an interest in the Partnership. The Limited Partners may not transfer their interests in the Partnership without the consent of the Company, which the Company may withhold in its sole discretion. The Company may not consent to any transfer that would cause the Partnership to be treated as a separate corporation for federal income tax purposes.

CAPITAL CONTRIBUTION

     The Company and the Limited Partners contributed cash or interests in certain of the Hotels to the Partnership in exchange for partnership interests in the Partnership. As required by the Partnership Agreement, immediately prior to a capital contribution by the Company, the Partners' capital accounts and the Carrying Value (as that term is defined in the Partnership Agreement) of the Partnership property shall be adjusted to reflect the unrealized gain or unrealized loss attributable to the Partnership property as if such items had actually been recognized immediately prior to such issuance and had been allocated to the Partners at such time.

     The Partnership Agreement provides that if the Partnership requires additional funds at any time or from time to time in excess of funds available to the Partnership from borrowing or capital contributions, the Company may borrow such funds from a financial institution or other lender and lend such funds to the Partnership on the same terms and conditions as are applicable to the Company's borrowing of such funds. As an alternative to borrowing funds required by the Partnership, the Company may contribute the amount of such required funds as an additional capital contribution to the Partnership. If the Company so contributes additional capital to the Partnership, the Company will receive additional partnership interests in the Partnership and the Company's percentage interest in the Partnership will be increased on a proportionate basis with the amount of such additional capital contributions and the value of the Partnership at the time of such contributions. Conversely, the percentage interests of the Limited Partners will be decreased on a proportionate basis in the event of additional capital contributions by the Company.

CONVERSION RIGHTS

     Pursuant to the Partnership Agreement, the Limited Partners holding Units are entitled to conversion rights, which enable them to cause the Partnership to convert their interests in the Partnership (subject to certain restrictions) into shares of Common Stock, except to the extent that the Ownership Limit is reached in which case the Company may elect to purchase any Units in excess of the Ownership Limit for cash. The conversion rights may not be exercised if the issuance of shares of Common Stock by the Company, as General Partner, for any part of the interest in the Partnership sought to be converted would (i) result in any person violating the Ownership Limit contained in the Company's Declaration, (ii) cause the Company to be "closely held" within the meaning of the Code, (iii) cause the Company to be treated as owning 10% or more of the Lessee or any sublessee within the meaning of the Code, or (iv) otherwise cause the Company to fail to qualify as a REIT; unless, in any case, the Partnership or the Company (as the case may be) elects, in its sole and absolute discretion, to pay the conversion amount in cash. The conversion rights may be exercised by the Limited Partners, in whole or in part (in either case, subject to the above restrictions), at any time or from time to time, following the satisfaction of any applicable holding period requirements. At June 1, 1998, the aggregate number of shares of Common Stock issuable upon exercise of the conversion rights by the Limited Partners was 2,203,731. The number of shares issuable upon the exercise of the conversion rights will be adjusted upon the occurrence of stock splits, mergers, consolidations or similar pro rata share transactions, which otherwise would have the effect of diluting the ownership interests of the Limited Partners or the stockholders of the Company.

TAX MATTERS

     Pursuant to the Partnership Agreement, the Company is the tax matters partner of the Partnership and, as such, has authority to make tax elections under the Code on behalf of the Partnership.

     Profit and loss of the Partnership generally are allocated among the partners in accordance with their respective interests in the Partnership based on the number of partnership interests held by the Partners.

OPERATIONS

     The Partnership Agreement requires that the Partnership be operated in a manner that enables the Company to satisfy the requirements for being classified as a REIT and to avoid any federal income tax liability.

DISTRIBUTIONS

     The Partnership Agreement provides that the Partnership will distribute cash from operations (including net sale or refinancing proceeds, but excluding net proceeds from the sale of the Partnership's property in connection with the liquidation of the Partnership) quarterly, in amounts determined by the Company in its sole discretion, to the Partners in accordance with their respective percentage interests in the Partnership. Upon liquidation of the Partnership, after payment of, or adequate provision for, debts and obligations of the Partnership, including any Partner loans, any remaining assets of the Partnership will be distributed to all Partners with positive capital accounts in accordance with their respective positive capital account balances. If any Partner, including the Company, has a negative balance in its capital account following a liquidation of the Partnership, it will be obligated to contribute cash to the Partnership equal to the negative balance in its capital account.

TERM

     The Partnership will continue until December 31, 2047, or until sooner dissolved upon (i) the bankruptcy, dissolution or withdrawal of the Company as General Partner (unless the Limited Partners elect to continue the Partnership),
(ii) the sale or other disposition of all or substantially all the assets of the Partnership, (iii) the conversion of all limited partnership interests in the Partnership (other than those held by the Company, if any), or (iv) the election of the General Partner.

                       FEDERAL INCOME TAX CONSIDERATIONS

     The following is a summary of the material federal income tax considerations relevant to a prospective holder of Common Stock. The discussion does not purport to deal with all aspects of taxation that may be relevant to a holder of Common Stock in light of their personal investment or tax circumstances, or to certain types of stockholders (including insurance companies, tax-exempt organizations, financial institutions or broker-dealers, foreign corporations, and persons who are not citizens or residents of the United States) subject to special treatment under the federal income tax laws.

     EACH PROSPECTIVE PURCHASER IS ADVISED TO CONSULT HIS OWN TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES TO HIM OF THE PURCHASE, OWNERSHIP, AND SALE OF THE COMMON STOCK AND OF THE COMPANY'S ELECTION TO BE TAXED AS A REIT, INCLUDING THE FEDERAL, STATE, LOCAL, FOREIGN, AND OTHER TAX CONSEQUENCES OF SUCH PURCHASE, OWNERSHIP, SALE, AND ELECTION, AND OF POTENTIAL CHANGES IN APPLICABLE TAX LAWS.

TAXATION OF THE COMPANY

     The Company has made an election to be taxed as a REIT under Sections 856 through 860 of the Code. The Company currently is qualified as a REIT and intends to continue to operate in such manner, but no assurance can be given that the Company will operate in a manner so as to remain qualified as a REIT.

     The sections of the Code relating to qualification and operation as a REIT are highly technical and complex. The following discussion sets forth the material aspects of the Code sections that govern the federal income tax treatment of a REIT and its stockholders. The discussion is qualified in its entirety by the applicable Code provisions, rules and regulations promulgated thereunder ("Treasury Regulations"), and administrative and judicial interpretations thereof, all of which are subject to change prospectively or retrospectively. Thompson Hine & Flory LLP has acted as counsel to the Company commencing February 1, 1998.

     The Company believes that it will continue to be qualified to be taxed as a REIT for its taxable year ended January 31, 1998, and that its organization and current and proposed method of operation will enable it to continue to qualify as a REIT for its taxable year ended January 31, 1999 and in the future. The Company has obtained an opinion of Thompson Hine & Flory LLP as to its REIT qualifications beginning with its fiscal year ended January 31, 1999. Investors should be aware, however, that opinions of counsel are not binding upon the Service or any court. It must be emphasized that the opinion of Thompson Hine & Flory LLP is based on various assumptions and is conditioned upon certain representations made by the Company as to factual matters, including representations regarding the nature of the Company's properties and the future conduct of its business. Such factual assumptions and representations are described below. Moreover, such continued qualification and taxation as a REIT depends upon the Company's ability to meet on a continuing basis, through actual annual operating results, distribution levels, and stock ownership, the various qualification tests imposed under the Code discussed below. Thompson Hine & Flory LLP will not review the Company's compliance with those tests on a continuing basis. Accordingly, no assurance can be given that the actual results of the Company's operation for any particular taxable year will satisfy such requirements. For a discussion of the tax consequences of failure to qualify as a REIT, see "-- Failure to Qualify."

     If the Company continues to qualify for taxation as a REIT, it generally will not be subject to federal corporate income taxes on its net income that is distributed currently to the stockholders. That treatment substantially eliminates the "double taxation" (i.e., taxation at both the corporate and stockholder levels) that generally results from investment in a corporation. However, the Company will be subject to federal income tax in the following circumstances. First, the Company will be taxed at regular corporate rates on any undistributed REIT taxable income, including undistributed net capital gains. Second, under certain circumstances, the Company may be subject to the "alternative minimum tax" under Section 55 of the Code. Third, if the Company has (i) net income from the sale or other disposition of "foreclosure property" that is held primarily for sale to customers in the ordinary course of business or (ii) other nonqualifying income from foreclosure property, it will be subject to tax at the highest corporate rate on such income. Fourth, if the Company has net income from prohibited transactions (which are, in general, certain sales or other dispositions of property (other than foreclosure property) held primarily for sale to customers in the ordinary course of business), such income will be subject to a 100% tax. Fifth, if the Company should fail to satisfy the 75% gross income test or the 95% gross income test (as discussed below), and has nonetheless maintained its qualification as a REIT because certain other requirements have been met, it will be subject to a 100% tax on the net income attributable to the greater of the amount by which the Company fails the 75% or 95% gross income tests. Sixth, if the Company should fail to distribute during each calendar year at least the sum of (i) 85% of its REIT ordinary income for such year, (ii) 95% of its REIT capital gain net income for such year, and (iii) any undistributed taxable income from prior periods, the Company would be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed. Seventh, if the Company acquires any asset from a C corporation (i.e. , a corporation generally subject to full corporate-level tax) in a transaction in which the basis of the asset in the Company's hands is determined by reference to the basis of the asset (or any other asset) in the hands of the C corporation and the Company recognizes gain on the disposition of such asset during the ten-year period beginning on the date on which such asset was acquired by the Company, then to the extent of such asset's built-in gain (i.e. , the excess of the fair market value of such asset at the time of acquisition by the Company over the adjusted basis in such asset at such time), such gain will be subject to tax at the highest regular corporate rate applicable (as provided in Treasury Regulations that have not yet been promulgated). The results described above with respect to the recognition of built-in gain assume that the Company would make an election pursuant to IRS Notice 88-19 if it were to make any such acquisition.

REQUIREMENTS FOR QUALIFICATION

     The Code defines a REIT as a corporation, trust or association (i) that is managed by one or more trustees or directors; (ii) the beneficial ownership of which is evidenced by transferable shares or by transferable certificates of beneficial interest; (iii) that would be taxable as a domestic corporation, but for Sections 856 through 860 of the Code; (iv) that is neither a financial institution nor an insurance company subject to certain provisions of the Code;
(v) the beneficial ownership of which is held by 100 or more persons; (vi) not more than 50% in value of the outstanding stock of which is owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of each taxable year ("5/50 Rule"); (vii) that makes an election to be a REIT (or has made such election for a previous taxable year) and satisfies all relevant filing and other administrative requirements established by the Service that must be met in order to elect and to maintain REIT status; (viii) that uses a calendar year for federal income tax purposes unless the REIT (such as the Company) uses a fiscal year and was in existence as a REIT for any taxable year beginning on or before October 4, 1976, and complies with the recordkeeping requirements of the Code and Treasury Regulations promulgated thereunder; and (ix) that meets certain other tests, described below, regarding the nature of its income and assets. The Code provides that conditions (i) to (iv), inclusive, must be met during the entire taxable year and that condition (v) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. Conditions (v) and
(vi) will not apply until after the first taxable year for which an election is made by the Company to be taxed as a REIT. The Company has issued and will issue sufficient Common Stock in sufficient diversity of ownership to allow it to satisfy requirements (v) and (vi). In addition, the Company's Declaration provides for restrictions regarding transfer of the Common Stock that are intended to assist the Company in continuing to satisfy the share ownership requirements described in (v) and (vi) above.

     For purposes of determining stock ownership under the 5/50 Rule, a (i) supplemental unemployment compensation benefits plan, a private foundation, or a portion of a trust permanently set aside or used exclusively for charitable purposes generally is considered an individual, and (ii) stock held by a trust that is a qualified trust under Section 401(a) of the Code is treated as held by the Company's beneficiaries in proportion to their actuarial interests in the pension trust for purposes of the 5/50 Rule.

     The Company owns a corporate subsidiary, RRF Sub Corp., which the Company believes to be a "qualified REIT subsidiary". (A qualified REIT subsidiary is any corporation wholly-owned by a REIT.) As such, RRF Sub Corp. is disregarded for federal income tax purposes and all assets, liabilities and items of income, deduction and credit of RRF Sub Corp. are treated as assets, liabilities and items of the Company itself.

     In the case of a REIT that is a partner in a partnership, Treasury Regulations provide that the REIT will be deemed to own its proportionate share of the assets of the partnership and will be deemed to be entitled to the gross income of the partnership attributable to such share. In addition, the character of the assets and gross income of the partnership will retain the same character in the hands of the REIT for purposes of Section 856 of the Code, including satisfying the gross income and asset tests, described below. Thus, the Company's proportionate share of the assets, liabilities and items of income of the Partnership (and any lower tier partnership) will be treated as assets and gross income of the Company for purposes of applying the requirements described herein.

INCOME TESTS

     In order for the Company to maintain its qualification as a REIT, there are two requirements relating to the Company's gross income that must be satisfied annually. First, at least 75% of the Company's gross income (excluding gross income from prohibited transactions) for each taxable year must consist of defined types of income derived directly or indirectly from investments relating to real property or mortgages on real property (including "rents from real property" and, in certain circumstances, interest) or temporary investment income. Second, at least 95% of the Company's gross income (excluding gross income from prohibited transactions) for each taxable year must be derived from such real property or temporary investments, and from dividends, other types of interest, and gain from the sale or disposition of Common Stock that do not constitute dealer property, or from any combination of the foregoing.

     Rents received by the Company will qualify as "rents from real property" in satisfying the gross income requirements for a REIT described above only if several conditions are met. First, the amount of rent must not be based in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term "rents from real property" solely by reason of being based on a fixed percentage or percentages of receipts of sales. Second, the Code provides that rents received from a tenant will not qualify as "rents from real property" in satisfying the gross income tests if the Company, or an owner of 10% or more of the Company, directly or constructively owns 10% or more of such tenant (a "Related Party Tenant") (including in such 10% calculation the attribution of certain interests held by family members, corporations (in which such owner owns more than 10% of the value of the outstanding shares) and a partnership in which such person owns 25% or more of the capital or profits, or held by certain partners of any such person). Third, if rent attributable to personal property, leased in connection with a lease of real property, is greater than 15% of the total rent received under the lease, then the portion of rent attributable to such personal property will not qualify as "rents from real property." Finally, for rents received to qualify as "rents from real property," the Company generally must not operate or manage the property or furnish or render more than a de minimis amount of services to the tenants of such property, other than through an "independent contractor" from whom the Company derives no revenue. The "independent contractor" requirement, however, does not apply to the extent the services provided by the Company are "usually or customarily rendered" in connection with the rental of space for occupancy only and are not otherwise considered "rendered to the occupant."

     Pursuant to the Percentage Leases, the Lessee leases from the Partnership and the Subsidiary Partnerships (as defined below) and RRF Sub Corp. the land, buildings, improvements, furnishings, and equipment comprising the Hotels for a ten-year period. The Percentage Leases provide that the Lessee is obligated to pay to the Partnership or RRF Sub Corp., as the case may be, (i) the greater of a fixed rent ("Base Rent") or a percentage rent ("Percentage Rent") (collectively, "Rents") and (ii) certain other amounts, including interest accrued on any late payments or charges ("Additional Charges"). The Percentage Rent is calculated by multiplying fixed percentages by the gross suite revenues and food and beverage rent revenues for each of the Hotels in excess of certain levels. The Base Rent accrues and is required to be paid monthly. Although Percentage Rent is due quarterly, the Lessee will not be in default for non-payment of Percentage Rent due in any calendar year if the Lessee pays, within 90 days of the end of the calendar year, the excess of Percentage Rent due and unpaid over the Base Rent with respect to such year. For purposes of this section, the term "Partnership" includes the Subsidiary Partnerships and RRF Sub Corp. when the context requires.

     In order for the Base Rent, the Percentage Rent, and the Additional Charges to constitute "rents from real property," the Percentage Leases must be respected as true leases for federal income tax purposes and not treated as service contracts, joint ventures or some other type of arrangement. The determination of whether the Percentage Leases are true leases depends on an analysis of all the surrounding facts and circumstances. In making such a determination, courts have considered a variety of factors, including the following: (i) the intent of the parties, (ii) the form of the agreement, (iii) the degree of control over the property that is retained by the property owner (e.g., whether the lessee has substantial control over the operation of the property or whether the lessee was required simply to use its best efforts to perform its obligations under the agreement), and (iv) the extent to which the property owner retains the risk of loss with respect to the property (e.g., whether the lessee bears the risk of increases in operating expenses or the risk of damage to the property).

     In addition, Section 7701(e) of the Code provides that a contract that purports to be a service contract (or a partnership agreement) is treated instead as a lease of property if the contract is properly treated as such, taking into account all relevant factors, including whether or not: (i) the service recipient is in physical possession of the property, (ii) the service recipient controls the property, (iii) the service recipient has a significant economic or possessory interest in the property (e.g., the property's use is likely to be dedicated to the service recipient for a substantial portion of the useful life of the property, the recipient shares the risk that the property will decline in value, the recipient shares in any appreciation in the value of the property, the recipient shares in savings in the property's operating costs, or the recipient bears the risk of damage to or loss of the property), (iv) the service provider does not bear any risk of substantially diminished receipts or substantially increased expenditures if there is nonperformance under the contract, (v) the service provider does not use the property concurrently to provide significant services to entities unrelated to the service recipient, and
(vi) the total contract price does not substantially exceed the rental value of the property for the contract period. Since the determination whether a service contract should be treated as a lease is inherently factual, the presence or absence of any single factor may not be dispositive in every case.

     The Company believes that the Percentage Leases will be treated as true leases for federal income tax purposes. Such belief is based, in part, on the following facts: (i) the Partnership and the Lessee intend for their relationship to be that of a lessor and lessee and such relationship will be documented by lease agreements, (ii) the Lessee has the right to exclusive possession and use and quiet enjoyment of the Hotels during the term of the Percentage Leases, (iii) the Lessee bears the cost of, and will be responsible for, day-to-day maintenance and repair of the Hotels, other than the cost of maintaining underground utilities and structural elements, and will dictate how the Hotels are operated, maintained and improved, (iv) the Lessee bears all of the costs and expenses of operating the Hotels (including the cost of any inventory and supplies used in their operation) during the term of the Percentage Leases (other than real and personal property taxes, and the cost of replacement or refurbishment of furniture, fixtures and equipment, to the extent such costs do not exceed the allowance for such costs provided by the Partnership under each Percentage Lease), (v) the Lessee benefits from any savings in the costs of operating the Hotels during the term of the Percentage Leases, (vi) in the event of damage or destruction to a Hotel, the Lessee will be at economic risk because it will be obligated either (A) to restore the property to its prior condition, in which event it will bear all costs of such restoration or
(B) purchase the Hotel for an amount generally equal to the Partnership's investment in the property, (vii) the Lessee will indemnify the Partnership against all liabilities imposed on the Partnership during the term of the Percentage Leases by reason of (A) injury to persons or damage to property occurring at the Hotels or (B) the Lessee's use, management, maintenance or repair of the Hotels, (viii) the Lessee is obligated to pay substantial fixed rent for the period of use of the Hotels, and (ix) the Lessee stands to incur substantial losses (or reap substantial gains) depending on how successfully it operates the Hotels.

     INVESTORS SHOULD BE AWARE THAT THERE ARE NO CONTROLLING TREASURY REGULATIONS, PUBLISHED RULINGS, OR JUDICIAL DECISIONS INVOLVING LEASES WITH TERMS SUBSTANTIALLY THE SAME AS THE PERCENTAGE LEASES THAT DISCUSS WHETHER SUCH LEASES CONSTITUTE TRUE LEASES FOR FEDERAL INCOME TAX PURPOSES. THEREFORE, THE RELATIONSHIP BETWEEN THE PARTNERSHIP AND THE LESSEE IS BASED UPON ALL OF THE FACTS AND CIRCUMSTANCES AND UPON RULINGS AND JUDICIAL DECISIONS INVOLVING SITUATIONS THAT ARE CONSIDERED TO BE ANALOGOUS. THERE CAN BE NO COMPLETE ASSURANCE THAT THE SERVICE WILL NOT ASSERT SUCCESSFULLY A CONTRARY POSITION. If the Percentage Leases are recharacterized as service contracts or partnership agreements, rather than true leases, part or all of the payments that the Partnership receives from the Lessee may not be considered rent or may not otherwise satisfy the various requirements for qualification as "rents from real property." In that case, the Company likely would not be able to satisfy either the 75% or 95% gross income tests and, as a result, would lose its REIT status.

     In order for the Rents to constitute "rents from real property," several other requirements also must be satisfied. One requirement is that the Rents attributable to personal property leased in connection with the lease of the real property comprising a Hotel must not be greater than 15% of the Rents received under the Percentage Lease. The Rents attributable to the personal property in a Hotel is the amount that bears the same ratio to total rent for the taxable year as the average of the adjusted bases of the personal property in the Hotel at the beginning and at the end of the taxable year bears to the average of the aggregate adjusted bases of both the real and personal property comprising the Hotel at the beginning and at the end of the such taxable year ("Adjusted Basis Ratio"). The initial adjusted basis of the personal property in each Hotel was less than 15% of the initial adjusted bases of both the real and personal property comprising such hotel. The basis of such personal property, to the extent it was included in the Hotels at the time of their purchase, was based on appraisals at the date of purchase. There can be no assurance, however, that the Service would not assert that the personal property originally acquired by the Partnership had a value in excess of the appraised value, or that a court would not uphold such assertion. If such a challenge were successfully asserted, the Company could fail the 15% Adjusted Basis Ratio as to one or more of the Percentage Leases, which in turn potentially could cause it to fail to satisfy the 95% or 75% gross income tests and thus lose its REIT status.

     Another requirement for qualification of the Rents as "rents from real property" is that the Percentage Rent must not be based in whole or in part on the income or profits of any person. The Percentage Rent, however, will qualify as "rents from real property" if it is based on percentages of receipts or sales and the percentages (i) are fixed at the time the Percentage Leases are entered into, (ii) are not renegotiated during the term of the Percentage Leases in a manner that has the effect of basing Percentage Rent on income or profits, and
(iii) conform with normal business practice. More generally, the Percentage Rent will not qualify as "rents from real property" if, considering the Percentage Leases and all the surrounding circumstances, the arrangement does not conform with normal business practice but is in reality used as a means of basing the Percentage Rent on income or profits. Since the Percentage Rent is based on fixed percentages of the gross revenues from the Hotels that are established in the Percentage Leases and the Company represented that the percentages (i) will not be renegotiated during the terms of the Percentage Leases in a manner that has the effect of basing the Percentage Rent on income or profits and (ii) conform with normal business practice, the Percentage Rent should not be considered based in whole or in part on the income or profits of any person. Furthermore, the Company represented that, with respect to other hotel properties that it acquires in the future, it will not charge rent for any property that is based in whole or in part on the income or profits of any person (except by reason of being based on a fixed percentage of gross revenues, as described above).

     A third requirement for qualification of the Rents as "rents from real property" is that the Company must not own, directly or constructively, 10% or more of the Lessee. The constructive ownership rules generally provide that, if 10% or more in value of the stock of the Company is owned, directly or indirectly, by or for any person, the Company is considered as owning the ownership interests in any lessee that are owned, directly or indirectly, by or for such person. The Company does not currently own, directly or constructively, any ownership interest in the Lessee. In addition, the Partnership Agreement provides that a converting Limited Partner will not be permitted to convert Units (unless the Company elects, in its sole discretion, to pay cash in lieu of Common Stock) to the extent that the acquisition of Common Stock by such partner would result in the Company being treated as owning, directly or constructively, 10% or more of the ownership interests of the Lessee or of the ownership interests in any sublessee. Thus, the Company should never own, directly or constructively, 10% or more of the Lessee or any sublessee. Furthermore, the Company represents that, with respect to other hotel properties that it acquires in the future, it will not rent any property to a Related Party Tenant. However, because the Code's constructive ownership rules for purposes of the Related Party Tenant rules are broad and it is not possible to monitor continually direct and indirect transfers of shares of Common Stock, no absolute assurance can be given that such transfers or other events of which the Company has no knowledge will not cause the Company to own constructively 10% or more of the Lessee at some future date.

     A fourth requirement for qualification of the Rents as "rents from real property" is that the Company cannot furnish or render (i) impermissible services to the Lessee or the tenants of the Hotels, or manage or operate the Hotels, other than through an independent contractor from whom the Company itself does not derive or receive any income, or (ii) unpermitted services to the Lessee, except in either case to a de minimis extent. Provided that the Percentage Leases are respected as true leases, the Company should satisfy this requirement because the Partnership is not performing any services other than customary ones for the Lessee. Furthermore, the Company represents that, with respect to other hotel properties that it acquires in the future, it will not perform noncustomary services with respect to the tenant of the property. As described above, however, if the Percentage Leases are recharacterized as service contracts or partnership agreements, the Rents likely would be disqualified as "rents from real property" because the Company would be considered to furnish or render services to the occupants of the Hotels and to manage or operate the Hotels other than through an independent contractor who is adequately compensated and from whom the Company derives or receives no income.

     If the Rents do not qualify as "rents from real property" because the rents attributable to personal property exceed 15% of the total Rents for a taxable year, the portion of the Rents that is attributable to personal property will not be qualifying income for purposes of either the 75% or 95% gross income tests. Thus, if the Rents attributable to personal property, plus any other nonqualifying income, during a taxable year exceeds 5% of the Company's gross income during the year, the Company would lose its REIT status. If, however, the Rents do not qualify as "rents from real property" because either (i) the Percentage Rent is considered based on income or profits of the Lessee, (ii) the Company owns, directly or constructively, 10% or more of the Lessee, or (iii) the Company furnishes noncustomary services to the Lessee (other than through a qualified independent contractor) or manages or operates the Hotels, none of the Rents would qualify as "rents from real property." In that case, the Company likely would lose its REIT status because it would be unable to satisfy either the 75% or 95% gross income tests.

     In addition to the Rents, the Lessee is required to pay to the Partnership the Additional Charges. To the extent that the Additional Charges represent either (i) reimbursements of amounts that the Lessee is obligated to pay to third parties or (ii) penalties for nonpayment or late payment of such amounts, the Additional Charges should qualify as "rents from real property." To the extent, however, that the Additional Charges represent interest that is accrued on the late payment of the Rents or the Additional Charges, the Additional Charges should not qualify as "rents from real property," but instead should be treated as interest that qualifies for the 95% gross income test.

     The Company believes that the Rents and the Additional Charges will qualify as "rents from real property" for purposes of the 75% and 95% gross income tests, except to the extent that the Additional Charges represent interest that is accrued on the late payment of the Rents or the Additional Charges (which will be qualifying gross income for the 95% test but not the 75% test). However, there can be no complete assurance that the Service will not assert successfully a contrary position and, therefore, prevent the Company from qualifying as a REIT.

     The term "interest," as defined for purposes of the 75% gross income test, generally does not include any amount received or accrued (directly or indirectly) if the determination of such amount depends in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term "interest" solely by reason of being based on a fixed percentage or percentages of receipts or sales. Furthermore, to the extent that interest from a loan that is based on the residual cash proceeds from sale of the property securing the loan constitutes a "shared appreciation provision" (as defined in the Code), income attributable to such participation feature will be treated as gain from the sale of the secured property.

     The net income from any prohibited transaction entered into by the Company is subject to a 100% tax. The term "prohibited transaction" generally includes a sale or other disposition of property (other than foreclosure property) that is held primarily for sale to customers in the ordinary course of a trade or business. All inventory required in the operation of the Hotels will be purchased by the Lessee or its designee as required by the terms of the Percentage Leases. Accordingly, the Company and the Partnership believe that no asset owned by the Company or the Partnership is held for sale to customers and that a sale of any such asset will not be in the ordinary course of business of the Company or the Partnership. Whether property is held "primarily for sale to customers in the ordinary course of a trade or business" depends, however, on the facts and circumstances in effect from time to time, including those related to the particular property. Nevertheless, the Company and the Partnership will attempt to comply with the terms of safe-harbor provisions in the Code prescribing when asset sales will not be characterized as prohibited transactions. Complete assurance cannot be given, however, that the Company or the Partnership can comply with the safe-harbor provisions of the Code or avoid owning property that may be characterized as property held "primarily for sale to customers in the ordinary course of a trade or business."

     The Company will be subject to tax at the maximum corporate rate on any income from foreclosure property (other than income that would be qualified income under the 75% gross income test), less expenses directly connected with the production of such income. However, gross income from such foreclosure property will qualify under the 75% and 95% gross income tests. "Foreclosure property" is defined as any real property (including interests in real property) and any personal property incident to such real property (i) that is acquired by a REIT as the result of such REIT having bid on such property at foreclosure, or having otherwise reduced such property to ownership or possession by agreement or process of law, after there was a default (or default was imminent) on a lease of such property or on an indebtedness that such property secured and (ii) for which such REIT makes a proper election to treat such property as foreclosure property. However, a REIT will not be considered to have foreclosed on a property where such REIT takes control of the property as a mortgagee-in-possession and cannot receive any profit or sustain any loss except as a creditor of the mortgagor. Under the Code, property generally ceases to be foreclosure property as of the close of the third taxable year following the taxable year in which the REIT acquired such property (or longer if an extension is granted by the Secretary of the Treasury). The foregoing grace period is terminated and foreclosure property ceases to be foreclosure property on the first day (i) on which a lease is entered into with respect to such property that, by its terms, will give rise to income that does not qualify under the 75% gross income test or any amount is received or accrued, directly or indirectly, pursuant to a lease entered into on or after such day that will give rise to income that does not qualify under the 75% gross income test, (ii) on which any construction takes place on such property (other than completion of a building, or any other improvement, where more than 10% of the construction of such building or other improvement was completed before default became imminent) or
(iii) which is more than 90 days after the day on which such property was acquired by the REIT and the property is used in a trade or business that is conducted by the REIT (other than through an independent contractor from whom the REIT itself does not derive or receive any income). As a result of the rules with respect to foreclosure property, if the Lessee defaults on its obligations under a Percentage Lease for a Hotel, the Company terminates the Lessee's leasehold interest, and the Company is unable to find a replacement Lessee for such Hotel within 90 days of such foreclosure, gross income from hotel operations conducted by the Company from such Hotel would cease to qualify for the 75% and 95% gross income tests. In such event, the Company likely would be unable to satisfy the 75% and 95% gross income tests and, thus, would fail to qualify as a REIT.

     It is possible that, from time to time, the Company or the Partnership will enter into hedging transactions with respect to one or more of its assets or liabilities. Any such hedging transactions could take a variety of forms, including interest rate swap contracts, interest rate cap or floor contracts, futures or forward contracts and options. To the extent that the Company or the Partnership enters into an interest rate swap or cap contract to hedge any interest rate risk with respect to indebtedness incurred to acquire or carry real estate assets, any periodic income or gain from the disposition of such contract should be qualifying income for purposes of the 95% gross income test. To the extent that the Company or the Partnership hedges with other types of financial instruments or in other situations, it may not be entirely clear how the income from those transactions will be treated for purposes of the various income tests that apply to REITs under the Code. The Company intends to structure any hedging transactions in a manner that does not jeopardize its status as REIT.

     If the Company fails to satisfy one or both of the 75% or 95% gross income tests for any taxable year, it may nevertheless qualify as a REIT for such year if it is entitled to relief under certain provisions of the Code. Those relief provisions will be generally available if the Company's failure to meet such tests is due to reasonable cause and not due to willful neglect, the Company attaches a schedule of the sources of its income to its return, and any incorrect information on the schedule was not due to fraud with intent to evade tax. It is not possible, however, to state whether in all circumstances the Company would be entitled to the benefit of those relief provisions. As discussed above in "-- Taxation of the Company," even if those relief provisions apply, a tax would be imposed with respect to the net income attributable to the excess of 75% or 95% of the Company's gross income over its qualifying income in the relevant category, whichever is greater.

ASSET TESTS

     The Company, at the close of each quarter of its tax year, also must satisfy two tests relating to the nature of its assets. First, at least 75% of the value of the Company's total assets must be represented by cash or cash items (including certain receivables), government securities, "real estate assets" and, in cases where the Company raises new capital through stock or long-term (at least five-year) debt offerings, temporary investments in stock or debt instruments during the one-year period following the Company's receipt of such capital. The term "real estate assets" includes interests in real property, interests in mortgages on real property to the extent the mortgage balance does not exceed the value of the associated real property, and shares of other REITs. For purposes of the 75% asset requirement, the term "interest in real property" includes an interest in land and improvements thereon, such as buildings or other inherently permanent structures (including items that are structural components of such buildings or structures), a leasehold in real property and an option to acquire real property (or a leasehold in real property). Second, of the investments not included in the 75% asset class, the value of any one issuer's securities owned by the Company may not exceed 5% of the value of the Company's total assets, and the Company may not own more than 10% of any one issuer's outstanding voting securities (except for its ownership interest in the Partnership and Subsidiary Partnership or the stock of a subsidiary with respect to which it has held 100% of the stock at all times during the subsidiary's existence).

     For purposes of the asset requirements, the Company will be deemed to own its proportionate share of the assets of the Partnership (and any Subsidiary Partnership), rather than its general partnership interest in the Partnership. The Company represents that, at all relevant times, (i) at least 75% of the value of its total assets will be represented by real estate assets, cash and cash items (including receivables), and government securities and (ii) it will not own any securities that do not satisfy the 75% asset requirement (except for the stock of subsidiaries with respect to which it has held 100% of the stock at all times during the subsidiary's existence). In addition, the Company represents that it will not acquire or dispose, or cause the Partnership to acquire or dispose, of assets in a way that would cause it to violate either asset requirement. The Company believes that it satisfies both asset requirements for REIT status.

     If the Company should fail inadvertently to satisfy the asset requirements at the end of a calendar quarter, such a failure would not cause it to lose its REIT status if (i) it satisfied all of the asset tests at the close of the preceding calendar quarter and (ii) the discrepancy between the value of the Company's assets and the standards imposed by the asset requirements either did not exist immediately after the acquisition of any particular asset or was not wholly or partly caused by such an acquisition (i.e., the discrepancy arose from changes in the market values of its assets). If the condition described in clause (ii) of the preceding sentence were not satisfied, the Company still could avoid disqualification by eliminating any discrepancy within 30 days after the close of the calendar quarter in which it arose.

DISTRIBUTION REQUIREMENTS

     The Company, in order to qualify as a REIT, is required to distribute dividends (other than capital gain dividends) to its stockholders in an amount at least equal to (i) the sum of (A) 95% of its "REIT taxable income" (computed without regard to the dividends paid deduction and its net capital gain) and (B) 95% of the net income (after tax), if any, from foreclosure property, minus (ii) the sum of certain items of noncash income. Such dividends must be paid in the tax year to which they relate, or in the following tax year if declared before the Company timely files its tax return for such year and if paid on or before the first regular dividend payment after such declaration. To the extent that the Company does not distribute all of its net capital gain or distributes at least 95%, but less than 100%, of its "REIT taxable income," as adjusted, it will be subject to tax thereon at regular ordinary and capital gains corporate tax rates (in the case of capital gains taxes paid by the Company, each shareholder shall be entitled to claim a tax credit based on the amount of such taxes. See "Taxation of Taxable Domestic Stockholders"). Furthermore, if the Company should fail to distribute during each calendar year at least the sum of
(i) 85% of its REIT ordinary income for such year, (ii) 95% of its REIT capital gain income for such year, and (iii) any undistributed taxable income from prior periods, the Company would be subject to a 4% nondeductible excise tax on the excess of such required distribution over the amounts actually distributed. The Company has made, and intends to continue to make, timely distributions sufficient to satisfy all annual distribution requirements.

     It is possible that, from time to time, the Company may experience timing differences between (i) the actual receipt of income and actual payment of deductible expenses and (ii) the inclusion of that income and deduction of such expenses in arriving at its REIT taxable income. For example, under the Percentage Leases, the Lessee may defer payment of the excess of the Percentage Rent over the Base Rent for a period of up to 90 days after the end of the calendar year in which such payment was due. In that case, the Partnership still would be required to recognize as income the excess of the Percentage Rent over the Base Rent in the calendar quarter to which it relates. Further, it is possible that, from time to time, the Company may be allocated a share of net capital gain attributable to the sale of depreciated property which exceeds its allocable share of cash attributable to that sale. Therefore, the Company may have less cash available for distribution than is necessary to meet its annual distribution requirements to avoid corporate income tax or the excise tax imposed on certain undistributed income. In such a situation, the Company may find it necessary to arrange for short-term (or possibly long-term) borrowings or to raise funds through the issuance of additional shares of common or preferred stock.

     Under certain circumstances, the Company may be able to rectify a failure to meet the distribution requirements for a year by paying "deficiency dividends" to its stockholders in a later year, which may be included in the Company's deduction for dividends paid for the earlier year. Although the Company may be able to avoid being taxed on amounts distributed as deficiency dividends, it will be required to pay to the Service interest based upon the amount of any deduction taken for deficiency dividends.

RECORDKEEPING REQUIREMENT

     Pursuant to applicable Treasury Regulations, in order to elect to be taxed as a REIT, the Company must maintain certain records and request on an annual basis certain information from its stockholders designed to disclose the actual ownership of its outstanding stock. The Company intends to comply with such requirements.

PARTNERSHIP ANTI-ABUSE RULE

     The Treasury Department has issued a final regulation ("Anti-Abuse Rule"), under the partnership provisions of the Code ("Partnership Provisions"), that would authorize the Service, in certain abusive transactions involving partnerships, to disregard the form of the transaction and recast it for federal tax purposes as the Service deems appropriate. The Anti-Abuse Rule would apply where a partnership is formed or availed of in connection with a transaction (or series of related transactions), a principal purpose of which is to reduce substantially the present value of the partners' aggregate federal tax liability in a manner inconsistent with the intent of the Partnership Provisions. The Anti-Abuse Rule states that the Partnership Provisions are intended to permit taxpayers to conduct joint business (including investment) activities through a flexible economic arrangement that accurately reflects the partners' economic agreement and clearly reflects the partners' income without incurring an entity-level tax. The purposes for structuring a transaction involving a partnership are determined based on all of the facts and circumstances, including a comparison of the purported business purpose for a transaction and the claimed tax benefits resulting from the transaction. A reduction in the present value of the partners' aggregate federal tax liability through the use of a partnership does not, by itself, establish inconsistency with the intent of the Partnership Provisions. The Anti-Abuse Rule is generally effective for all transactions relating to a partnership occurring on and after May 12, 1994.

     The Anti-Abuse Rule contains an example in which a corporation that elects to be treated as a REIT contributes substantially all of the proceeds from a public offering to a partnership in exchange for a general partner interest. The limited partners of the partnership contribute real property assets to the partnership, subject to liabilities that exceed their respective aggregate bases in such property. In addition, some of the limited partners have the right, beginning two years after the formation of the partnership, to require the redemption of their limited partnership interests in exchange for cash or REIT stock (at the REIT's option) equal to the fair market value of their respective interests in the partnership at the time of the redemption. The example concludes that the use of the partnership is not inconsistent with the intent of the Partnership Provisions and, thus, cannot be recast by the Service. The Company believes that the Anti-Abuse Rule will not have any adverse impact on its ability to qualify as a REIT. However, because the Anti-Abuse Rule is extraordinarily broad in scope and is applied based on an analysis of all of the facts and circumstances, there can be no assurance that the Service will not attempt to apply the Anti-Abuse Rule to the Company. If the conditions of the Anti-Abuse Rule are met, the Service is authorized to take appropriate enforcement action, including disregarding the Partnership for federal tax purposes or treating one or more of its partners as nonpartners. Any such action potentially could jeopardize the Company's status as a REIT.

FAILURE TO QUALIFY

     If the Company fails to qualify for taxation as REIT in any taxable year, and the relief provisions do not apply, the Company would be subject to tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates. Dividends to the stockholders in any year in which the Company fails to qualify would not be deductible by the Company, nor would they be required to be made. In such event, to the extent of current and accumulated earnings and profits, all dividends to stockholders would be taxable as ordinary income and, subject to certain limitations of the Code, corporate distributees may be eligible for the dividends received deduction. Unless entitled to relief under specific statutory provisions, the Company also would be disqualified from taxation as a REIT for the four taxable years following the year during which the Company ceased to qualify as a REIT. It is not possible to state whether in all circumstances the Company would be entitled to such statutory relief. In addition, President Clinton's 1999 Federal Budget Proposal contains a provision which, if enacted in its present form, would result in the immediate taxation of all gain inherent in a C corporation's assets upon an election by the corporation to become a REIT in taxable years beginning after January 1, 1999, and thus could effectively preclude the Company from re-electing to be taxed as a REIT following a loss of REIT status.

TAXATION OF TAXABLE DOMESTIC STOCKHOLDERS

     Provided the Company qualifies as a REIT, distributions made to the Company's taxable U.S. stockholders out of current or accumulated earnings and profits (and not designated as capital gain dividends) will be taken into account by such U.S. stockholders as ordinary income and will not be eligible for the dividends received deduction for corporations. Each year the Company will designate a certain amount of income as capital gains. Such amount will be taxed as long-term capital gains (to the extent they do not exceed the Company's actual net capital gain for the taxable year) without regard to the period for which the stockholder has held its Common Stock and will be subject to a credit if it is not currently distributed to such stockholder. Corporate stockholders, however, may be required to treat up to 20% of certain capital gain dividends as ordinary income. Distributions in excess of current and accumulated earnings and profits will not be taxable to a stockholder to the extent that they do not exceed the adjusted basis of the stockholder's stock, but rather such distributions will reduce the adjusted basis of such stock. To the extent that distributions in excess of current and accumulated earnings and profits exceed the adjusted basis of a stockholder's stock, they will be included in income as long-term capital gain (or short-term capital gain if the shares have been held for one year or less or mid-term capital gain if the shares of

Common Stock have been held for more than one year but less than 18 months). Any dividend distribution declared by the Company in October, November, or December of any year payable to a stockholder of record on a specified date in any such month shall be treated as both paid by the Company and received by the stockholder on December 31 of such year, provided that the dividend distribution is actually paid by the Company during January of the following calendar year. Stockholders may not include in their individual income tax returns any net operating losses or capital losses of the Company.

     The Company is permitted under the Code to elect to retain and pay income tax on its net capital gain for any taxable year. Under the Taxpayer Relief Act of 1997 (the "1997 Act"), however, if the Company so elects, a stockholder must include in income such stockholder's proportionate share of the Company's undistributed capital gain for the taxable year, and will be deemed to have paid such stockholder's proportionate share of the income tax paid by the Company with respect to such undistributed capital gain. Such tax would be credited against the stockholder's tax liability and subject to normal refund procedures. In addition, each stockholder's basis in its shares of Common Stock would be increased by the amount of undistributed capital gain (less the tax paid by the Company) included in the stockholder's income.

     The 1997 Act also alters the taxation of capital gain income for individuals (and for certain trusts and estates). Gain from the sale or exchange of certain investments held for more than 18 months will be taxed at a maximum capital gain rate of 20%. Gain from the sale or exchange of such investments held for 18 months or less, but for more than one-year, will be taxed at a maximum capital gain rate of 28%. The 1997 Act also provides a maximum rate of 25% for "unrecaptured section 1250 gain" recognized on the sale or exchange of certain real estate assets, introduces special rules for "qualified 5-year gain," and makes certain other changes to prior law. On November 10, 1997, the Service issued Notice 97-64, which provides generally that the Company may classify portions of its designated capital gain dividend as (i) a 20% rate gain distribution (which would be taxed as capital gain in the 20% group), (ii) an unrecaptured Section 1250 gain distribution (which would be taxed as capital gain in the 25% group), or (iii) a 28% rate gain distribution (which would be taxed as capital gain in the 28% group). If no designation is made, the entire designated capital gain dividend will be treated as a 28% rate capital gain distribution. Notice 97-64 provides that a REIT must determine the maximum amounts that it may designate as 20% and 25% rate capital gain dividends by performing the computation required by the Code as if the REIT were an individual whose ordinary income was subject to a marginal tax rate of at least 28%.

     In general, any loss upon a sale or exchange of Common Shares by a stockholder who has held such Common Shares for six months or less (after applying certain holding period rules) will be treated as a long-term capital loss to the extent of distributions from the Company required to be treated by that stockholder as long-term capital gain.

BACKUP WITHHOLDING

     The Company will report to its U.S. stockholders and the Service the amount of distributions paid during each calendar year, and the amount of tax withheld, if any. Under the backup withholding rules, a stockholder may be subject to backup withholding at the rate of 31% with respect to distributions paid unless the holder (a) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact, or (b) provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. A stockholder that does not provide the Company with its correct taxpayer identification number may also be subject to penalties imposed by the Service. Any amount paid as backup withholding will be creditable against the stockholder's income tax liability.

OTHER TAX CONSEQUENCES

     The 1997 Act modifies many of the provisions relating to the requirements for qualification as, and the taxation of, a REIT. Among other things, the 1997 Act (i) replaces the rule that disqualifies a REIT for any year in which the REIT fails to comply with Treasury Department regulations that are intended to enable a REIT to ascertain its ownership, with an intermediate penalty for failing to do so; (ii) permits a REIT to render a de minimis amount of impermissible services to tenants, or in connection with the management or operation of property, and still treat amounts received with respect to that property as rents from real property; (iii) permits a REIT to elect to retain and pay income tax on net long-term capital gains; (iv) repeals a rule that required that less than 30% of a REIT's gross income be derived from gain from the sale or other disposition of stock or securities held for less than one year, certain real property held for less than four years, and property that is sold or disposed of in a prohibited transaction; (v) lengthens the original grace period for foreclosure property from two years after the REIT acquired the property to a period ending on the last day of the third full taxable year following the tax year in which the property was acquired; (vi) treats income from all hedges that reduce the interest rate risk of REIT liabilities, not just interest rate swaps and caps, as qualifying income under the 95% gross income test; and (vii) permits any corporation wholly-owned by a REIT to be treated as a qualified subsidiary, regardless of whether the corporation has always been owned by a REIT. The changes are effective for taxable years beginning after August 5, 1997. Thus, these changes will apply to the operation of the Company.

     The Clinton Administration proposals would also eliminate the ability of an existing C corporation which elects REIT status to defer recognition of built-in gain on assets until such assets are disposed of during a 10 year period (under current law, thereafter no gain is recognized). The proposal would limit the availability of that built-in gain deferral provision to small C corporations (i.e., corporations the value of whose stock is $5,000,000 or less). This proposal, if enacted, could adversely affect the ability of the Company to acquire substantially all of the assets of existing C corporations and thus potentially limit the Company's growth. No prediction can be made as to the likelihood of passage into law of the administration's REIT proposals or as to the effective date of any changes.

     Prospective holders should recognize that the present federal income tax treatment of the Company may be modified by future legislative, judicial or administrative actions or decisions at any time, which may be retroactive in effect, and, as a result, any such action or decision may affect investments and commitments previously made. The rules dealing with federal income taxation are constantly under review by persons involved in the legislative process and by the Service and the Treasury Department, resulting in statutory changes as well as promulgation of new, or revisions to existing, regulations and revised interpretations of established concepts. No prediction can be made as to the likelihood of passage of any new tax legislation or other provisions either directly or indirectly affecting the Company or its stockholders. Revisions in federal income tax laws and interpretations thereof could adversely affect the tax consequences of an investment in the Common Stock.

     The Company and its stockholders may be subject to state or local taxation in various state or local jurisdictions, including those in which it or they transact business or reside. The state and local tax treatment of the Company and its stockholders may not conform to the federal income tax consequences discussed above. Consequently, prospective stockholders should consult their own tax advisors regarding the effect of state and local laws on an investment in the Company.

     CONSEQUENTLY, PROSPECTIVE HOLDERS OF COMMON STOCK SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE EFFECT OF STATE AND LOCAL TAX LAWS ON AN INVESTMENT IN THE COMPANY.

                         TAX ASPECTS OF THE PARTNERSHIP

     The following discussion summarizes certain federal income tax considerations applicable to the Company's investment in the Partnership. The partnerships in which the Partnership has made an investment are collectively referred to herein as the "Subsidiary Partnerships." The discussion does not cover state or local tax laws or any federal tax laws other than income tax laws.

CLASSIFICATION AS A PARTNERSHIP

     The Company is entitled to include in its income its distributive share of the Partnership's income (including the Partnership's distributive share of income of a Subsidiary Partnership) and to deduct its distributive share of the Partnership's losses (including the Partnership's distributive share of losses of a Subsidiary Partnership) only if the Partnership (and each Subsidiary Partnership) is classified for federal income tax purposes as a partnership rather than as an association taxable as a corporation. An organization formed as a partnership will be treated as a partnership if it (i) is organized under state law as a partnership and (ii) is not a "publicly traded" partnership. The Partnership is organized under Delaware limited partnership law. A publicly traded partnership is a partnership whose interests are traded on an established securities market or are readily tradable on a secondary market (or the substantial equivalent thereof). A publicly traded partnership will not, however, be treated as a corporation for any taxable year if 90% or more of the partnership's gross income for such year consists of certain passive-type income, including real property rents, gains from the sale or other disposition of real property, interest, and dividends. Whether, for any particular period, the Partnership or a Subsidiary Partnership will satisfy this passive income exception will depend upon the fact and circumstance applicable to the Partnership or the Subsidiary Partnership for such period.

     The Service has issued Notice 88-75, providing limited safe harbors from the definition of a publicly traded partnership in advance of the issuance of Treasury Regulations. Pursuant to one of those safe harbors (the "Private Placement Exclusion"), interests in a partnership will not be treated as readily tradeable on a secondary market or the substantial equivalent thereof if (i) all of the partnership interests are issued in a transaction that is not registered under the Securities Act of 1933, as amended, and (ii) the partnership does not have more than 500 partners (taking into account as a partner each person who indirectly owns an interest in the partnership through a partnership, grantor trust, or S corporation). The Partnership and each Subsidiary Partnership satisfies the Private Placement Exclusion.

     The Treasury Department recently issued regulations ("PTP Regulations") that limit the Private Placement Exclusion to partnerships that have no more than 100 partners at any time during the taxable year. The Partnership and the Subsidiary Partnerships do not have more than 100 partners (taking into account indirect ownership of such partnerships through partnerships, grantor trusts, and S corporations). Thus, the Partnership and each Subsidiary Partnership should satisfy the Private Placement Exclusion, as modified by the PTP Regulations. If, however, the Partnership or any Subsidiary Partnership were treated as publicly traded and the 90% passive income exception did not apply, the Company would not be able to satisfy the income and assets requirements for REIT status.

     The Company believes that the Partnership and each Subsidiary Partnership is properly treated as a partnership for federal income tax purposes and is not an association taxable as a corporation. The Partnership has not requested, and does not intend to request, a ruling from the Service that it or any of the Subsidiary Partnership will be classified as a partnership for federal income tax purposes.

EFFECT OF FAILURE TO QUALIFY AS A PARTNERSHIP

     If for any reason the Partnership or a Subsidiary Partnership were taxable as a corporation, rather than as a partnership, for federal income tax purposes, the Company would not be able to satisfy the income and asset requirements for REIT status. See "FEDERAL INCOME TAX CONSIDERATIONS -- Income Tests" and "FEDERAL INCOME TAX CONSIDERATIONS -- Asset Tests." In addition, any change in the Partnership's or a Subsidiary Partnership's status for tax purposes might be treated as a taxable event, in which case the Company might incur a tax liability without any related cash distribution. See "FEDERAL INCOME TAX CONSIDERATIONS -- Distribution Requirements." Further, items of income and deduction of the Partnership and the Subsidiary Partnership would not pass through to its partners, and its partners would be treated as stockholders for tax purposes. Consequently, the Partnership or a Subsidiary Partnership would be required to pay income tax at corporate tax rates on its net income, and distributions to its partners would constitute distributions that would not be deductible in computing the Partnership's or a Subsidiary Partnership's taxable income.

INCOME TAXATION OF THE PARTNERSHIP, THE SUBSIDIARY PARTNERSHIPS AND THEIR
PARTNERS

     Partners, Not the Partnership, Subject to Tax. A partnership is not a taxable entity for federal income tax purposes. Rather, the Company is required to take into account its allocable share of the Partnership's income, gains, losses, deductions, and credits for any taxable year of the Partnership ending within or with the taxable year of the Company, without regard to whether the Company has received or will receive any distribution of the Partnership. Such items will include the Partnership's available share of income, gain, loss, deductions and credits of the Subsidiary Partnerships.

     Partnership Allocations. Although a partnership agreement generally will determine the allocation of income and losses among partners, such allocations will be disregarded for tax purposes under Section 704(b) of the Code if they do not comply with the provisions of Section 704(b) of the Code and the Treasury Regulations promulgated thereunder. If an allocation is not recognized for federal income tax purposes, the item subject to the allocation will be reallocated in accordance with the partners' interests in the partnership, which will be determined by taking into account all of the facts and circumstances relating to the economic arrangement of the partners with respect to such item. The Partnership's allocations of taxable income and loss of the Partnership and the Subsidiary Partnerships are intended to comply with the requirements of
Section 704(b) of the Code and the Treasury Regulations promulgated thereunder.

     Tax Allocations With Respect to Contributed Properties.  Pursuant to
Section 704(c) of the Code, income, gain, loss and deduction attributable to appreciated or depreciated property that is contributed to a partnership in exchange for an interest in the partnership must be allocated for federal income tax purposes in a manner such that the contributor is charged with, or benefits from the unrealized gain or unrealized loss associated with the property at the time of the contribution. The amount of such unrealized gain or unrealized loss is generally equal to the difference between the fair market value of the contributed property at the time of contribution and the adjusted tax basis of such property at the time of contribution. The Treasury Department recently issued regulations requiring partnerships to use a "reasonable method" for allocating items affected by Section 704(c) of the Code and outlining certain two reasonable allocation methods.

     The Partnership intends to use the "traditional method" of allocation under
Section 704(c) of the Code. The traditional method is the least favorable method from the Company's perspective because of certain technical limitations. Under the traditional method, depreciation with respect to a contributed property for which there is a Book-Tax Difference first will be allocated to the Company and other partners who did not have an interest in such property until they have been allocated an amount of depreciation equal to what they would have been allocated if the Partnership had purchased such property for its fair market value at the time of contribution. In addition, if such a property is sold, gain equal to the Book-Tax Difference at the time of sale will be specially allocated to the partner who contributed the property. These allocations will tend to eliminate the Book-Tax Differences with respect to the contributed Hotels over the life of the Partnership. However, they may not always entirely eliminate the Book-Tax Difference on an annual basis or with respect to a specific taxable transaction such as a sale. This could cause the Company (i) to be allocated lower amounts of depreciation deductions for tax purposes than would be allocated to the Company if each of the Hotels were to have a tax basis equal to its fair market value at the time of contribution and (ii) to be allocated lower amounts of taxable loss in the event of a sale of such contributed interests in the Hotels at a book loss than the economic or book loss allocated to the Company as a result of such sale, with a corresponding benefit to the other partners in the Partnership. These allocations might adversely affect the Company's ability to comply with REIT distribution requirements, although the Company does not anticipate that this will occur. These allocations may also affect the earnings and profits of the Company for purposes of determining the portion of distributions taxable as dividend income. See "FEDERAL INCOME TAX CONSIDERATIONS -- Taxation of Taxable Domestic Stockholders". The application of these rules over time may result in a higher portion of distributions being taxed as dividends than would have occurred had the Company purchased its interests in the Hotels at their agreed values.

     Under the Partnership Agreement, depreciation or amortization deductions of the Partnership generally will be allocated among the partners in accordance with their respective interests in the Partnership, except to the extent that
Section 704(c) of the Code requires that the Company receive a disproportionately large share of such deductions. In addition, gain on sale of a Hotel will be specially allocated to the Limited Partners to the extent of any built-in gain with respect to such Hotel for federal income tax purposes. The application of Section 704(c) of the Code to the Partnership is not entirely clear, however, and may be affected by Treasury Regulations promulgated in the future. Similar provisions are included in the partnership agreements of the Subsidiary Partnerships.

     Basis in Partnership Interest. The Company's adjusted tax basis in its partnership interest in the Partnership generally (i) equals the amount of cash and the basis of any other property contributed to the Partnership by the Company, (ii) is increased by (A) its allocable share of the Partnership's income and (B) its allocable share of indebtedness of the Partnership and (iii) is reduced, but not below zero, by the Company's allocable share of (A) the Partnership's loss and (B) the amount of cash distributed to the Company and by constructive distributions resulting from a reduction in the Company's share of indebtedness of the Partnership. Similar rules apply to the Partnership's tax basis in the Subsidiary Partnerships.

     If the allocation of the Company's distributive share of the Partnership's loss would reduce the adjusted tax basis of the Company's partnership interest in the Partnership below zero, the recognition of such loss will be deferred until such time as the recognition of such loss would not reduce the Company's adjusted tax basis below zero. To the extent that the Partnership's distributions, or any decrease in the Company's share of the indebtedness of the Partnership (such decrease being considered a constructive cash distribution to the partners), would reduce the Company's adjusted tax basis below zero, such distributions (including such constructive distributions) constitute taxable income to the Company. Such distributions and constructive distributions normally will be characterized as capital gain, and, if the Company's partnership interest in the Partnership has been held for longer than the long-term capital gain holding periods, the distributions and constructive distributions will be subject to favorable capital gains tax rates. See "FEDERAL INCOME TAX CONSIDERATIONS -- Taxation of Taxable Domestic Stockholders".

     Depreciation Deductions Available to the Partnership. Immediately after the acquisition of the Initial Hotels, the Company made a cash contribution to the Partnership in exchange for a general partner interest in the Partnership. The Partnership's initial basis in the Initial Hotels for federal income tax purposes generally is a carryover of the basis of the previous ownership entities in the Initial Hotels on the date of such merger. Although the law is not entirely clear, the Partnership has depreciated such depreciable hotel property for federal income tax purposes under the same methods used by the transferors. The Partnership's tax depreciation deductions will be allocated among the partners in accordance with their respective interests in the Partnership, except to the extent that Section 704(c) of the Code requires that the Company receive a disproportionately large share of such deductions. The Partnership plans to depreciate, for federal income tax purposes, any depreciable hotel property which it may acquire for cash in the future under either the modified accelerated cost recovery system of depreciation ("MACRS") or the alternative depreciation system of depreciation ("ADS"). The Partnership plans to use MACRS for subsequently acquired furnishings and equipment. Under MACRS, the Partnership generally will depreciate such furnishings and equipment over a seven-year recovery period using a 200% declining balance method and a half-year convention. If, however, the Partnership places more than 40% of its furnishings and equipment in service during the last three months of a taxable year, a mid-quarter depreciation convention must be used for the furnishings and equipment placed in service during that year. The Partnership plans to use ADS for the depreciation of subsequently acquired buildings and improvements. Under ADS, the Partnership generally will depreciate such buildings and improvements over a 40-year recovery period using a straight line method and a mid-month convention.

     To the extent that the Partnership acquires additional hotels in exchange for Partnership Units, the Partnership's initial basis in each such hotel, for federal income tax purposes, should be the same as the transferor's basis in that hotel on the date of acquisition.

SALE OF THE PARTNERSHIP'S PROPERTY

     Generally, any gain realized by the Partnership or the Subsidiary Partnerships on the sale of property held for more than the applicable holding period will be subject to favorable capital gains tax rates (See "FEDERAL INCOME TAX CONSIDERATIONS-- Taxation of Taxable Domestic Stockholders"), except for any portion of such gain that is treated as depreciation or cost recovery recapture. Any gain recognized by the Partnership on the disposition of the Initial Hotels will be allocated first to the Limited Partners under Section 704(c) of the Code to the extent of their built-in gain on those Hotels. The Limited Partners' built-in gain on the Initial Hotels sold will equal the excess of the Limited Partners' proportionate share of the book value of those Initial Hotels over the Limited Partners' tax basis allocable to those Initial Hotels at the time of sale. Any remaining gain recognized by the Partnership on the disposition of the Initial Hotels will be allocated among the partners in accordance with their respective percentage interests in the Partnership. The Board of Trustees has adopted a policy requiring that any decision to sell the Initial Hotels will be made by a vote of a majority of the independent Trustees.

     The Company's share of any gain realized by the Partnership or a Subsidiary Partnership on the sale of any property held as inventory or other property held primarily for sale to customers in the ordinary course of the Partnership's or a Subsidiary Partnership's trade or business, however, will be treated as income from a prohibited transaction that is subject to a 100% penalty tax. See "FEDERAL INCOME TAX CONSIDERATIONS -- Income Tests." Such prohibited transaction income also may have an adverse effect upon the Company's ability to satisfy the income test for REIT status. See "FEDERAL INCOME TAX CONSIDERATIONS -- Income Tests" above.

                             AVAILABLE INFORMATION

     The Company has filed with the Securities and Exchange Commission ("SEC") a Registration Statement on Form S-2 ("Registration Statement") under the Securities Act with respect to the Shares. This Registration Statement, which constitutes part of the Registration Statement, omits certain of the information contained in the Registration Statement and the exhibits thereto on file with the SEC pursuant to the Securities Act and the rules and regulations of the SEC thereunder. The Registration Statement, including exhibits thereto, may be inspected and copied at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the SEC's Regional Offices at 7 World Trade Center, 13th Floor, New York, New York 10048, and Northwestern Atrium Center, 500 W. Madison Street, Suite 1400, Chicago, Illinois 60661, and copies may be obtained at the prescribed rates from the Public Reference Section of the SEC at its principal office in Washington, D.C. Statements contained in this Prospectus as to the contents of any contract or other document referred to are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference.

     The Company is subject to the informational requirements of the Exchange Act and, in accordance therewith, files reports and proxy statements and other information with the SEC. Such reports, proxy statements and other information can be inspected and copied at the locations described above. Copies of such materials can be obtained by mail from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at prescribed rates. In addition, certain of such materials can be inspected at the New York Stock Exchange, Inc., 20 Broad Street, New York, New York. Further, the SEC maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission, including the Company. The address of such Web site is http://www.sec.gov.

     No person is authorized to give any information or to make any representations, other than those contained or incorporated by reference in this Prospectus, in connection with the offering of Shares described herein and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or any Selling Stockholder. This Prospectus does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of the Shares by any person in any jurisdiction in which it is unlawful for such person to make such offer, solicitation or sale. Neither the delivery of this Prospectus nor any sale made hereunder shall under any circumstances create an implication that the information contained herein is correct as of any time subsequent to the date hereof.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents, which have been previously filed by the Company with the SEC, under the Exchange Act (File No. 1-7062) are incorporated herein by reference:

          1. Annual Report on Form 10-K for the year ended January 31, 1998, filed on May 18,1998;

          2. Current Report on Form 8-K dated February 17, 1998, as amended by Form 8-K/A filed on April 20, 1998;

          3. Current Report on Form 8-K dated March 16, 1998, as amended by Form 8-K/A filed on May 15, 1998; and

          4. Current Report on Form 8-K dated May 14, 1998, as amended by Form 8-K/A filed on May 27, 1998.

     All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of the Shares made hereby shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing such documents.

     Any statement contained herein, or in any document incorporated or deemed to be incorporated by reference herein, shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document that also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide, without charge, to each person, including any beneficial owner, to whom a copy of this Prospectus is delivered, on the request of any such person, a copy of any or all of the documents incorporated herein by reference, except the exhibits to such documents (unless such exhibits are specifically incorporated by reference in such documents). Requests for such copies should be directed to the Company at 1750 Huntington Building, 925 Euclid Avenue, Cleveland, Ohio 44115, Attention: Investor Relations; (216) 622-0046.

                           FORWARD-LOOKING STATEMENTS

     Certain statements in this Prospectus constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. The Company intends that such forward-looking statements be subject to the safe harbors created by such Acts. Those forward-looking statements include statements regarding the intent, belief or current expectations of the Company, its Trustees or its officers in respect of
(i) the declaration or payment of dividends; (ii) the leasing, management or operation of the Hotels; (iii) the adequacy of reserves for renovation and refurbishment; (iv) the Company's financing plans; (v) the Company's position regarding investments, acquisitions, financings, conflicts of interest and other matters; (vi) the Company's continued qualification as a REIT; and (vii) trends affecting the Company's or any Hotel's financial condition or results of operations. The words and phrases "looking ahead", "we are confident", "should be", "will be", "predicted", "believe", "expect", "anticipate" and similar expressions identify forward-looking statements.

     These forward-looking statements reflect the Company's current views in respect of future events and financial performance, but are subject to many uncertainties and factors relating to the operations and business environment of the Hotels which may cause the actual results of the Company to differ materially from any future results expressed or implied by such forward-looking statements. Examples of such uncertainties include, but are not limited to: fluctuations in hotel occupancy rates; changes in room rental rates which may be charged by the Lessee in response to market rental rate changes or otherwise; interest rate fluctuations, changes in Federal income tax laws and regulations; competition; any changes in the Company's financial condition or operating results due to acquisitions or dispositions of hotel properties; real estate and hospitality market conditions; hospitality industry factors; and local or national economic and business conditions, including, without limitation, conditions which may affect public securities markets generally, the hospitality industry, or the markets in which the Company operates or will operate. The Company undertakes no obligation to update publicly or revise any forward-looking statements whether as a result of new information, future events or otherwise. Pursuant to Section 21E(b)(2)(E) of the Exchange Act, the qualifications set forth hereinabove are inapplicable to any forward-looking statements in this Prospectus relating to the operations of the Partnership.

                                 LEGAL MATTERS

     The validity of the Shares will be passed upon for the Company by Thompson Hine & Flory LLP, Cleveland, Ohio. In addition, the description of federal income tax consequences contained in the Prospectus under the caption "FEDERAL INCOME TAX CONSIDERATIONS" is based upon the opinion of Thompson Hine & Flory LLP.

                                    EXPERTS

     The audited Consolidated Financial Statements and schedule of Realty ReFund Trust incorporated by reference in this Prospectus and elsewhere in the Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated by reference herein upon the authority of said firm as experts in giving said reports.

     The audited Combined Financial Statements of InnSuites Hotels System incorporated by reference in this Prospectus and elsewhere in the Registration Statement have been audited by Michael Maastricht, C.P.A., independent public accountants, as indicated in their report with respect thereto, and are incorporated by reference herein upon the authority of said firm as experts in giving said reports.

     Any financial statements and schedules hereafter filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act and incorporated by reference in the registration statement, of which this Prospectus is a part, that have been examined and are the subject of a report by independent accountants will be so incorporated by reference in reliance upon such reports given and upon the authority of such firms as experts in accounting and auditing to the extent covered by consents filed with the SEC.

======================================================

     NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE HEREBY AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OF THE SELLING STOCKHOLDERS. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCE, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY STATE IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

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                               TABLE OF CONTENTS

                                        PAGE
                                        ----
The Company...........................     2
Risk Factors..........................     4
Use of Proceeds.......................    12
Selling Stockholders..................    12
Plan of Distribution..................    17
Description of Capital Stock..........    18
Selected Historical and Pro Forma
  Financial and Operating Data........    20
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................    28
Business and Properties...............    35
Policies and Objectives With Respect
  to Certain Activities...............    44
Certain Declaration and Statutory
  Provisions..........................    46
Partnership Agreement.................    48
Federal Income Tax Considerations.....    50
Tax Aspects of the Partnership........    61
Available Information.................    65
Incorporation of Certain Documents by
  Reference...........................    65
Forward-Looking Statements............    66
Legal Matters.........................    66
Experts...............................    67

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                                2,950,743 SHARES

                                      LOGO

                              REALTY REFUND TRUST

                         SHARES OF BENEFICIAL INTEREST,
                               WITHOUT PAR VALUE
                            ------------------------

                                   PROSPECTUS
                            ------------------------

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                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     Set forth below is an estimate of the approximate amount of the fees and expenses (other than underwriting discounts and commissions) payable by the Registrant in connection with the issuance and distribution of the Shares.

Securities and Exchange Commission, registration fee........  $3,725.61
Printing and mailing........................................           *
Blue Sky fees and expenses..................................           *
Accountant's fees and expenses..............................           *
Legal fees and expenses.....................................           *
Miscellaneous...............................................           *
                                                              ---------
  Total.....................................................  $        *
                                                              =========

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* To be provided by amendment.

ITEM 15. INDEMNIFICATION OF TRUSTEES AND OFFICERS

     The Declaration of the Company generally limits the liability for money damages of the Company's Trustees and officers to the Company and its stockholders to the fullest extent permitted from time to time by the laws of the State of Ohio. The Declaration also provides generally for the indemnification of Trustees and officers, among others, against judgments, settlements, penalties, fines and reasonable expenses actually incurred by them in connection with any proceeding to which they have been made a party by reason of their service in those or other capacities except in respect of any matter as to which they shall have been adjudicated to have acted in bad faith or with willful misconduct or reckless disregard of their duties or gross negligence or not to have acted in good faith in the reasonable belief that their action was in the best interests of the Company. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to Trustees and officers of the Company pursuant to the foregoing provisions or otherwise, the Company has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable.

     The Company may purchase Trustee and officer liability insurance for the purpose of providing a source of funds to pay any indemnification described above.

ITEM 16. EXHIBITS

 4.1  --   Form of Common Stock Certificate.
 5.1  --   Opinion of Thompson Hine & Flory LLP.**
 8.1  --   Opinion of Thompson Hine & Flory LLP as to Tax Matters.**
10.1  --   First Amended and Restated Agreement of Limited Partnership
           of RRF Limited Partnership dated January 31, 1998.
10.2  --   Advisory Agreement dated as of January 31, 1998, between RRF
           Limited Partnership and Mid-America ReaFund Advisors, Inc.
           (incorporated by reference to Exhibit 10(a) of the
           Registrant's Form 10-K for the year ended January 31, 1998, filed with the Securities and Exchange Commission on May 18,
           1998).*
10.3  --   Employment Agreement dated as of January 31, 1998, between the Company and James F. Wirth (incorporated by reference to
           Exhibit 10(b) of the Registrant's Form 10-K for the year
           ended January 31, 1998, filed with the Securities and
           Exchange Commission on May 18, 1998).*

10.4  --   Formation Agreement among the Company, Mid-America ReaFund
           Advisors, Inc., Alan M. Krause, James H. Berick, Hospitality
           Corporation International, InnSuites Hotels, L.L.C., James
           F. Wirth, Tucson Hospitality Properties, Ltd., Yuma
           Hospitality Properties, Ltd., Baseline Hospitality
           Properties, Ltd., Northern Phoenix Investment Limited
           Partnership, Ontario Hospitality Properties Limited
           Partnership, Hulsey Hotels Corporation and Buenaventura
           Properties, Inc. (incorporated by reference to Exhibit 2.1 of the Registrant's Form 8-K, filed with the Securities and
           Exchange Commission on February 17, 1998).
10.5  --   Contribution Agreement dated as of February 1, 1998, between
           James F. Wirth, Gail J. Wirth and RRF Limited Partnership
           (incorporated by reference to Exhibit 2.1 of the
           Registrant's Form 8-K, filed with the Securities and
           Exchange Commission on March 16, 1998).
10.6  --   Agreement of Purchase and Sale and Joint Escrow Instructions
           dated March 20, 1998, between Lafayette Hotel, LLC and RRF
           Limited Partnership (incorporated by reference to Exhibit
           2.1 of the Registrant's Form 8-K/A, filed with the
           Securities and Exchange Commission on May 27, 1998).
23.1  --   Consent of Thompson Hine & Flory LLP (included in Exhibits
           5.1 and 8.1).**
23.2  --   Consent of Arthur Andersen LLP.
23.3  --   Consent of Michael Maastricht, CPA.
24.1  --   Power of Attorney.
99.1  --   Form of Percentage Lease.

---------------
 * Management contract or compensatory plan or arrangement required to be filed as an exhibit hereto.
** To be filed by amendment.

ITEM 17. UNDERTAKINGS.

     Rule 415 Offering. The undersigned Registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

             (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

             (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     Filings Incorporating Subsequent Exchange Act Documents by Reference. The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and,
where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Request For Acceleration of Effective Date. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referred to in Item 15 of this Registration Statement, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Cleveland, State of Ohio, on the 8th day of June, 1998.

                                          REALTY REFUND TRUST
                                          an unincorporated Ohio real estate
                                          investment trust (Registrant)

                                          By: /s/ JAMES F. WIRTH
                                            ------------------------------------
                                            James F. Wirth
                                            Chairman, President and Chief
                                              Executive Officer

                                          By: /s/ GREGORY D. BRUHN
                                            ------------------------------------
                                            Gregory D. Bruhn
                                            Executive Vice President, Chief
                                              Financial Officer,
                                              Treasurer and Secretary

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

              SIGNATURE                                 TITLE                       DATE
              ---------                                 -----                       ----

/s/ JAMES F. WIRTH                      Trustee, Chairman, President and        June 8, 1998
--------------------------------------  Chief Executive Officer
James F. Wirth

/s/ GREGORY D. BRUHN                    Trustee, Executive Vice President,      June 8, 1998
--------------------------------------  Chief Financial Officer,
Gregory D. Bruhn                        Treasurer and Secretary

*                                       Trustee                                 June 8, 1998
--------------------------------------
Marc E. Berg

*                                       Trustee                                 June 8, 1998
--------------------------------------
Lee J. Flory

*                                       Trustee                                 June 8, 1998
--------------------------------------
Edward G. Hill

*                                       Trustee                                 June 8, 1998
--------------------------------------
Mark J. Nasca

* Signature by Gregory D. Bruhn as      Attorney-in-Fact under Power of         June 8, 1998
  Attorney-in-Fact under Power of       Attorney
  Attorney

 /s/ GREGORY D. BRUHN
 -------------------------------------
 Gregory D. Bruhn

                               INDEX TO EXHIBITS

EXHIBIT
NUMBER                                 DESCRIPTION
-------                                -----------
  4.1     --   Form of Common Stock Certificate.
  5.1     --   Opinion of Thompson Hine & Flory LLP.**
  8.1     --   Opinion of Thompson Hine & Flory LLP as to Tax Matters.**
 10.1     --   First Amended and Restated Agreement of Limited Partnership
               of RRF Limited Partnership dated January 31, 1998.
 10.2     --   Advisory Agreement dated as of January 31, 1998, between RRF
               Limited Partnership and Mid-America ReaFund Advisors, Inc.
               (incorporated by reference to Exhibit 10(a) of the
               Registrant's Form 10-K for the year ended January 31, 1998, filed with the Securities and Exchange Commission on May 18,
               1998).*
 10.3     --   Employment Agreement dated as of January 31, 1998, between the Company and James F. Wirth (incorporated by reference to
               Exhibit 10(b) of the Registrant's Form 10-K for the year
               ended January 31, 1998, filed with the Securities and
               Exchange Commission on May 18, 1998).*
 10.4     --   Formation Agreement among the Company, Mid-America ReaFund
               Advisors, Inc., Alan M. Krause, James H. Berick, Hospitality
               Corporation International, InnSuites Hotels, L.L.C., James
               F. Wirth, Tucson Hospitality Properties, Ltd., Yuma
               Hospitality Properties, Ltd., Baseline Hospitality
               Properties, Ltd., Northern Phoenix Investment Limited
               Partnership, Ontario Hospitality Properties Limited
               Partnership, Hulsey Hotels Corporation and Buenaventura
               Properties, Inc. (incorporated by reference to Exhibit 2.1 of the Registrant's Form 8-K, filed with the Securities and
               Exchange Commission on February 17, 1998).
 10.5     --   Contribution Agreement dated as of February 1, 1998, between
               James F. Wirth, Gail J. Wirth and RRF Limited Partnership
               (incorporated by reference to Exhibit 2.1 of the
               Registrant's Form 8-K, filed with the Securities and
               Exchange Commission on March 16, 1998).
 10.6     --   Agreement of Purchase and Sale and Joint Escrow Instructions
               dated March 20, 1998, between Lafayette Hotel, LLC and RRF
               Limited Partnership (incorporated by reference to Exhibit
               2.1 of the Registrant's Form 8-K/A, filed with the
               Securities and Exchange Commission on May 27, 1998).
 23.1     --   Consent of Thompson Hine & Flory LLP (included in Exhibits
               5.1 and 8.1).**
 23.2     --   Consent of Arthur Andersen LLP.
 23.3     --   Consent of Michael Maastricht, CPA.
 24.1     --   Power of Attorney.
 99.1     --   Form of Percentage Lease.

---------------
 * Management contract or compensatory plan or arrangement required to be filed as an exhibit hereto.
** To be filed by amendment.